Exhibit 99.1

Rock solid resources.
Proven advice.TM

YAMANA GOLD INC.

TECHNICAL REPORT ON THE

CHAPADA MINE,

GOIÁS STATE, BRAZIL

NI 43-101 Report

Qualified Persons:

Hugo M. Miranda, ChMC (RM)

Chester M. Moore, P.Eng.

Avakash Patel, P.Eng.

Luiz E. C. Pignatari, ChMC(RM)

March 21, 2018

RPA                      55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T + 1 (416) 947 0907                    www.rpacan.com

Report Control Form

Document Title	Technical Report on the Chapada Mine, Goiás State, Brazil

Client Name & Address	Mr. Luke Buchanan Director, Operations Yamana Gold Inc. Royal Bank Plaza, North Tower 200 Bay Street, Suite 2200 Toronto, Ontario M5J 2J3

Document Reference	Project #2941	Status & Issue No.	FINAL Version

Issue Date	March 21, 2018

Lead Authors	Hugo Miranda	(Signed)
Chester Moore	(Signed)
Avakash Patel	(Signed)
Luiz E. C. Pignatari	(Signed)

Peer Reviewer	Deborah McCombe	(Signed)

Project Manager Approval	Chester Moore	(Signed)

Project Director Approval	Deborah McCombe	(Signed)

Report Distribution	Name	No. of Copies
Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Economic Analysis	1-6
Technical Summary	1-6
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local Geology	7-5
Property Geology	7-11
Mineralization	7-18
8 DEPOSIT TYPES	8-1
9 EXPLORATION	9-1
10 DRILLING	10-1
11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Quality Assurance and Quality Control	11-6
12 DATA VERIFICATION	12-1
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Suruca	13-7
14 MINERAL RESOURCE ESTIMATE	14-1
Database	14-2
Geological interpretation	14-4
Raw Assays	14-10
Compositing and Exploratory Data Analysis	14-10
Outlier Treatment	14-12
Density	14-13
Variography	14-14
Block Model	14-18
Grade Interpolation	14-18
Block Model Validation	14-20
Cut-off Grade and Optimized Pit Shell	14-26
Classification	14-27

i

Mineral Resources	14-30
15 MINERAL RESERVE ESTIMATE	15-1
Dilution And Ore Loss	15-2
Cut-off Grade	15-2
Reconciliation	15-3
16 MINING METHODS	16-1
Ground Conditions/Slope Stability	16-1
Mine Design	16-11
Life of Mine Plan	16-14
Waste Rock	16-16
Mine Equipment	16-17
Manpower	16-20
Mine Infrastructure	16-20
17 RECOVERY METHODS	17-1
Sulphide Ore	17-1
Oxide Ore	17-5
18 PROJECT INFRASTRUCTURE	18-1
19 MARKET STUDIES AND CONTRACTS	19-1
Markets and Contracts	19-1
20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Project Permitting and Environmental Status	20-1
Social or Community Requirements	20-3
Mine Closure	20-3
21 CAPITAL AND OPERATING COSTS	21-1
Operating Costs	21-2
Manpower	21-2
22 ECONOMIC ANALYSIS	22-1
23 ADJACENT PROPERTIES	23-1
24 OTHER RELEVANT DATA AND INFORMATION	24-1
25 INTERPRETATION AND CONCLUSIONS	25-1
26 RECOMMENDATIONS	26-1
27 REFERENCES	27-1
28 DATE AND SIGNATURE PAGE	28-1
29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE

Table 1-1	Mineral Resources - December 31, 2017	1-2
Table 1-2	Mineral Reserves - December 31, 2017	1-3
Table 1-3	Chapada Total Operating Cost	1-13
Table 1-4	Suruca Total Operating Cost	1-13
Table 4-1	Mineral Claims	4-4
Table 6-1	Historical Ownership and Exploration Activities	6-1
Table 6-2	Historical Chapada Drill Holes by Company	6-2
Table 6-3	Historical Chapada Drill Holes by Series	6-2
Table 6-4	Suruca History Summary	6-3
Table 6-5	Past Production	6-4
Table 7-1	Events and Structural Features of Brasiliano Deformation in the Mine Area	7-7
Table 9-1	Soil and Chip Sampling	9-4
Table 10-1	Yamana Chapada Drill Holes	10-1
Table 10-2	Historical Suruca Drill Holes	10-2
Table 10-3	Yamana Suruca Drill Intercepts of Interest	10-2
Table 10-4	Yamana Suruca Drill Holes	10-3
Table 10-5	Yamana Regional Drill Intercepts of Interest	10-4
Table 10-6	Yamana Regional Drill Holes	10-4
Table 11-1	Specific Gravity to Density Conversion Factors	11-3
Table 11-2	Density Log Database Example	11-4
Table 11-3	Analytical Procedures	11-5
Table 11-4	2008 To 2017 Certified Reference Materials for Gold	11-9
Table 11-5	2008 To 2017 Certified Reference Materials for Copper	11-10
Table 11-6	Summary Statistics For Original and Field Duplicates Assay Results for Gold	11-13
Table 11-7	Summary Statistics For Original and Field Duplicates Assay Results for Copper	11-13
Table 11-8	2009 To 2017 Certified Reference Materials for Gold	11-15
Table 11-9	2009 To 2017 Certified Reference Materials for Copper	11-16
Table 11-10	Summary Statistics For Original and Field Duplicates Assay Results for Gold	11-17
Table 11-11	Summary Statistics For Original and Field Duplicates Assay Results for Copper	11-17
Table 13-1	Lakefield Projected Metallurgy	13-3
Table 13-2	Suruca Ore Characteristics	13-7
Table 14-1	Mineral Resources - December 31, 2017	14-1
Table 14-2	Description of Chapada and Suruca Database	14-2
Table 14-3	Summarized Raw Statistics	14-10
Table 14-4	Summarized Composite Statistics	14-11
Table 14-5	Chapada and Suruca Capping	14-13
Table 14-6	Bulk Density	14-14
Table 14-7	Variogram Parameters Chapada - Gold	14-15
Table 14-8	Variogram Parameters Chapada - Copper	14-16
Table 14-9	Variogram Parameters Suruca	14-17
Table 14-10	Yamana Chapada and Suruca Block Model Definitions	14-18
Table 14-11	Suruca Interpolation Parameters	14-19
Table 14-12	NSR Parameters	14-26

Table 14-13	NSR Parameters - Suruca Sulphide and Gold Only	14-27
Table 14-14	Mineral Resources - December 31, 2017	14-31
Table 15-1	Mineral Reserves - December 31, 2017	15-1
Table 15-2	NSR Parameters	15-2
Table 15-3	2017 Mine to Plant Reconciliation	15-3
Table 16-1	Cava Norte Slope Design Recommendations	16-2
Table 16-2	Corpo Principal Slope Design Recommendations	16-2
Table 16-3	Cava SW Slope Design Recommendations	16-7
Table 16-4	Corpo Sul Slope Design Recommendations	16-7
Table 16-5	Pit Design Parameters	16-12
Table 16-6	Suruca Oxide Pit Optimization Parameters	16-13
Table 16-7	Suruca Sulphide Pit Optimization Parameters	16-13
Table 16-8	Life of Mine Plan	16-15
Table 16-9	Suruca Oxide Life of Mine Plan	16-16
Table 16-10	Suruca Sulphide Life of Mine Plan	16-16
Table 16-11	Chapada Mine Equipment Fleet	16-17
Table 16-12	Suruca Oxide Mine Equipment Fleet	16-20
Table 16-13	Chapada Mine Equipment Fleet Replacement Schedule	16-21
Table 21-1	Total Capital Cost	21-1
Table 21-2	Total Operating Cost	21-2
Table 21-3	Total Operating Cost	21-2
Table 21-4	Manpower	21-3

LIST OF FIGURES

PAGE

Figure 4-1	Location Map	4-8
Figure 4-2	Claim Map	4-9
Figure 7-1	Regional Geology	7-3
Figure 7-2	Geological Map of the Chapada Region	7-4
Figure 7-3	Local Geology	7-8
Figure 7-4	Typical Stratigraphical Sequence of the Chapada Deposit	7-9
Figure 7-5	Sketch of the Structural Geology in the Chapada Region	7-10
Figure 8-1	Chapada Mineralization System	8-2
Figure 8-2	Chapada Cu-Au Porphyry System	8-4
Figure 10-1	Drill Hole Location Map	10-6
Figure 11-1	Yamana Re-sampling of Suruca Core Results	11-6
Figure 11-2	Blank CRMs for Gold	11-8
Figure 11-3	Accuracy Results for Copper	11-11
Figure 11-4	Precision Results for Gold	11-12
Figure 11-5	Scatter Plot - Field Duplicates Analyzed for Copper	11-14
Figure 11-6	Scatter Plot - Field Duplicates Analyzed for Gold	11-18
Figure 11-7	Scatter Plot - Field Duplicates Analyzed for Copper	11-19
Figure 11-8	Scatter Plot - Pulp Duplicates Analyzed for Gold	11-20
Figure 11-9	Scatter Plot - Pulp Duplicates Analyzed for Copper	11-20
Figure 14-1	Resource Drilling Map	14-3
Figure 14-2	Isometric View for Chapada	14-6
Figure 14-3	Typical Vertical Section for Chapada	14-7
Figure 14-4	Typical Vertical Section Through Suruca	14-8

Figure 14-5	Vertical Section Through Chapada and Optimized Resource Pit	14-9
Figure 14-6	Blocks Versus Drill Hole Grades Cava Central	14-21
Figure 14-7A	Swath Plot of OK Versus NN Block Values - Chapada	14-22
Figure 14-7B	Swath Plot of OK Versus NN Block Values - Chapada	14-23
Figure 14-8A	Swath Plot of OK Versus NN Block Values - Chapada	14-24
Figure 14-8B	Swath Plot of OK Versus NN Block Values - Chapada	14-25
Figure 14-9	Suruca Classification for Oxide and Sulphide Domains	14-29
Figure 16-1	Cava Norte Pit Geotechnical Zones	16-3
Figure 16-2	Corpo Principal Pit Geotechnical Zones	16-4
Figure 16-3	Cava SW Pit Geotechnical Zones	16-5
Figure 16-4	Corpo Sul Pit Geotechnical Zones	16-6
Figure 16-5	Chapada Reserve Pit Design	16-8
Figure 16-6	Suruca Oxide Reserve Pit Design	16-9
Figure 16-7	Suruca Sulphide Reserve Pit Design	16-10
Figure 17-1	Chapada Treatment Plant — Existing Process Flow Sheet	17-2
Figure 17-2	Suruca Oxide Process Flow Sheet	17-8
Figure 18-1	General Layout	18-2

v

1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to prepare an independent Technical Report on the Chapada Copper-Gold Mine (the Project), located in Goiás State, Brazil. The purpose of this report is to support the disclosure of Mineral Resources and Mineral Reserves. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

This report was jointly prepared by RPA and Luis Pignatari with Edem Engenharia de Minas. RPA previously visited the property from January 14 to 16, 2013, however, it did not carry out a recent site visit. Mr. Luiz Pignatari, Mining Engineer, based in São Paulo, Brazil, co-authored the report. Mr. Pignatari visited the Chapada operations from January 29 to February 2, 2018.

Yamana holds 100% of Chapada Mine through its 100% owned subsidiary of Mineração Maracá Indústria e Comércio S/A (Mineração Maracá). The Chapada Mine includes the Chapada copper-gold deposit, sub-divided into the Chapada Corpo Principal and Corpo Sul deposits, and the Suruca gold deposit. Suruca is located six kilometres northeast of the Chapada deposit. Production commenced at Chapada Corpo Principal in 2007.

Yamana is a Canadian-based gold producer with production, development, and exploration properties, and land positions in Canada, Brazil, Argentina, and Chile. Yamana is listed on the Toronto Stock Exchange (YRI-TSX) and the New York Stock Exchange (AUY-NYSE). Yamana’s portfolio includes five other (open pit and underground) mines in South America and one mine in Canada, which together with Chapada produced 977,000 ounces of gold, 5.0 million ounces of silver, and 127.3 million pounds of copper in 2017. Attributable production including ounces on a weighted-average basis (65.5%) with respect to ownership of Brio Gold Inc. (Brio Gold) for 2017 was 1,096,000 ounces.

The Mineral Resources estimated for the Project, exclusive of Mineral Reserves, with an effective date of December 31, 2017 are summarized in Table 1-1.

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TABLE 1-1   MINERAL RESOURCES - DECEMBER 31, 2017

Yamana Gold Inc. — Chapada Mine

			Au	Au		Cu
Category	Deposit	Tonnes (000)	(g/t)	(000 oz)	Cu (%)	(Mlb)
Measured
	Chapada	53,637	0.11	193	0.20	231
	Suruca SW	1,178	0.29	11	0.07	2
Sub-Total Copper/Gold		54,815	0.12	204	0.19	233
	Suruca Sulphide	0	—	—	—	—
	Suruca Oxide	0	—	—	—	—
Sub-Total Gold Only		—	—	—	—	—

Total Measured		54,815	0.12	204	0.19	233

Indicated
	Chapada	148,666	0.17	819	0.26	838
	Suruca SW	70,711	0.22	503	0.16	242
Sub-Total Copper/Gold		219,377	0.19	1,322	0.22	1,080
	Suruca Sulphide	78,464	0.49	1,244	—	—
	Suruca Oxide	3,697	0.28	34	—	—
Sub-Total Gold Only		82,161	0.48	1,277	—	—

Total Indicated		301,538	0.27	2,600	0.16	1,080

M+I
	Chapada	202,303	0.16	1,013	0.24	1,069
	Suruca SW	71,889	0.22	514	0.15	244
M+I Total Copper/Gold		274,192	0.17	1,527	0.22	1,313
	Suruca Sulphide	78,464	0.49	1,244	—	—
	Suruca Oxide	3,697	0.28	34	—	—
M+I Total Gold Only		82,161	0.48	1,277	—	—

Total M+I		356,353	0.24	2,804	0.17	1,313

Inferred
	Chapada	46,592	0.15	219	0.24	251
	Suruca SW	453	0.29	4	0.09	1
Sub-Total Copper/Gold		47,046	0.15	223	0.24	252
	Suruca Sulphide	25,296	0.45	362	—	—
	Suruca Oxide	2,257	0.34	24	—	—
Sub-Total Gold Only		27,553	0.44	386	—	—

Total Inferred		74,599	0.25	609	0.15	252

Notes:

1.     CIM (2014) definitions were followed for Mineral Resources.

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2.              For Chapada Corpo Principal and Corpo Sul, Mineral Resources are estimated at a cut-off grade of 0.2 g/t Au for Oxide and a US$4.06 NSR cut-off for Sulphide.

3.              For Suruca, Mineral Resources are estimated at a cut-off grade of 0.2 g/t Au for Oxide and 0.3 g/t for Sulphide.

4.              Mineral Resources are estimated using a long-term gold price of US$1,600 per ounce and a long-term copper price of US$4.00 per pound.

5.              Mineral Resources at Chapada are constrained by an optimized pit and the December 2017 topographic surface.

6.              Mineral Resources are exclusive of Mineral Reserves.

7.              Numbers may not add due to rounding.

The Mineral Reserves for the Chapada Mine as of December 31, 2017 are summarized in Table 1-2.

TABLE 1-2   MINERAL RESERVES - DECEMBER 31, 2017

Yamana Gold Inc. - Chapada Mine

		Tonnes	Au	Au	Cu	Cu
Deposit	Category	(000)	(g/t)	(000 oz)	(%)	(Mlb)
Chapada Corpo Principal	Proven	86,678	0.17	482	0.25	477
Corpo Sul	Proven	127,865	0.17	691	0.25	718
Stocks	Proven	87,950	0.17	480	0.23	447
Sub-Total Copper/Gold		302,492	0.17	1,653	0.25	1,642

Suruca Oxide	Proven	9,868	0.43	135	—	—
Sub-Total Gold Only		9,868	0.43	135	—	—

Sub-Total Proven		312,360	0.18	1,788	0.24	1,642

Corpo Principal	Probable	131,453	0.15	639	0.25	731
Corpo Sul	Probable	141,743	0.13	584	0.25	783
Sucupira	Probable	46,131	0.27	405	0.31	315
Sub-Total Copper/Gold		319,327	0.16	1,627	0.26	1,829

Suruca Oxide	Probable	8,990	0.38	111	—	—
Suruca Sulphide	Probable	40,473	0.59	761	—	—
Sub-Total Gold Only		49,463	0.55	872	—	—

Sub-Total Probable		368,790	0.21	2,500	0.22	1,829

Total Copper/Gold	Proven and Probable	621,819	0.16	3,280	0.25	3,471
Total Gold Only	Proven and Probable	59,331	0.53	1,007	—	—
Total Reserves	Proven and Probable	681,150	0.20	4,287	0.23	3,471

Notes:

1.     CIM (2014) definitions were followed for Mineral Reserves.

2.     Chapada copper-gold Mineral Reserves are estimated at a cut-off NSR value of $4.06.

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3.              Chapada copper-gold Mineral Reserves are estimated using an average long-term gold price of US$1,250 per ounce and a long-term copper price of $3.00 per pound.

4.              Suruca Oxide and Suruca Sulphide Mineral Reserves are estimated at cut-off grades of 0.21 g/t and 0.30 g/t respectively.

5.              Suruca Oxide and Suruca Sulphide Mineral Reserves are estimated using an average long-term gold price of US$1,300 per ounce and US$900 per ounce respectively.

The author is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the current Mineral Resource and Mineral Reserve estimates.

CONCLUSIONS

Based on review of the available documentation, the following conclusions are offered:

GEOLOGY AND MINERAL RESOURCES

•      The mineralization at Chapada is interpreted as a porphyry and epithermal system.

•                  The procedures for drilling, sampling, sample preparation, and analysis are appropriate for estimation of Mineral Resources.

•                  Mineral Resources were estimated to Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

•                  The author reviewed the following items and finds the estimation methods and classification criteria adopted by Yamana to be reasonable and sufficient to support Mineral Resource disclosure:

•      The resource database

•      The geological interpretations

•      Exploratory data analysis

•      Composites and compositing strategy

•      Capping grades applied

•      Bulk density

•      Variography

•      Block model parameters

•      Interpolation strategy

•      Classification criteria determination and designation

•                  Measured and Indicated Mineral Resources of gold are estimated at 82.2 Mt grading 0.48 g/t Au containing approximately 1.3 million ounces of gold. Measured and Indicated Mineral Resources of copper/gold are estimated at 274.2 Mt grading 0.17 g/t Au and 0.22% Cu containing approximately 1.5 million ounces of gold and 1.3 billion pounds of copper.

•                  Inferred Mineral Resources of gold are estimated at 27.6 Mt grading 0.44 g/t Au approximately 386,000 ounces of gold. Inferred Mineral Resources of copper/gold are estimated at 47.0 Mt grading 0.15 g/t Au and 0.24% Cu containing approximately 223,000 ounces of gold and 252 million pounds of copper.

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MINING AND MINERAL RESERVES

•                  The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM (2014) definitions.

•                  The open pit Proven and Probable Reserves of gold, including existing stockpiles scheduled for processing, are estimated to be 59.3 Mt grading 0.53 g/t Au, containing approximately 1.0 million ounces of gold. The Proven and Probable Reserves of copper/gold, including existing stockpiles scheduled for processing, are estimated to be 621.8 Mt grading 0.16 g/t Au and 0.25% Cu, containing approximately 4.3 million ounces of gold and 3.5 billion pounds of copper.

•                  Economic analysis of the Life of Mine (LOM) plan generates a positive cash flow and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

•                  Reconciliation of the ore mined in 2017 from the Mineral Reserve block model to the plant feed substantiates the reserve estimate at Chapada.

MINERAL PROCESSING

•                  From 2015 through 2017, the process plant went through an optimization program that included throughput improvements through further automation of the grinding circuit, improved recoveries by flotation cell retro-fits, and on-line analysis of sample streams.

RECOMMENDATIONS

Based on the site visit and subsequent review of the available documentation, the following recommendations are offered:

GEOLOGY AND MINERAL RESOURCES

•                  Investigate the sub-division of the distribution into “inside” and “outside” with respect to the grade shells only and located within similar areas and/or with similar orientations.

•      Cap assays as opposed to composites.

•                  Investigate the removal of hard boundaries within the grade shells and possibly a single variogram and set of estimation parameters for block estimates within the grade shell as opposed to multiple “ore” rock types.

MINING AND MINERAL RESERVES

•                  Complete relocation of infrastructure study in order to add 68 million tonnes of ore from Sucupira deposit.

•                  Suruca gold-only resources should be revised with new parameters by an optimized pit to demonstrate reasonable prospects for economic extraction.

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MINERAL PROCESSING

•                  Verify the plant production and recoveries through mine, mill, and finally concentrate reconciliation as operation continues on an on-going basis. The reconciliations will provide feedback for value assurance from the optimization program and continuous improvement initiatives.

•                  Complete the Suruca Sulphide processing plant scenarios with Standalone carbon in leach (CIL) or carbon in pulp (CIP) plant to maximize the Net Present Value.

ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in Section 22, Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Yamana is a producing issuer, the Chapada Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Chapada Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

Chapada Mine is located in northern Goiás State, approximately 320 km north of the state capital of Goiania and 270 km northwest of the national capital of Brasilia. The Chapada deposit is situated at latitude 14° 14’ S, longitude 49° 22’ W. Corpo Sul is situated at the southwest extremity of the Chapada deposit, at approximately latitude 14° 11’ S, longitude 49° 20’ W. Suruca is located six kilometres northeast of Chapada Mine.

LAND TENURE

Chapada Mine is divided into 37 claims covering 43,866.31 ha held in the name of Mineração Maracá Indústria e Comércio S/A (Mineração Maracá), a 100% owned subsidiary of Yamana. The Suruca deposit is located on claim numbers 860.708/2009 and 860.595/2009 (both Application for Mining Licences), totalling 845.75 ha. The Chapada and Corpo Sul deposits are located on claim numbers 808.931/1994, 808.923/1974, and 860.273/2003 (all Mining Licences) encompassing 3,830.19 ha.

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HISTORY

Chapada was discovered in 1973 by INCO Ltda. (INCO) during a regional program of stream sediment sampling. Follow-up work by INCO was conducted in 1974 and 1975 including detailed stream sediment surveys, soil geochemistry, geophysics, trenching, and broadly spaced drilling.

There are few outcrops in the mine area due to laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons-Eluma, Eluma-Noranda, Santa Elina, and Santa Elina-Echo Bay.

Yamana purchased the Project in 2003 and began production in 2007. Total processed up to the end of December 2017 stands at 212 million tonnes grading 0.34 g/t Au and 0.39% Cu.

GEOLOGY AND MINERALIZATION

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc, which is part of a large system of mobile belts that have a complex, multi-phased history of deformation.

The Chapada, Suruca, and Corpo Sul deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence. The Eastern Belt in the vicinity of the Mine comprises a thick package of amphibolites succeeded by volcanic and volcanoclastic rocks overlying metasedimentary rocks.

The copper-gold deposit at Chapada comprises products of hydrothermal alteration of the copper-gold porphyry system. Alteration styles include biotitization, sericitization, argillitization, and propylitization. The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulphide mineralization and was likely to be contemporaneous with the copper.

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulphide concentrations. The second generation of quartz veins/veinlets with

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sulphides (sphalerite + galena + pyrite), carbonates, and epidote also host gold which is related to zinc. Mineralization predominately pre-dates deformation hence the gold is associated with epithermal features and not structurally controlled.

The mine area is covered by a 30 m thick lateritic profile.

EXPLORATION STATUS

Yamana’s exploration at Chapada mainly consisted of drilling; a total of 1,147 holes for 229,254 m have been completed by Chapada and its predecessors to date. This included drilling in the Chapada Corpo Principal deposit with the objective of delineating an Inferred Resource, condemnation drilling to sterilize the location of waste dumps, and infill drilling in Corpo Sul to upgrade Indicated to Measured Resources and Inferred to Indicated Resources.

At Suruca, Yamana’s exploration team carried out geological mapping based on a new exploration model which focused on the discovery of hydrothermal halos and structures. In 2009, Yamana carried out geophysical surveys (Induced Polarization and magnetics) and drilling. The 2010 drilling program focused on delineation of the Suruca deposit followed by infill drilling at 200 m by 200 m and 100 m by 100 m spacings.

The Suruca SW mineralization was discovered in 2017 exhibiting similar geological features to the Chapada deposit.

To date, Yamana and its predecessors have drilled 1,002 holes for 77,301 m at Suruca.

A total of 230 holes (32,736 m) were drilled to explore regional targets.

MINERAL RESOURCES

The updated Mineral Resource estimates for the Chapada and Suruca deposits completed by Yamana personnel have been reviewed. The Mineral Resource estimate is based on open pit mining scenarios and Chapada Mineral Resources are constrained by Whittle optimized pits which are based on a copper and gold net smelter return (NSR) cut-off value. At Chapada and Suruca SW, a variable NSR cut-off value averaging approximately US$4.06 per tonne was used for sulphide and 0.2 g/t Au for oxide mineralization. For Suruca gold-only resources, a

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0.2 g/t Au cut-off grade was used for oxide material and 0.3 g/t Au cut-off grade, for sulphide material.

The Mineral Resource estimates, exclusive of those resources used to estimate the Mineral Reserves, are summarized in Table 1-1. The copper/gold Measured plus Indicated Mineral Resources total 274.2 Mt grading 0.17 g/t Au and 0.22% Cu containing approximately 1.5 million ounces of gold and 1.3 billion pounds of copper. The gold only Measured plus Indicated Mineral Resources total 82.2 Mt grading 0.48 g/t Au containing approximately 1.3 million ounces of gold. The copper/gold Inferred Mineral Resources total 47.0 Mt grading 0.15 g/t Au and 0.24% Cu containing approximately 223,000 ounces of gold and 252 million pounds of copper. The gold only Inferred Mineral Resources total 27.6 Mt grading 0.44 g/t Au approximately 386,000 ounces of gold.

Yamana personnel developed mineralization and lithology wireframes using Vulcan software, with refinements in Leapfrog 3D software. Block models were generated in MineSight measuring ten metres in each direction for Chapada (Cava Central, Cava Norte, Corpo Sul, and Sucupira) and five metres in each direction for the Suruca deposits. Block grades were estimated using Ordinary Kriging (OK) in areas where sufficient composites were available to produce reliable variograms. In the absence of reliable variograms, block estimates were performed using Inverse Distance (ID) to the third power.

Classification for Chapada, Suruca Sulphide, and Suruca SW was based on a 50 m by 50 m drill pattern for the Measured Resources, 100 m by 100 m drill pattern for indicated, and 200 m by 200 m drill pattern for Inferred. For Suruca Oxide, classification was based on a 35 m by 35 m drill pattern for Measured Resources, 100 m by 50 m for Indicated, and 200 m by 200 m drill pattern for Inferred.

The author is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

MINERAL RESERVES

The resource estimates were prepared using industry standard methods and provide an acceptable representation of the deposit. RPA reviewed the reported resources, production schedules, and factors for conversion from Mineral Resources to Mineral Reserves. Based on

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this review, it is the author’s opinion that the Measured and Indicated Mineral Resource within the final pit designs at Chapada Mine can be classified as Proven and Probable Mineral Reserves.

Total Proven and Probable Copper/Gold Mineral Reserves for Chapada and Suruca are estimated at 621.8 Mt grading 0.16 g/t Au and 0.25% Cu. Total Proven and Probable Gold Mineral Reserves for Suruca are estimated at 59.3 Mt grading 0.53 g/t Au.

The author is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

MINING METHOD

The Chapada Mine is a traditional open pit truck/shovel operation that has been in continuous operation since 2007. There are two main open pit mining areas to be developed on the property, Chapada and Suruca. Current production is entirely from Chapada, including the Corpo Principal, Cava Norte, and Corpo Sul pits. These pits are planned to eventually join into a single pit and Sucupira pit is planned as an additional series of pushbacks. The Suruca mining area includes Suruca Oxide and Suruca Sulphide gold Mineral Reserves.

The Chapada Mine is located in gently undulating terrain at elevations between 340 MASL and 400 MASL. The Chapada open pit, which is currently being mined, has ultimate design dimensions of approximately 8.0 km along strike, up to 1.5 km wide, and 420 m deep. The Suruca open pit will be located approximately seven kilometres northeast of the Chapada open pit. Final pit dimensions for Suruca will be approximately two kilometres along strike and about one kilometre wide.

The processing plant is located at the northwest end of the Chapada pit rim. The tailings storage facility is located to the northwest of the Chapada open pit, with the pond as close as 0.5 km to the pit rim and the tailings dam being up to five kilometres to the northwest.

The LOM plan is based on Mineral Reserves, as of December 31, 2017, plus an additional 68 Mt of Measured and Indicated Resources from Sucupira at an average grade of 0.26% Cu and 0.17 g/t Au. These additional resources require the relocation of surface infrastructure that will be studied in a Feasibility Study in 2018.

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The LOM plan is based on a processing rate of 23.4 Mtpa. The ore stockpile will be processed intermittently throughout the mine life. The mine life is 27 years plus an additional two years at the end of the mine life for processing the remainder of the ore stockpile.

MINERAL PROCESSING

The existing Chapada Mine treatment plant is designed to treat sulphide ore at a nominal rate of 65,000 tpd. The current process recoveries for copper and gold average 80% and 57% respectively. Run of mine (ROM) material from the Suruca deposit is treated and incorporated into the system through two separate processes; the oxide ore is processed using conventional heap leaching technology, and sulphide ore is processed in the existing plant after some modifications.

For sulphide ore, the first step of the process occurs in the primary grinding circuit in two parallel crushing systems. The primary crushing system consists of a roll crusher and secondary jaw crushers. Crushing is followed by grinding in a semi-autogenous (SAG) mill. The ore is then sent to the flotation, thickening, and filtration processes. The tailings are placed in a tailings storage facility, where the embankments are constructed using the coarser material from the grinding plant.

For oxide ore, the processing facilities will consist of a series of unit operations, such as carbon adsorption, acid wash, elution, carbon regeneration, electro-winning, filtration and drying, to produce gold-rich concentrate. This processing facility will be designed for oxide ores only, with no provision for sulphide ores.

PROJECT INFRASTRUCTURE

Chapada currently operates one open pit mine and process plant and has all the required infrastructure necessary for a mining complex including:

•                  Open pit mine and mine infrastructure including truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosive’s storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.

•                  A conventional flotation mill for processing sulphide ore and mill infrastructure including assay laboratory, maintenance shops, and offices.

•      Mine and mill infrastructure including office buildings, shops, and equipment.

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•                  A tailings storage facility comprising a raised dam constructed with cyclone tailings with capacity for three years and plans for further expansion.

•      Local water supplies as required.

•      Electric power from the national grid.

•      Haulage roads from the mines to the plant.

•      Stockpile areas for high grade and low grade ore.

•      Maintenance facilities.

•      Administrative office facilities.

•      Core storage and exploration offices.

•                  Access road network connecting the mine infrastructure to the town site and to public roads.

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

Yamana has all the environmental permits required to operate the Chapada mine and process plant. Additional permits are occasionally required for expansion or construction projects.

Including stockpiles scheduled for processing, the operating life for Chapada Mine is currently 29 years. The closure plan consists of two major types of activity: decommissioning and rehabilitation. Decommissioning involves permanently ending the mining and mineral processing operations and removing all the equipment and facilities that are not destined to remain in place for future use. Reclamation includes reclaiming the mine site to other sustainable uses as defined in closure management plans.

Yamana is very active in engaging the local community with a series of cultural, social, and economic programs.

CAPITAL AND OPERATING COST ESTIMATES

CAPITAL COST

LOM capital costs include capital projects, sustaining capital, and closure costs. LOM expansionary capital costs for Chapada are approximately $27 million and sustaining costs are approximately $290 million. The capital and sustaining cost estimate exclude mine

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development waste movement, the Suruca project, Project financing and interest charges, and working capital.

The Suruca oxide pit and heap leach pre-production capital cost is estimated to be US$65.91 million including contingency. The LOM capital cost is US$74.3 million and includes sustaining costs for the tailings area and waste pit expansions.

OPERATING COST

For Chapada, all in unit operating costs are US$8.03 per tonne processed as summarized in Table 1-3. For Suruca, the overall operating cost is estimated at approximately US$8.02 per tonne ore feed, as shown in Table 1-4.

TABLE 1-3   CHAPADA TOTAL OPERATING COST

Yamana Gold Inc. — Chapada Mine

	2018	LOM
Cost	$/t Processed	$/t Processed
Mining	6.20	3.95
Processing	3.33	3.38
G&A	0.66	0.70
Total	10.19	8.03

Notes:

1.              Numbers may not add due to rounding.

TABLE 1-4   SURUCA TOTAL OPERATING COST

Yamana Gold Inc. — Chapada Mine

Cost	LOM $/t Processed
Mining	2.78
Processing	4.71
G&A	0.53
Total	8.02

Notes:

1.              Numbers may not add due to rounding.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to prepare an independent Technical Report on the Chapada Copper-Gold Mine (the Project), located in Goiás State, Brazil. The purpose of this report is to support the disclosure of Mineral Resources and Mineral Reserves. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

This report was jointly prepared by RPA and Luiz Pignatari. RPA previously visited the property from January 14 to16, 2013, however, it did not carry out a recent site visit. Mr. Luiz Pignatari, Mining Engineer with Edem Engenharia de Minas, based in São Paulo, Brazil, co-authored the report. Mr. Pignatari visited the Chapada operations from January 29 to February 2, 2018.

Yamana holds 100% of Chapada Mine through its 100% owned subsidiary of Mineração Maracá Indústria e Comércio S/A (Mineração Maracá). The Chapada Mine includes the Chapada copper-gold deposit, sub-divided into the Chapada Corpo Principal and Corpo Sul deposits, and the Suruca gold deposit. Suruca is located six kilometres northeast of Chapada deposit. Production commenced at Chapada Corpo Principal in 2007.

Yamana is a Canadian-based gold producer with production, development, and exploration properties, and land positions in Canada, Brazil, Argentina, and Chile. Yamana is listed on the Toronto Stock Exchange (YRI-TSX) and the New York Stock Exchange (AUY-NYSE). Yamana’s portfolio also includes five other (open pit and underground) mines in South America and one mine in Canada, which together with Chapada produced 977,000 ounces of gold, 5.0 million ounces of silver, and 127.3 million pounds of copper in 2017. Attributable production including ounces on a weighted-average basis (65.5%) with respect to ownership of Brio Gold Inc. (Brio Gold) for 2017 was 1,096,000 ounces.

SOURCES OF INFORMATION

This report was co-authored by RPA and Edem Engenharia de Minas.

Discussions were held with the following personnel from Yamana:

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•      Mr. Yohann Bouchard, Senior Vice President, Operations

•      Mr. Luke Buchanan, Director, Operations

•      Felipe Machado de Araújo, Technical Services, Senior Geologist

This Technical Report was prepared by Chester M. Moore, P.Eng., RPA Principal Geologist, Hugo Miranda, ChMC(RM), RPA Principal Mining Engineer, Avakash Patel, P.Eng., RPA Principal Metallurgist, and Luiz Pignatari, ChMC(RM), Mining Engineer, Edem Engenharia de Minas. Mr. Moore is responsible for preparation of Sections 2 to 12, 23 and 24; Mr. Miranda is responsible for Sections 16, 18, 19, 21, and 22; Mr. Patel is responsible for Sections 13 and 17; and Mr. Pignatari is responsible for Sections 14, 15, and 20. All authors contributed to Sections 1, 25, 26, and 27.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	μ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	μg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	μm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	feet per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounces per short ton
g/L	grams per litre	ppb	parts per billion
Gpm	Imperial gallons per minute	ppm	parts per million
g/t	grams per tonne	psia	pounds per square inch absolute
gr/ft3	grains per cubic foot	psig	pounds per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short tons per year
Hz	hertz	stpd	short tons per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonnes per year
J	joule	tpd	metric tonnes per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallons per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometres per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by RPA for Yamana. The information, conclusions, opinions, and estimates contained herein are based on:

•      Information available to RPA at the time of preparation of this report;

•      Assumptions, conditions, and qualifications as set forth in this report; and

•      Data, reports, and other information supplied by Yamana and other third party sources.

The Brazilian government department responsible for mining land, Departamento Nacional de Produção Mineral (DNPM), maintains an internet-based system for accessing information on exploration concessions granted in Brazil. Yamana has a computerized claim management system that monitors this site regularly and updates claim data as required. For the purpose of this report, RPA has relied on ownership information provided by Yamana. RPA has not researched property title or mineral rights for the Chapada Mine and expresses no opinion as to the ownership status of the property.

RPA has relied on Yamana for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Chapada Mine.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Chapada Mine is located in northern Goiás State, approximately 320 km north of the state capital of Goiania and 270 km northwest of the national capital of Brasilia. It is situated at latitude 14° 14’ S, longitude 49° 22’ W (Figure 4-1).

The Suruca deposit is located six kilometres northeast of the Chapada Mine at approximately latitude 14° 11’ S, longitude 49° 20’W. Corpo Sul is situated at the southwest extremity of the Chapada deposit.

The Suruca small miner’s (garimpeiros) historic workings are located approximately three kilometres east of Alto Horizonte. It is characterized by an elongated excavation, 600 m long N30oE within an average width of 50 m and depth of 10 m depth (locally up to 18 m). Garimpeiros who worked at Suruca in the 1980s estimated that approximately 200 kg of gold was mined.

MINERAL TENURE

The Chapada Mine is divided into 37 claims totalling 43,866.31 ha (Figure 4-2 and Table 4-1). The claims are held in the name of Mineração Maracá Indústria e Comércio S/A (Mineração Maracá), a 100% owned subsidiary of Yamana. The Suruca deposit is located on claim numbers 860.708/2009 and 860.595/2009 (both Application for Mining Licences), totalling 845.75 ha. The Chapada and Corpo Sul deposits are located on claim numbers 808.931/1994, 808.923/1974, and 860.273/2003 (all Mining Licences) encompassing 3,830.19 ha.

In Brazil, property boundaries are filed electronically with the Departamento Nacional de Produção Mineral (DNPM), rather than physically marked. The Chapada Mine claims incorporate Exploration and Mining Licences, as described below.

PROSPECTING LICENCE

A Prospecting Licence entitles the holder to explore for minerals in the area of the licence, but not to conduct commercial mining. A Prospecting Licence may remain in force for up to five years. The holder may apply for a renewal of the Prospecting Licence, which is subject to approval by the DNPM. The period of renewal may be up to a further five years.

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EXPLORATION LICENCE

An Exploration Licence entitles a holder to explore for minerals in the area of the licence, but not to conduct commercial mining. The maximum area of an Exploration Licence is 2,000 ha outside of the Amazonia region and 10,000 ha within the Amazonia region (Amazonas, Para, Mato Grosso, Amapá, Rondônia, Roraima, and Tocantins States). An Exploration Licence remains in force for a maximum period of three years and can be extended by no more than a further three year period. Any extension is at the DNPM’s discretion and will require full compliance with the conditions stipulated by the Mining Code, which must be outlined in a report to the DNPM applying for the extension of the Licence.

Once all legal and regulatory requirements have been met, exploration authorization is granted under an Exploration Licence, granting its holder all rights and obligations relating to public authorities and third parties. An Exploration Licence is granted subject to conditions regulating the conduct of activities, which includes the obligation to commence exploration work no later than 60 days after the Exploration Licence has been published in the Federal Official Gazette and not to interrupt it without due reason for more than three consecutive months or 120 non-consecutive days. Exploration work on the licence should be completed under the responsibility of a geologist or mining engineer, legally qualified in Brazil. The DNPM should be informed of the occurrence of any other mineral substance not included in the exploration permit and of the start or resumption of the exploration work and any possible interruption.

If the holder of an Exploration Licence proves the existence of a commercial mineral deposit on the granted Exploration Licence, the DNPM cannot refuse the grant of a Mining Licence with respect to that particular tenement if the Licence holder has undertaken the following:

•      An exploration study to prove the existence of a mineral deposit.

•      A feasibility study on the commercial viability of the mineral deposit.

•      The granting of an Environmental Licence to mine on the particular tenement.

MINING LICENCE

A Mining Licence entitles the holder to work, mine, and take minerals from the mining lease subject to obtaining certain approvals. Mining rights can be denied in very occasional circumstances, where a public authority considers that a subsequent public interest exceeds that of the utility of mineral exploration, in which case the Federal Government must compensate the mining concession holder.

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A Brazilian Mining Licence covers a maximum area ranging from 2,000 ha to 10,000 ha, depending on the geographical area as detailed above, and remains in force indefinitely. The holder must report annually on the status and condition of the mine.

As with other mining tenements, a Mining Licence is granted subject to conditions regulating activities. Standard conditions regulating activities include:

•      The area intended for mining must lie within the boundary of the exploration area.

•                  Work described in the mining plan must be commenced no later than six months from the date of official publication of the grant of the Mining Licence, except in the event of a force majeure.

•                  Mining activity must not cease for more than six consecutive months once the operation has begun, except where there is proof of force majeure.

•                  The holder must develop the deposit according to the mining plan approved by the DNPM.

•                  The holder must undertake the mining activity according to environmental protection standards detailed in an Environmental Licence obtained by the holder.

•                  The holder must pay the landowner’s share of mining proceeds according to values and conditions of payments set forth by law, which is a minimum of 50% of CFEM (see below), but it is usually agreed to be higher under a contract between the holder of the Mining Licence and the landowner.

•                  The holder must pay financial compensation to states and local authorities for exploring mineral resources by way of a Federal royalty, the Financial Compensation for the Exploitation of Mineral Resources (CFEM), which is a maximum of 3% of revenue, but varies from state to state.

An application for a Mining Licence is granted solely and exclusively to individual firms or companies incorporated under Brazilian law, which will have a head office, management and administration in Brazil, and are authorized to operate as a mining company.

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TABLE 4-1   MINERAL CLAIMS

Yamana Gold Inc. — Chapada Mine

DNPM Process No.	City State	Area (ha)	Permit No.	Granted (DOU)	Renewal Application	Renewal Approval	New Renewal Application	Final Report Approval	Application for Mining Concession	Mining Licence No.	Date of Mining Licence (DOU)	Licence Type
808.923/74	Alto Horizonte	3000.12	316	08/03/76	23/06/76	01/08/78	01/08/79	09/10/79	18/10/79	21/07/06	11/12/79	Mining Concession
860.931/94	Alto Horizonte	571.79	351	29/07/97	—	—	—	17/10/01	16/10/02	16/12/00	26/10/09	Mining Concession
860.273/03	Alto Horizonte	258.28	2620	23/04/03	16/02/06	30/12/10	30/12/13	02/07/14	05/09/14	23/09/00	15/06/15	Mining Concession
860.595/09	Alto Horizonte	516.25	7686	14/07/09	—	—	—	22/12/11	18/12/12	—	—	Application For Mining Concession
860.708/09	Alto Horizonte	329.50	7687	14/07/09	—	—	—	22/12/11	18/12/12	—	—	Application For Mining Concession
861.383/09	Alto Horizonte	842.46	657	21/01/10	19/11/12	13/06/13	13/06/16	15/02/17	—	—	—	Final Report approved (for Application for Mining Concession)
861.797/10	Alto Horizonte	99.73	3,192	31/03/11	10/01/14	20/05/14	20/05/17	—	—	—	—	Final Report Submission
860.163/16	Nova Iguacu de Goiás	173.68	3940	22/05/17	—	—	—	—	—	—	—	Final Report Submission
861.327/13	Alto Horizonte	938.43	1,740	11/03/14	07/01/16	01/06/16	01/06/18	—	—	—	—	Exploration
862.683/11	Santa Terezinha de Goiás	1998.28	9,978	24/09/15	—	—	—	—	—	—	—	Exploration
860.065/12	Santa Terezinha de Goiás	1785.68	8,306	14/09/15	—	—	—	—	—	—	—	Exploration
860.210/15	Alto Horizonte	1773.60	6,646	28/08/15	—	—	—	—	—	—	—	Exploration
860.966/10	Alto Horizonte	1996.74	5,588	11/08/15	—	—	—	—	—	—	—	Exploration
860.990/14	Mara Rosa	1766.04	5,601	11/08/15	—	—	—	—	—	—	—	Exploration
860.992/14	Mara Rosa	1998.38	5,602	11/08/15	—	—	—	—	—	—	—	Exploration
860.768/15	Mara Rosa	1809.75	10,146	24/09/15	—	—	—	—	—	—	—	Exploration

4-4

DNPM Process No.	City State	Area (ha)	Permit No.	Granted (DOU)	Renewal Application	Renewal Approval	New Renewal Application	Final Report Approval	Application for Mining Concession	Mining Licence No.	Date of Mining Licence (DOU)	Licence Type
860.769/15	Mara Rosa	1880.50	10,147	24/09/15	—	—	—	—	—	—	—	Exploration
860.770/15	Alto Horizonte	1949.86	10,148	24/09/15	—	—	—	—	—	—	—	Exploration
861.350/12	Nova Iguacu de Goiás	1999.77	17,520	11/03/14	06/01/17	26/01/17	26/01/20	—	—	—	—	Exploration
861.602/13	Alto Horizonte	446.83	7,211	03/09/15	26/06/17	23/10/17	23/10/19	—	—	—	—	Exploration
860.881/15	Nova Iguacu de Goiás	1977.52	14,451	19/11/15	—	—	—	—	—	—	—	Exploration
860.882/15	Nova Iguacu de Goiás	1915.21	14,452	19/11/15	—	—	—	—	—	—	—	Exploration
860.496/12	Nova Iguacu de Goiás	1927.06	15,048	08/12/15	—	—	—	—	—	—	—	Exploration
860.821/12	Santa Terezinha de Goiás	44.80	1,560	24/02/16	—	—	—	—	—	—	—	Exploration
860.822/12	Pilar de Goiás	128.42	1,561	24/02/16	—	—	—	—	—	—	—	Exploration
860.823/12	Alto Horizonte	140.08	1,562	24/02/16	—	—	—	—	—	—	—	Exploration
860.878/15	Mara Rosa	1786.81	14,449	19/11/15	—	—	—	—	—	—	—	Exploration
860.880/15	Mara Rosa	945.23	14,450	19/11/15	—	—	—	—	—	—	—	Exploration
860.485/16	Santa Terezinha de Goiás	1950.99	11,361	19/10/16	—	—	—	—	—	—	—	Exploration
860.229/17	Alto Horizonte	1917.31	2,473	30/03/17	—	—	—	—	—	—	—	Exploration
860.230/17	Alto Horizonte	1974.16	2,474	30/03/17	—	—	—	—	—	—	—	Exploration
861.275/15	Mara Rosa	45.56	12,522	29/11/16	—	—	—	—	—	—	—	Exploration
860.575/16	Alto Horizonte	10.33	802	08/02/17	—	—	—	—	—	—	—	Exploration
860.188/17	Alto Horizonte	15.31	3935	22/05/17	—	—	—	—	—	—	—	Exploration
861.601/13	Alto Horizonte	644.81	895	15/02/18	—	—	—	—	—	—	—	Exploration
860.081/18	Alto Horizonte	1999.54	—	—	—	—	—	—	—	—	—	Exploration
860.092/18	Alto Horizonte	307.50	—	—	—	—	—	—	—	—	—	Exploration

4-5

SURFACE TENURE

Yamana (via Mineração Maracá) holds all of the surface rights in the area of the Chapada Mine, which incorporates all of the proposed locations of buildings, fixed installations, waste dumps, and tailing disposal in the current mine plan. Yamana is of the opinion that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. The land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Chapada Mine is not subject to any rights, agreements, or encumbrances which could adversely affect the value of the property or Yamana’s ownership interest.

ENVIRONMENTAL CONSIDERATIONS

CHAPADA DEPOSIT

A substantial amount of environmental study, analysis, and regulatory review has been made for the Chapada deposit, including the November 1996 Geomina Consultants Environmental Impact Study (EIA). The EIA Report was used for public comment and to support the permit applications. Yamana obtained the three environmental permits required for mine operations at the Chapada deposit as follows:

•                  The first environmental licence (LP) was issued in December 1999.

•                  The construction licence (LI) was issued in April 2001 and was renewed in April 2003 and April 2006.

•                  The operation licence was published in November 2006, and it was valid until April 2008. Chapada Mine opened in November 2006.

On December 2007, the Chapada Mine submitted to the State of Goiás Environmental Agency all necessary documents to obtain the operational environmental licence renewal and the mine possesses all the licences (operation, deforest, water use permit, etc.) needed to operate.

No current environmental liabilities have been identified within the mine area. Ongoing items such as waste stockpiles, depleted heap leach piles, and tailings storage facilities will be rehabilitated during the mine life or at the time of mine closure.

4-6

SURUCA

The exploration leases held at the Suruca Project are covered by exploration permits granted by the DNPM and the application for the mining licence has been forwarded to the government. Yamana reports that no environmental permits are required at this stage of permitting for Suruca.

4-7

Legend:
International Boundary
State Boundary
National Capital
State Capital
Road
Railway
CHAPADA MINE
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
SOUTH PACIFIC OCEAN
BRAZIL
GOIAS
BOLIVIA
PERU
PARAGUAY
CHILE
ARGENTINA
URUGUAY
Brasilia
Goiania
La Paz
Asuncion
Buenos Aires
Montevideo
Santiago
Sao Paulo
Rio de Janeiro
Belo Horizonte
Salvador
Recife
Fortaleza
Belem
Sao Luis
Teresina
Natal
Joao Pessoa
Maceio
Aracaju
Vitoria
Curitiba
Florianopolis
Porto Alegre
Cuiaba
Campo Grande
Palmas
Equator
Planimetry
Cities
Rivers
Railways
State highways
Municipal roads
Estrela do Norte
Amaralina
Mara Rosa
Alto Horizonte
Campos Verdes
Nova Iguaçu de Goiás
Campinorte
Santa Terezinha de Goiás
Uruaçu
GO 237
GO 154
Municipal limits
Municipal Limit - Alto Horizonte
Chapada Mine
0 5 10 km
0 200 400 Kilometres
0 200 400 Miles
N
70° 60° 50° 40°
10° 0° 10° 20° 30°

The islands of Trinidade, Martin Vaz, Arquipelago de Fernando de Noronha, Atol das Rocas, and Penedos de Sao Pedro a Sao Paulo are not shown.

Trinidade and Martin Vaz are administered by Espirito Santo; Arquipelago de Fernando de Noronha by Pernambuco.

Figure 4-1

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil

Location Map

March 2018

4-8

49°30'0"
49°20'0"
49°10'0"
14°0'0"S
14°10'0"S
14°20'0"S
N
Legend
STATUS
Mining Concession
Application for Mining Concession
Final Report Submission
Exploration Permit
Exploration Claim
Cities
Pit Chapada
Pit Corpo Sul
Target Suruca
Target Sucupira
0 2 4 6 8 10
Kilometres
Alto Horizonte
Campos Verdes
Nova Iguaçu de Goiás
Pilar de Goiás
Santa Terezinha de Goiás
Uruaçu
861.279/2015
860.879/2015
860.880/2015
860.966/2010
860.990/2014
860.992/2014
860.768/2015
860.769/2015
861.602/2013
860.188/2017
860.931/1994
860.708/2009
860.210/2015
860.770/2015
861.350/2012
860.229/2017
860.575/2010
862.683/2011
861.601/2013
861.383/2009
860.230/2017
860.496/2012
860.065/2012
860.270/2003
861.797/2010
860.823/2012
861.327/2013
860.821/2012
860.822/2012
860.882/2015
860.881/2015
860.485/2016

Figure 4-2

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil
Claim Map

March 2018

Source: Yamana Gold, 2018.

4-9

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Chapada Mine is located in northern Goiás State, approximately 320 km north of the state capital of Goiania and 270 km northwest of the national capital of Brasilia. Access to the Project Area from Brasilia is via BR-153 (Belem/Brasilia) to Campinorte (GO) and then via GO-465 (Campinorte/Santa Terezinha) west to Alto Horizonte. The town of Alto Horizonte lies between the Suruca and Chapada deposits.

Chapada Airport, suitable for small aircraft with an 800 m long airstrip, is located close to Alto Horizonte, approximately four kilometres northeast of the Mine.

Suruca is located six kilometres northeast of the Chapada Mine.

CLIMATE

The region has a tropical climate characterized by two well defined seasons; the rainy season from November to March and the dry season from April to October, with an annual average rainfall of 1,500 mm. The average annual temperature is approximately 22°C. Mining operations occur throughout the year.

LOCAL RESOURCES

The local economic activity is principally agro-pastoral, but there are some small scale mining activities related to gold in alluvium and quartz veins, and for clay used to make bricks.

The most important towns in the region are Uruaçu, Campinorte, Porangatu, Mara Rosa, and Nova Iguaçu de Goiás. All have good infrastructure to support exploration activities. The municipality of Alto Horizonte has a population of approximately 5,800 and the nearby towns (within 50 km) of Campinorte, Mara Rosa, and Uruaçu have estimated populations of 12,300, 10,200, and 36,600, respectively.

5-1

INFRASTRUCTURE

Currently, the major assets and facilities associated with the mining operations are:

1.              The open pit mines with production of approximately 60,000 tpd from several mineralized structures.

2.              The plant site including administrative offices complex and associated facilities, the open pits and associated facilities, the mill and associated facilities such as laboratories, stockpiles, waste dumps, coarse ore storage, workshops, warehouses and dry facilities.

3.              Camp site to house workers.

4.              Facilities providing basic infrastructure to the mine, including: access roads, electric power distribution system, water treatment and supply and sewage treatment.

5.              Access to the surrounding area including the national road infrastructure.

Electrical power is provided by the Brazilian National Grid. The power line (230 kV) is 85 km long and taps into the national grid near Itapaci in Goiás State.

The Mine has a permit allowing the capture of up to 10.3 million m³/year, which is valid until 2019. Rio Dos Bois currently supplies approximately 750 m3/hour, with mine drainage water, rainfall, and industrial drainage areas making up the difference.

PHYSIOGRAPHY

The average elevation of the Project Area is approximately 300 MASL. The topography is characterized by low rolling hills, with large contiguous flat areas.

The vegetation is referred to as “cerrado”, a tropical savannah eco-region which comprises a diverse variety of low tropical trees, shrubs, and native grasses, most of which have been cleared and serves as cattle grazing land owned by local landowners.

The main river locally is the Rio dos Bois and there are four small creeks, Mutuzinho, Goncalves, Seriema, and Suruca. A lateritic mantle related to the peneplain is common in the region and is five metres to 30 m thick.

5-2

6 HISTORY

EXPLORATION AND DEVELOPMENT HISTORY

CHAPADA

The Chapada deposit was discovered in 1973 by a Canadian company, INCO Ltda. (INCO), which followed up with geochemistry, geophysics, trenching, and initial drilling. Historical ownership and exploration activities are summarized in Table 6-1.

TABLE 6-1   HISTORICAL OWNERSHIP AND EXPLORATION ACTIVITIES

Yamana Gold Inc. — Chapada Mine

Date	Owner	Activity
1973	INCO	Chapada discovery.
1975-1976		2,000 m x 500 m grid drilling program. Parsons-Eluma Projetos e Consultoria S/C (Parsons), a Brazilian copper company, acquires a 50% interest in the Project.
1976-1979	INCO & Parsons	200 m x 100 m drill grid. A 92 m deep shaft is completed with 255 m of cross-cuts for exploration and metallurgical sampling.
1979		Mining concession No. 2394 covering 3,000 ha is issued to Mineracao Alonte by the Departamento Nacional da Producao Mineral.
1980-1981		Soil drilling completed in the plant, tailing ponds, and potential water dam areas.
1981	Parsons	Feasibility study completed.
1994-1995		A 4,500 m drilling program re-evaluation of a near surface gold deposit. Preliminary feasibility study by Watts, Griffis and McOuat.
May 1994	SERCOR	Mineração Santa Elina Industria e Comercio S/A (SERCOR) acquires the Chapada deposit through a subsidiary, Mineracao Maracá.
July 1994	SERCOR and Echo Bay	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from SERCOR
Dec 1994		Santa Elina completes its initial public offering.
Sep 1995

Santa Elina and Echo Bay approve the Chapada Project Joint Venture.
Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.

May 1996		Santa Elina is privatized and SERCOR and Echo Bay become equal owners of the company.
Dec 1996		Santa Elina completes an in-fill drilling program
Dec 1997		Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.
Jan 1998		Kilborn Holdings Inc., (now SNC-Lavalin Group Inc.), completes the Chapada Project Bankable Feasibility Study.
Apr 2001		Construction licence issued.
May 2000	PINUS	PINUS acquires 100% of Mineração Maracá.
2003		Yamana purchases the property.
2004		The feasibility study is completed.
2007		Commercial production begins.

6-1

Yamana purchased Mineração Maracá in 2003 and began production in 2007. Mine production to the end of 2017 totals 212.0 million tonnes grading 0.34 g/t Au and 0.39% Cu. Past production by year is detailed in Table 6-5.

As there were few outcrops in the Chapada Mine area due to laterite-saprolite cover, the deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons-Eluma, Eluma- Noranda, Santa Elina, and Santa Elina-Echo Bay.

The historical Chapada drill hole database includes 856 drill holes totalling 67,315 m (Table 6-2).

TABLE 6-2   HISTORICAL CHAPADA DRILL HOLES BY COMPANY

Yamana Gold Inc. — Chapada Mine

Date	Company	No. Drill Holes	Total Drilling Length (m)
1976	INCO	6	919
1976 - 1979	INCO/Eluma	78	10,573
1979 - 1981	Eluma/Noranda	86	11,140
1989	Eluma	6	569
1995	Santa Elina	416	6,631
1996	Santa Elina/Echo Bay	264	37,482
Total		856	67,315

The historical drilling results from two programs; the “CHD” holes were short and designed to test the saprolite material and the longer “M” series were typically drilled vertically and were 150 m long (Table 6-3).

TABLE 6-3   HISTORICAL CHAPADA DRILL HOLES BY SERIES

Yamana Gold Inc. — Chapada Mine

Drill Series	No. of Holes	Metres	No. of Sample Intervals
“CHD”	416	6,630	7,731
“M”	440	60,685	40,208
Total	856	67,315	47,939

6-2

In 1995 and 1996, Santa Elina/Echo Bay drilled 680 holes which were NQ or NX core size. All collar locations were surveyed. Approximately 5% of the holes were angled (inclined) and were subjected to downhole surveys; the vertical holes were not surveyed.

SURUCA

The Suruca deposit has been explored by various companies since the 1970s, as summarized in Table 6-4, and was exploited by garimpeiros in the 1980s. Yamana reports that garimpeiros produced approximately 200 kg of gold in the 1980s.

TABLE 6-4   SURUCA HISTORY SUMMARY

Yamana Gold Inc. — Chapada Mine

Date	Ownership
1980 - 1981	INCO/Eluma
1987 - 1988	Cominco
1993 - 1994	WMC
1996 - 1997	Santa Elina/Echo Bay
2009 to present	Yamana

The majority of the activity targeted oxide mineralization.

HISTORICAL ESTIMATES

The Suruca resources identified by Santa Elina in mid-1990s were estimated to be 11 million tonnes grading 0.56 g/t Au, totalling 199,400 oz Au. This estimate is considered to be historical in nature and should not be relied upon. A qualified person has not completed sufficient work to classify the historical estimate as a current Mineral Resource or Mineral Reserve and Yamana is not treating the historical estimates as current Mineral Resources or Mineral Reserves.

PAST PRODUCTION

The Chapada Mine is a traditional open pit truck and shovel operation that has been in continuous operation since 2007. Table 6-5 summarizes the processing history through December 2017.

6-3

TABLE 6-5   PAST PRODUCTION

Yamana Gold Inc. — Chapada Mine

		Grade
Year	Tonnes (millions)	Au (g/t)	Cu (%)
2007	13.5	0.58	0.48
2008	14.9	0.44	0.47
2009	17.3	0.41	0.43
2010	19.2	0.35	0.41
2011	20.6	0.32	0.42
2012	21.6	0.29	0.39
2013	21.8	0.26	0.35
2014	20.4	0.28	0.37
2015	19.9	0.33	0.37
2016	19.8	0.30	0.34
2017	23.0	0.29	0.32
Total	212.0	0.34	0.39

6-4

7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc which is part of a large system of mobile belts that have a complex, multi-phased history of deformation (Figure 7-1). The component units vary widely in age.

In the Chapada - Mara Rosa area, the medium to coarse-grained metaplutonic rocks of dioritic to tonalitic composition rocks locally show well-preserved plutonic textures such enclaves and porphyritic textures. They are regarded as similar to M-type granitoids of immature island arcs. The crystallization of the plutonic rocks indicate a Neoproterozoic age with two main stages: the older between 890 Ma and 790 Ma and the younger at 670 Ma to 600 Ma. The Brasiliano Cycle (630 Ma to 550 Ma) was responsible for the deformation and metamorphism in greenschist to amphibolite-facies conditions.

The supracrustal rocks form three individual north-northeast striking belts, known as the Mara Rosa Eastern, Central, and Western Belts. The belts are separated by tonalitic/dioritic orthogneiss and are composed of metabasalts, intermediate and felsic metatuffs, fine grained metagreywackes, garnet-mica schists, metacherts, iron formations, quartzites and metaultramafic rocks (Figure 7-2).

Amphibolites of the volcano-sedimentary sequence are either tholeiitic, rich in Mg, Ni, and Cr and similar to boninites, or are calc-alkaline. The amphibolites represent fragments of oceanic crust and the latter are related to arc magmatism. These amphibolites are chemically similar to modern-arc tholeiites and are interpreted as having originated in a back-arc setting.

Metasedimentary rocks represented by feldspathic garnet—mica schists and fine-grained biotite gneisses are abundant in the supracrustal belts, especially in the Western Belt. The Sm—Nd isotopic compositions of these rocks give TDM model ages mostly in the range between 0.9 Ga and 1.2 Ga, indicating that they are the product of erosion of the arc rocks,

7-1

with little contribution from older sources. The placement of the original sediments must have taken place far from any old continental source area and probably happened in an intraoceanic setting.

The last magmatic event is represented by late to post tectonic granitic (e.g., the Faina, Angelim, Estrela and Amador granites) as well as gabbro—dioritic bodies (e.g. diorite close to Chapada). The granite bodies include mainly biotite granites and two mica leucogranites, with local granodioritic facies. The mafic intrusions are dioritic and, to a lesser extent, gabbroic in composition and very commonly display magma mixing structures. The Precambrian geological evolution of the Mara Rosa Arc culminated with an important bimodal magmatic event, which has been interpreted to be associated with final uplift and collapse of the Brasiliano Orogen.

7-2

Amazon Craton
50° W
AR
46° W
Parnaíba Basin
12° S
19
20
Chapadas Ore Deposit
Arraias
Alto Paraíso de Goiás
PA
SÃO FRANCISCO CRATON
1
2
Brasília
16° S
Unaí
São Francisco Craton
C.A.I.
Goiânia
Arenópolis
Vazante
GOIÁS MAGMATIC ARC
17
18
GOIÁS MASSIF
Palaeo- to Neoproterozoic
15
16
Archaean/ Palaeoproterozoic
13
14
Paraná Basin
Araxá
Tapira
20° S
NEOPROTEROZOIC PASSIVE MARGIN
Neoproterozoic
12
9
10
11
6
7
8
Archaean/Palaeoproterozoic
3
4
5
Piumhi
Passos
Luminárias
N.S.G.
RB
0 100 200
Km

Legend:

1- Granite greenstone and gneiss-archean migmatites/ paleoproterozoics;
2- Metasedimentary autothons/ parautocthons (S. João Del Rei, Carandaí, Andrelândia, Bambuí Groups);
3- Terranes granite greenstone, gneiss - archean migmatites/ paleoproterozoics;
4- *Greenstone belts* archean/paleoproterozoic;
5- Sequence of rifts paleo- to mesoproterozoic (Araí Group);
6- Thrust faults sequence Ilicínea-Piumhi.
7- Paranoá Group;
8- Canastra Group;
9- Vazante Group;
10- Ibiá Group;
11- Araxá and Andrelândia Groups and metabasics and tholeiitic rocks associated; melanges ophiolite complex; Alocthon fragments of basement, leucocratic alocthon and syn collisional (castanho);
12- Nappes granulites (C.A.I. - Anápolis-Itauçu Complex; N.S.G. - Nappe Socorro-Guaxupé);
13- Granite-gneiss-migmatites archean / paleoproterozoic Complex;
14- *Greenstone belts archean/* paleoproterozoics;
15- Vulcano-sedimentary sequencies of the mesoproterozoic rift (Juscelândia, Palmeirópolis, Serra da Mesa);
16- Meso/neoproterozoic basic and ultrabasic layered complexes;
17- Sucession vulcano-sedimentary meso-neoproterozoic;
19- Paraguaia (PA), Araguaia (AR) and Ribeira (RB) thrust belts;
18- Neoproterozoic orthogneiss and granitic rocks;
20- Phanerozoic Sedimentary cover.

Figure 7-1

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil

Regional Geology

March 2018

Source: Modified Valeriano et al., 2008.

7-3

640000
690000
740000
0 10 20 30 40 50
Kilometres
N
8550000
8500000
8450000
8400000
Transbrasiliano Lineament
Mara Rosa Magmatic Arc
Western Belt
Central Belt
Eastern Belt
Suruca
Chapada
Santa Teresinha

Legend:

- Lateritic Cover
- Thrust Faults
- Faults
- Yamana Claim

Neoproterozoic

- Pos-tectonic Diorites
- Pos-tectonic Granites
- Metavulcanossedimentary Sequence of Santa Terezinha
- Metavulcanossedimentary Sequence of Mara Rosa
- Sin - Tectonic Orthogneisses

Mesoproterozoic

- Serra da Mesa Group

Paleoproterozoic

- Metavulcanossedimentary of Campinorte Campinorte

March 2018

Source: Yamana Gold, 2011.

Figure 7-2

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Geological Map of the Chapada Region

7-4

LOCAL GEOLOGY

The Chapada, Suruca, and Corpo Sul deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence. Arantes (1991) defined the Eastern Belt in the Mara Rosa region as composed of metavolcanic and metasedimentary rocks divided from bottom to top into the following four units (Figures 7-3 and 7-4):

•                  Amaro Leite Unit - Represented by a thick package of metasediments, predominantly metagreywackes interlayered with mafic tuffs.

•                  Araras Unit - Dominantly composed of mafic to intermediate metatuffs with subordinate intercalations of metagreywackes, felsic metavolcanics and cherts. Up to 1,300 m thick.

•                  Posse Unit - Composed predominantly of metatuffs, metalapilli-tuffs, and rhyolite composition exhibiting gneissic texture. Up to 400 m thick.

•                  Carambolas Unit - Consists of a sequence of mafic metavolcanic and metatuffs interlayered with intermediate metavolcanic rocks. Up to 1,200 m thick.

The Eastern Belt in the vicinity of the Mine comprises a thick package of amphibolites overlain by volcanic and volcanoclastic rocks followed by metasedimentary rocks. The metavolcanic-sedimentary units are intruded by metaplutonic rocks of dioritic to quartz-diorite composition (which can be related to M-type granitoids of immature island arcs). These intrusions are associated with magmatic fluids responsible for copper-gold and gold mineralization formed by the hydrothermal alteration. The late-tectonic body occurs as an unmineralized and little deformed diorite porphyry southeast of Chapada pit. Post-tectonic granites are represented by pegmatites that are exclusive of Chapada Mine. U-Pb data yield an age of 884.9 Ma ± 9.4 Ma for the kyanite-epidote-muscovite-biotite feldspathic schist, which represents the crystallization age of volcanic rocks and considered as the protolith of the associated metavolcanic sedimentary rocks, and an age of 864.9 Ma ± 5.6 Ma for the biotite gneiss, which corresponds to the age of crystallization of the igneous protolith.

The copper-gold deposit at Chapada Mine has undergone hydrothermal alteration of the copper-gold porphyry system. Alteration styles include:

•                  Biotitization (potassification) represented by biotite schist (BFS), biotite microcline bearing gneiss (GNS);

7-5

•      Sericitization represented by pyrite quartz-sericite schist (SQS);

•                  Advanced argillic alteration represented by kyanite bearing schists (SKQS) and kyanite quartzite (SQZT); and

•                  Rock products of propylitic alteration such as an epidote-rich rock (epidosite), as well as unaltered rocks made up of amphibolites with calc-alkaline affinity, volcanoclastic rocks represented by metatuffs and lapilli tuffs and metasedimentary rocks represented by garnet biotite schist, staurolite sillimanite biotite schist, muscovite schist, biotite muscovite schist and metagreywacke.

The mine area is covered by a 30 m thick lateritic profile composed of a coarse saprolite, mottled zone or argillic zone, lateritic duricrust and pisolitic soils (products of alteration of duricrust) from bottom to top.

STRUCTURAL GEOLOGY

The Goiás Magmatic Arc has two main tectonic features (Figure 7-5):

•                  Large-scale high-angle thrust to reverse shear zones (e.g., Rio dos Bois Fault), developed during the Brasiliano Orogeny and separating the Neoproterozoic sequence from the Archean granite—greenstone terrains of the Crixa´s—Hidrolina area in the south and from the Mesoproterozoic Serra da Mesa metasedimentary sequence in the east;

•                  Extensive north-northeast trending, vertical dextral strike—slip shear zones Transbrasiliano lineaments.

The mine area is included in the deformational Rio dos Bois Fault System, associated with the formation of the Magmatic Arc Brasiliano orogenic cycle. The observed deformations in the field were ranked in four phases, following deformities criteria such as penetrative foliation, deformation regime, metamorphic facies, and structures developed for each event associated, referred to as D1, D2, and D3, as summarized in Table 7-1 and illustrated in Figure 7-5.

The D1 deformation phase is characterized by ductile deformation (compressive and progressive), in medium to high amphibolite facies, which generated intrafoliation isoclinal F1 folds, recumbent, eventually transposed generating boudins. The foliation is penetrative in the direction of N40°E to N50°E, dipping low to moderate angle (15° to 30°) to the northwest, with fold axis bending (Lb1) to N40-50°E and which often shows thinning of the flanks and thickening of the hinge.

7-6

The stage D2 is coaxial and progressive to D1 and is characterized by the S2 foliation with direction N20-30°E and dip at a moderate angle (40° to 50°) to the northwest. The F2 folds are asymmetric with an axis (Lb2) direction N15°-25°E. Retro-metamorphism occurred at this stage to the greenschist facies.

Phase D3 is characterized by brittle-ductile deformation, with the Lb3 axis direction of N45°W, marked by open folds and spaced fracture cleavage (S3). The interference with the D3-D1/D2 deformation generated a dome-basin pattern, generating a double dip of Lb1 and Lb2 to the northeast or southwest.

Phase D4 is represented by brittle-ductile tensional tectonics, which generated oblique and normal faults with reactivation of lineaments (mostly in the north-south or east-west direction), which may be filled by quartz, carbonates and epidote (Cpy+Py). In this phase, only stretch lineations (L4) and discrete foliation along the faults (S4) are generated.

TABLE 7-1   EVENTS AND STRUCTURAL FEATURES OF BRASILIANO

DEFORMATION IN THE MINE AREA

Yamana Gold Inc. — Chapada Mine

		Foliation	Lineation	Fold
Event	Phase	(S)	(L)	(F)	Metamorphism
Brasiliano (Neoproterozoic)	D1	S1	Lb1	F1	Amphibolite
	D2	Sm; S2	Lx;Lb2	F2	Greenschist
	D3	S3	Lb3 -	F3	Lower Greenschist

7-7

670000
675000
680000
8430000
8425000
N
Suruca Deposit
Chapada Mine
South Zone Deposit
CONCESSÃO DE LAVRA
CONCESSÃO DE LAVRA
860931/1994
808923/1974
DNPM - 860.273/2003
Legend:
Granite
Metadiorite
Metasediment rocks
Quartzite, kyanite
Kyanite-muskovite schist
Biotite Feldspar schist
Quartz Feldspar schist
Amphibole Schist
Amphibolite
Intermediate Metapluton
Indiscriminate Unit
D2 Anticline
D2 Syncline
Transverse Shear
Push Failure
0 1 2 3 4
Kilometres
Yamana Gold Inc.
Chapada Mine
Goias State, Brazil
Local Geology

Figure 7-3

March 2018

Source: Yamana Gold, 2017.

7-8

MARA ROSA REGION
SURUCA TARGET
CHAPADA/HS MINE
1200m
400m
1300m
?
CARAMBOLAS UNIT
POSSE UNIT
ARARAS UNIT
AMARO LEITE UNIT
~1200m
MR 3
MR 2
MR 1
~1500m
MR 3
MR 2
MR 1
Legend:
Sin-Tectonic Intrusive Suite (Diorite and tonalites)
Metachert
Metassedimente
Metagraywacke
Tuff (Mafic to Intermediate)
Lapilli-Tuff (Intermediate)
Metavolcanic Intermediate
Metavolcanic (Mafic)
Metarhyolites

Figure 7-4

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Typical Stratigraphical Sequence of the Chapada Deposit

March 2018

Source: Yamana Gold, 2012.

7-9

Phase 1
(D1)
Lb1
S1 Foliated Axial Plane
Crystals of Homblend,
Garnet, Plag, Kyanite
Lb1
F1 Fold
Isoclinal recumbent
and local faulting
Lb1
Double plunge Axis due
to Posteroir Folding
N
N
Example of S1 Folding and Faulting

Phase 2
(D2)
Lx Linear stretching relating
to the Frontal Ramp SE
up-dip transport
Ox River Fault System
Perculated fluids deposit Sulfides and
Gold into Retrograded metamorphism
Mylonite Formation
F2 Asymmetric Fold
F1 Isoclinal Fold
S2 Crenulated foliated crosscut S1
Crenulated Zone of Foliation of Foliated
Axial Plain S2 overlain S1
Foliated Mylonite Schist
S2
Lx
B2

Phase 3
D3
Pattern of Folds, Domes and Basins
Ox River
Fault System
Double Plunge Axis
F3 Obtuse Fold
F2 Fold
F1 Fold
S3 Cleavage
F3 Obtuse Amphibolite Fold
S3 Space Splitting Rosette
N

Figure 7-5

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Sketch of the Structural Geology in the Chapada Region

March 2018 *Source: Yamana Gold, 2017.*

7-10

PROPERTY GEOLOGY

CHAPADA

The Chapada deposit has been sub-divided into “litho-structural domains” to assist mine operations. The domains are based on observed lithological relationships, intensity of hydrothermal alteration, and the separation of structures into sectors, and alteration zones caused by weathering.

MIX DOMAIN

This domain is characterized by a moderately altered rock horizon and/or structured saprolite containing portions of rock. Its delimitation does not depend on the protolith. This domain is distinctive due to its high clay mineral content.

ANF DOMAIN

This is a unit of overburden that occurs in association with the CRT domain. It contains amphibolites that are locally intercalated by biotite schists and amphibole schists. In some instances, the east-west fault zones that exist in the region, significantly disturb the foliation. Outcrops do not occur in the areas surrounding the mine.

ANX DOMAIN

This domain is located in the northwest region of the mine and is characterized by the intercalation of amphibole schist and biotite schist, as well as boudinaged amphibolite lenses. The presence of sericite is well defined, predominantly in the areas where schists that are rich in biotite and garnet are prevalent, and may occur locally in crystals of up to 0.5 cm. Epidote and carbonate can be observed in the fracture planes.

This lithological package is notable for its isoclinal fold (D2), whose axis has a N40°-50°E direction and an axial plane that dives to the northwest, associated with a thrust zone that is marked by the Rio dos Bois Fault. On a bench scale, parasitic folds that are associated with the D2 folds have a sheath fold pattern and a dome-basin appearance. This superposition of deformation gave rise to complex geometries that created an important control factor for the mineralization processes.

Due to the relatively more brittle nature of this domain, sulphidation occurs predominantly as recrystallization in fracture planes and in areas that have more schist, recrystallization occurs

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in the Sn foliation planes that are associated with quartz veinlets, with enrichment occurring in zones where parasitic fold hinges appear, which are associated with the D2 isoclines.

The geomechanical classification assigns a rock mass class type II and III to this domain, where although the fracture families are well defined, a low degree of hydrothermal alteration exists.

FOLIATED BTO DOMAIN

This domain represents a transition zone between the ANX and GNS domains, to the north, and the ANX and BTO SIL domains to the southwest. It is characterized by the intercalation of biotite schist and amphibole schist and contains boudinaged amphibolite lenses, muscovite schists containing sericite, as well as hydrothermalized biotite gneiss. The sericitization is more pronounced in the southwest region.

This package is located in the southeast region of isoclinal fold D2, described in domain ANX, in a zone where greater amounts of schist occur, as well as shearing related to the thrust zone there. The occurrence of hydrothermalized biotite gneiss indicates the package’s proximity to the hydrothermal zone. As in the ANX domain, parasitic folds that are associated with the D2 fold have a sheath fold pattern and a dome-basin appearance. The crenulation and mylonitized bands are quite pronounced here.

Data collected during six years of drill core sampling campaigns, indicates that a relatively unmineralized corridor exists in this domain. Sulphidation, when present, occurs as a recrystallization of pyrite and, locally, chalcopyrite. It contains rare bornite, which follows a Sn foliation that is associated with quartz veinlets, which are enriched in places where parasitic fold hinges occur in association with the D2 fold.

The geomechanical classification assigns a rock mass class type II and III to this domain, where the fracture families are well defined and the influence of hydrothermal alteration can be observed on the rock mass.

SILICIFIED BTO DOMAIN

This domain is located in the southwest region of the pit. It has intercalations of biotite schist, biotite-chlorite-sericite schist and sericite-chlorite schist. The more biotitic portions display a

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high degree of silicification that is associated with the mylonitized bands. The large quantity of pyrite is a contrast with other domains.

The southwest region, which has a dip direction of N20°-10°W and dip angles that vary between 30° and 45°, has a different elevation with respect to the Sn plane and defines a sheared corridor that displays an N80°E direction and a dip to the northwest. Parasitic folds associated with the D2 phase can be observed. The crenulation is very pronounced in the sericite-chlorite schists. A zone of intense fracturing, with occurrences of quartz-feldspar pegmatite rock intrusions that are up to 10 m thick, can be observed within fracture planes here.

A highly mineralized corridor is located in this domain and is associated with a significant degree of structural control. Pyrite is the main sulphide present, while chalcopyrite and bornite also occur. The sulphidation is strongly associated with silicification that occurs with the Sn foliation, showing enrichment in zones where parasitic fold hinges are present. The fold hinges are associated with the D2 phase.

A colour contrast exists due to the reddish hue found in this region as compared to the greyish hue that is prevalent in the rest of the rock mass. This fact may be associated with the large amount of pyrite and intense fracturing that is found there, leading to the formation of iron oxides and hydroxides, such as hematite and goethite.

The geomechanical classification assigns a rock mass class type II and III to this domain, where although the fracture families are well defined, a low degree of hydrothermal alteration exists.

BASE DOMAIN

This domain represents a unit of overburden that occurs at the base of the other domains. Lithologically, this domain is similar to the ANX domain, which is represented by amphibolites that are locally intercalated with biotite schists and amphibole schists that contain boudinaged amphibolite lenses. As this unit does not outcrop, it is assumed that the contact between the adjacent units is gradational.

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Structurally, this domain is considered in context of the antiform that was caused by the superposition of the D2 and D3 events, which affected the nucleus of the hydrothermalized body (GNS Domain).

CRT DOMAIN

This domain is located in the northwest region of the mine and is characterized by the intercalation of biotite schists, biotite kyanite schists and amphibole schists.

This domain is lodged predominantly in a “cigar” like structure that originated from the superposition of the brittle-ductile events, whose axis has a N45°E direction and a plunge of almost 8°SE. This structure is intensely mineralized and occurs uninterrupted by various east-west faults

GNS DOMAIN

This domain represents the nucleus of mineralization that is characterized by intercalations of biotite gneiss, muscovite-biotite gneiss, biotite-muscovite schist, quartz-sericite schist and sericite-chlorite schist, while also containing boudinaged amphibolite lenses.

The GNS domain is predominantly lodged in an anticlinal that was caused by the superposition of the D2 and D3 events. The domain presents parasitic folds that are associated with the D2 phase, whose axis has a N40°-50°E direction, and whose appearance has a sheath fold pattern and a dome-basin pattern. Crenulation is quite pronounced in the areas that have more schist. To the east, contact with the QSRT domain occurs, marked by a mylonitized corridor that is considered a “guide layer”, composed of phyllonite that has a 20° to 30° dip to the southeast.

Sulphidation, when present, occurs as a recrystallization of pyrite and chalcopyrite. It contains rare bornite, which follows a Sn foliation that is associated with quartz veinlets that are enriched in places where parasitic fold hinges occur in association with the D2 fold. Locally, in zones that are rich in sericite and quartz, sulphides contained in the Sn plane may be observed.

The geomechanical classification assigns a rock mass class type IV and V to this domain, where the fracture families are well defined and there is a significant degree of hydrothermal alteration.

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This domain is zoned with the biotitic zone enveloped in a portion that contains more quartz-sericite in the east/southeast area. This contact is masked by an intense superposition of deformation, forming zones that are interdigitated. The same occurs in the north zone, where the contact with the Foliated BTO domain tends to be less locally diffuse.

SRT DOMAIN

This domain represents the sericitic overburden boundary of the mineralized GNS nucleus and occurs in the southwest area of the deposit. Lithologically, it is represented as quartz-sericite schists and chlorite schists. Structurally, it occurs in association with the superposition of the D2 and D3 events and is lodged in a northern part of the anticline. The domain’s dip tends to follow the west flank of the anticline that is described in the GNS domain.

This domain is also zoned, having a biotitic portion where it contacts the GNS domain. It is enveloped in a portion of material that is more quartz-sericite rich, which is associated with the other overburden units.

QSRT DOMAIN

This domain occurs in the southeast area of the mine and is present as quartz-muscovite schist with intercalations of quartz-sericite schist, sericite schist and kyanite-quartz schist. It displays a localized occurrence of garnet-biotite gneiss and biotite schist. The contact with the nucleus of the mineralization is delineated by a greenish, mylonitic corridor, having a matrix that is composed of fine quartz crystals, sericite, muscovite, and epidote with porphyroblasts of feldspar. It may also show rich variations of biotite and amphibole that follow the contact from the southernmost portion of the deposit to the north of the deposit.

Due to the variation in the mineral assemblage, another structural guide is considered in addition to the lithological one. The kyanite-quartz schist is another important lithology that occurs in a structural alignment that is parallel to the phyllonite.

The QSRT domain is located on the eastern flank of the anticlinal that is described in the GNS domain. It is represented as parasitic folds that are associated with the D2 phase, whose axis has a N40° to N50°E direction, and an appearance that is characterized by sheath fold pattern and a dome-basin pattern.

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Sulphidation is marked by the occurrence of pyrite that is recrystallized or locally contained within the Sn foliation plane. Mineralization, when present, is low grade and as a result, this domain is classified as waste rock.

SOUTH DOMAIN

This mineralized domain is characterized by the occurrence of sand biotite schists. This package is located on the southeast region of the anticlinal that is described in the GNS domain, in a zone of greater schist concentration and shearing. The schist and shearing are related to faults and the thrust zone that occurs there. The occurrence of hydrothermalized biotite gneiss indicates the domain’s proximity to the hydrothermal zone. The great lithological similarity suggests possible recurrences of the hydrothermalized nucleus that was obliterated by the D3 deformation phase that displays the dome-basin pattern.

In the southern area, the domain displays more intense dips that are probably associated with sheath folds and the east-west oriented faults.

QDPB DOMAIN

This domain presents two lithological types: Porphyry Quartz Diorite and Porphyry Tonalite. The basic composition is biotite, plagioclase and quartz. Potassic alteration exists as overlapping sericitic and propylitic zones. In general, the porphyries have been replaced by an aggregate of albite, muscovite and quartz, which deformed the foliation. The matrix of the rock is formed mainly by muscovite, quartz, biotite and epidote, and disseminations of pyrite and chalcopyrite. The mineralization is characterized by disseminated chalcopyrite as well as disseminated pyrite. Recent dating work conducted by the University of Brasília suggested an age of 884 Ma for this unit.

SURUCA

The Suruca deposit trends N40oE and dips 20º to 30oNW, controlled by foliation S1. The deposit has been oxidized to a depth of 35 m to 40 m, with soil, mottled zone, fine saprolite, and coarse saprolite occurrences.

The sulphide portion of the Suruca deposit has been spatially divided into four zones, Suruca 1 to Suruca 4.

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ALTERATION

Hydrothermal alteration of the sulphide mineralization is associated with a sericitic and propylitic alteration halo (approximately 44% sericitic and 37% propylitic). The sericitic alteration is characterized by sericite ± biotite and carbonate with pyrite, galena, sphalerite, and some chalcopyrite. The propylitic alteration is characterized by epidote, chlorite, carbonate, and pyrite. It is postulated that most of mineralization was contained in sericitic halo as the high proportion in the propylitic halo is considered unusual. This is strong evidence that a gold-zinc-silver system was remobilized by epigenetic fluids along structures during metamorphism and deformation. The two types of mineralization have different features: the sericitic may be related to zinc, but the high values of gold always have an “envelope” of zinc. The propylitic halo has a direct relationship between gold and zinc.

LITHOLOGY

The lithological units of Suruca are grouped into five units (Figure 7-4).

AMPHIBOLITES (ANF)

The ANF represents metavolcanic mafic rocks such as amphibolite, garnet-amphibolite, and quartz amphibolite. Propylitic alteration changes the composition of this rock to epidote-amphibolite and hornblende quartz epidosite. They have a fine to medium grained, greenish appearance with a gneissic banded and/or nematoblastic texture.

INTERMEDIATE METAVOLCANICS (MVI)

The MVI are characterized by amphibole-biotite gneiss, amphibole-sericite-biotite schist, muscovite-epidote-biotite schist, and garnet-epidote-quartz-muscovite-biotite schist. In general, this unit is associated with a propylitic halo that generates a pervasive chloritization and epidotization, when showing strong sericitization.

METASEDIMENTARY UNIT (MTS)

The MTS rocks are characterized by garnet-biotite schist or garnet-biotite-epidote-muscovite-quartz schist. These rocks were possibly pelitic or psamo-pelitic rocks. This unit can be overprinted by a sericite or propylitic hydrothermal halo.

QUARTZ PORPHYRY DIORITE (QDP)

This unit is characterized by intrusive quartz diorite porphyry and can occur with an isotropic or sheared texture. The sheared quartz diorite has lost its igneous features and is represented

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by mylonitic schist with strong sericitization and sulphides. The isotropic quartz diorite is generally related to propylitic alteration.

ALTERED METAVOLCANICS (MVA)

Altered MVA are characterized by carbonate-muscovite-chlorite schist, plagioclase-biotite-quartz schist, carbonate-epidote-muscovite-quartz schist, epidote-quartz-muscovite schist, carbonate-biotite-epidote-quartz-muscovite schist, and albite-muscovite-quartz-carbonate-epidote schist. This unit has a high sulphide content including pyrite, galena, sphalerite, and chalcopyrite. It is a product of sericitic hydrothermal alteration from MVI or QDP.

MINERALIZATION

CHAPADA

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulphide mineralization and was likely to be contemporaneous with the copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs; however, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alteration events.

SURUCA

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulphide concentrations. The second generation of quartz veins/veinlets with sulphides (sphalerite + galena + pyrite), carbonates, and epidote also host gold which is related to zinc.

Mineralization predominately pre-dates deformation hence the gold is associated with epithermal features and not structurally controlled.

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8 DEPOSIT TYPES

The mineralization in Chapada district is currently interpreted as a porphyry, epithermal, and skarn system associated with an island arc stage (approximately 884 Ma to 879 Ma). This magmatic hydrothermal system was overprinted by remobilization of orogenic fluids during Brasiliano events (630 Ma to 580 Ma) based on works of Sillitoe (2008), Espada (2010), Sillitoe (2014), and Oliveira et al., (2015). The deposit types in Chapada were separated into distinctive mineralization styles (Figure 8-1).

The porphyry, skarn, and epithermal system can be separated into four distinct mineralization styles, based on hydrothermal alteration and metal association:

•                  Copper-Gold Porphyry System (Chapada — Sucupira);

•                  Gold High Sulphidation (Hidrotermalito)

•                  Gold (Silver-Lead-Zinc) Distal Skarn (Suruca);

•                  Copper-Gold Proximal Skarn (Suruca SW)

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Vuggy residual quartz/silicification
Steam heated
Quartz-kaolinite
Hidrotermalito High-sulfidation Au
Quartz-alunite
Intermediate argillic
Quartz-pyrophyllite
Chloritic
Sericitic
Decalcification
Weakly altered
More reduced skarn
Oxidized skarn
Massive sulfide
Chlorite-sericite
Chapada Pophyry Cu-Au
Unaltered
Potassic
Suruca Distal Skarn Au (Ag-Pb-Zn)
Propylitic
Suruca SW Proximal Skarn Cu-Au
1km
1km
Sodic-calcic

Figure 8-1

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Schematic of Chapada Mineralization System

March 2018

Source: Yamana Gold, 2018.

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COPPER-GOLD PORPHYRY SYSTEM — CHAPADA

The Chapada copper-gold porphyry deposit is a typical porphyry system prior to extensive modification during the D1 deformation event. The characteristics of the copper-gold porphyry mineralization are:

•                  Association of copper, gold, and molybdenum.

•                  Transposed remnants of A-type quartz, D-type sericite-bordered pyrite and anhydrite veinlets are recognizable in the biotite-rich gneiss and schist, which is interpreted as a former zone of biotitic alteration.

•                  The highest copper and gold values are found in biotite-rich metamorphic rocks containing disseminated chalcopyrite and magnetite, but little pyrite (a typical situation in porphyry copper-gold deposits).

•                  The hydrothermal alteration of potassic (biotite), sericitic, propylitic, and argillic fit with the alteration of younger copper-gold system.

The biotite-plagioclase gneiss (GNS) biotite schist (BFS) hosts most of the copper-gold mineralization and, with the lower-grade mineralization, is believed to correspond to a standard biotitic alteration zone prior to the intense contractional deformation under amphibolite facies metamorphic conditions. Granular A-type quartz veinlets with magnetite and chalcopyrite characterize biotitic alteration zones and, notwithstanding the intense deformation, are still identifiable in the biotite-rich gneiss and schist at Chapada.

The upper parts of biotite alteration zones are commonly overprinted by sericitic alteration, either as a stockwork of D-type veinlets or in more pervasive form, as the transposed muscovite veinlets. The latter are thought to represent a D-type event, whereas the SQS in the southern part of the pit is considered as a former sericitic zone (Figure 8-2).

The quartz-muscovite-kyanite schist (SQKS) is a metamorphosed argillic alteration zone. The propylitic system is represented by the association of epidote + chlorite + carbonate in ANF and MVI rocks of the Mara Rosa Sequence.

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N
8427500N
8426500N
8425500N
671000E
674000E
675000E
676000E
677000E
678000E
679000E
680000E
N
ANF
ANX
BTO
BASE
STR
GNS
QRST
SIL
Sondagem

Figure 8-2

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Cu-Au Porphyry System

March 2018

Source: Yamana Gold Inc., 2012.

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EPITHERMAL SYSTEM — SURUCA AND HIDROTERMALITO

There are two examples of prospects with characteristics of epithermal deposits that may be similar to a copper-gold porphyry model. The Suruca deposit is host to gold-zinc mineralization associated with sericite-chlorite-epidote carbonate (- biotite) and the argillic to propylitic alteration which corresponds to the intermediate sulphidation epithermal type (IS).

The Hidrotermalito Project is an extensive belt of kyanite-muscovite-quartz rocks that occurs approximately four kilometres to the east of the Chapada deposit open pit. This belt is interpreted as the metamorphosed product of an advanced argillic (AA) lithocap. The AA lithocap was presumably overlying the nearby Chapada copper-gold porphyry system in the pre-deformation geometry of the magmatic-hydrothermal system. The lithocap at Chapada hosts anomalous to high-grade gold values associated with abundant sulphide boxwork and relict pyrite that, given its advanced argillic alteration, represents a high-sulphidation gold system (HS).

The alteration rocks are represented by aluminum- and potassium-rich kyanite-muscovite-quartz (SQKS) assemblages that result from the metamorphism of clay ± alunite rich alteration. The other rocks are quartzite and kyanite quartzite (SQZT), which probably represent silicified hydrothermal breccias or vuggy-silica protoliths. The latter assemblage hosts the majority of gold mineralization as well as the high-sulphidation covellite, enargite.

According to Sillitoe (2014), the Suruca metal concentrations marked by zinc (sphalerite), lead (galena), and gold associated to epidote/calcite and/or garnet/amphibole-rich schists, point to a distal gold (Ag-Zn-Pb) skarn system. These epidote-calcite-rich schists are interpreted as skarns, which were subjected to amphibolite and subsequent greenschist-facies regional metamorphism. Also, the possible presence of deformed and metamorphosed diorite porphyry in the copper-gold zone suggests that Suruca may be related to a discrete porphyry center rather than being peripheral manifestation of the Chapada deposit.

BRASILIANO OROGEN FLUIDS

The disseminated, low grade character of the mineralization at Chapada Mine is relatively unusual for porphyry and IS deposits, which tend to occur more frequently as vein systems or breccia pipes. Yamana believes that the deformation, mainly D2 phase, was responsible for

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epigenetic hydrothermal processes, associated with the Rio dos Bois shear zone at the end of the Brazilian Orogeny, between 600 Ma and 560 Ma.

The epigenetic hydrothermal fluids are responsible for the remobilization of gold and base metals in both systems (Chapada Mine and Suruca). Chapada is characterized by the transformation of magnetite-biotite gneiss to biotite schist (biotitization) and in Suruca the dissemination of the mineralization in a propylitic halo that is not usual in the IS system. In the HS system it appears that the epigenetic fluids did not remobilize metals due to the low reactivity of the silicified rocks.

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9 EXPLORATION

CHAPADA

The following is taken, for the most part, from Coffey (2012). Pre-Yamana exploration is described in Section 6, History.

As there are few outcrops in the mine area due to the 30 m thick laterite-saprolite cover, exploration includes mostly drilling.

In 2007, Yamana completed nine diamond drill holes totalling 1,924 m in the eastern portion of the Chapada deposit to confirm mineralization intersected in 1996 by the Santa Elina-Echo Bay joint venture and to test the east syncline area for volcanogenic massive sulphide mineralization.

In early 2008, Richard Sillitoe and Yamana proposed a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association), that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the Neo-Proterozoic for the Chapada region. The new model considered the original mineralogy may not have been profoundly changed, because of the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite, and biotite under amphibolite facies conditions. The economic mineralization is structurally controlled by the axial zone of an asymmetric D2 anticlinal fold, due to the remobilization of chalcopyrite.

Sillitoe (2008) noted that porphyry copper-gold deposits worldwide have a strong tendency to occur in clusters, with as many as a dozen discrete centers being known in some districts (e.g., North Parkes, New South Wales, Australia). The marker for these deposits is a quartz-muscovite kyanite schist horizon which is believed to be a former advanced argillic lithocap.

The 2008 drill program was designed to discover another deposit in the vicinity of Chapada Mine and to test for possible extensions of known resources. To achieve these objectives, regional geological mapping, and detailed geological mapping of the open pit were carried out, and geological model of the mine was prepared. Additionally, historic drill holes were re-

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logged, chip/soil samples were taken, and 5,530 m of diamond drilling was carried out in the vicinity of the Chapada Mine

During 2010, Yamana drilled 16 holes in the southwest pit area and completed ten infill diamond drill holes in the northeast area. Samples from both the exploration and infill program were analyzed in a commercial and accredited laboratory. Yamana staff carried out quality assurance/quality control (QA/QC) and followed the protocol applied during the previous drilling programs.

In 2011, Yamana continued a drilling program in the southwest pit area consisting of 14,362 m in 63 holes. Total drilling for the 2011 campaign was 19,305 m.

In 2013 Yamana drilled seven exploration holes for 1,704.09 m in the northeast section of Chapada Corpo Principal with the objective of delineating an inferred resource. Several historic JVE series holes were used to estimate the resource. In the same area condemnation holes were drilled to sterilize the location of waste dumps in the northeastern portion of the main Pit. In Corpo Sul, an infill drilling program was carried out in the southwest portion of the deposit on a 50 m by 50 m grid to upgrade Indicated to Measured Resources and on a 100 m by 100 m grid to convert Inferred to Indicated Resources.

In 2014, Yamana’s Exploration Team restarted the generative exploration activities at Chapada working with a deformed/metamorphosed copper-gold porphyry/skarn model for the region. Consultant Richard Sillitoe assisted with the understanding the regional geological model and district exploration strategy in early 2014. Based on this exploration information, the following work was completed: integration of previous drilling data, geological mapping with focus on hydrothermal halos, and sampling (soil, chip, and auger). As a result, in mid-2014, the Yamana claims were extended to cover the areas covered by soil and chip sampling. The main result in 2014 was the discovery of Sucupira target close to main Chapada deposit. The Sucupira target displays similar mineralogical features as Chapada (chalcopyrite, pyrite, -/+ bornite) but with higher gold grade and a Cu/Au ratio less than 1.

The discovery hole was NM-101 intersected 172 m grading 0.46 g/t Au and 0.50% Cu, including 16.64 m grading 0.87 g/t Au and 0.98% Cu (1.41% CuEq) at 249 m; 9.0 m grading 0.87 g/t Au and 0.80% Cu (1.23% CuEq) at 275 m; 10.34 m grading 1.07 g/t Au and 0.98% Cu

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(1.51% CuEq) at 307.66 m; 9.66 m grading 0.69 g/t Au and 0.68% Cu (1.07% CuEq); 4.0 m grading 1.39 g/t Au and 1.02% Cu (1.72% CuEq) at 348.0 m. The total amount of soil and chip sampling is summarized in Table 9-1.

In 2015, the mineralization in the Sucupira was delineated with a drill grid of 100 m by 50 m along a 1,700 m NE-SW strike length, 260 m width, and an average thickness of 110 m. The mineralization has an average vertical depth between 180 m to 240 m from surface. Several holes returned average grade above 0.7% CuEq, which is higher than the current reserve grade at Chapada.

In 2016, the Baru target was discovered. It comprises a large tonnage and low grade envelope of 0.1% Cu with a richer gold core. Typical Baru mineralization was intersected by drill hole NM-237: 82.6 m grading 0.12 g/t Au, 0.25% Cu at 114 m; and 30 m grading 0.2 g/t Au, 0.35% Cu at 150 m.

In 2017, no significant exploration work was done near the Chapada deposit.

SURUCA

The pre-1997 exploration is described in Section 6, History.

Yamana began exploration work at Suruca in 2008 with geological mapping, chip sampling, and shallow drilling at Suruca South. The exploration work was based on the new Yamana/Sillitoe exploration model which focused on the discovery of hydrothermal halos and structures. In 2009, Yamana renewed its exploration claims and carried out geophysical surveys (induced polarization and magnetics) and drilling. The 2009 drilling program tested a magnetic anomaly and the area of the garimpeiro workings. Positive results were achieved. The 2010 drilling program focused on delineation of the Suruca deposit at 400 m by 200 m spacing followed by infill drilling at 200 m by 200 m spacing. An infill program of 100 m by 100 m spacing was completed in the north portion of deposit.

From 2011 to 2015, no significant exploration works were done at Suruca.

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In 2016, an extensive drill program was completed to convert Indicated Resources (100 m x 50 m) to Measured Resources (35 m x 35 m) at Suruca. This infill drilling was focused at the oxide mineralization.

The Suruca SW mineralization was discovered in 2017 exhibiting similar geological features to the Chapada deposit. The mineralization was delineated along a 2.1 km strike, 650 m width, and average depth of 50 m, and was partially exposed on surface. The resources of Suruca SW were converted to Indicated Resources with a 100 m x 100 m drill grid. Typical Suruca SW mineralization was intercepted in drill hole SU-943: 21.93 m grading 0.27 g/t Au, 0.26% Cu at 55.05 m; and 16.66 m grading 0.44 g/t Au, 0.40% Cu at 114.38 m.

REGIONAL TARGETS

In 2014, the Yamana exploration team restarted the district exploration activities at Chapada working with a deformed/metamorphosed copper-gold porphyry/skarn model for the region. Consultant Richard Sillitoe assisted with the understanding the regional geological model and district exploration strategy in early 2014. Several chip and soil sampling were done in 2014. Additionally, a systematic geological mapping has been started in this period. As result of integration of his data, several targets were identified in Chapada District, these targets are summarized in the Table 9-1.

TABLE 9-1     SOIL AND CHIP SAMPLING

Yamana Gold Inc. — Chapada Mine

Year	Soil Samples	Chip Samples	Target Zones
2014	1,171	172	Curica, Formiga, Bom Jesus

2015	3,112	49	Bandeira, Bom Jesus, Caraiba, Formiga, Taquarucu

2016	8,626	1,602	Amarolandia, Bom Jesus, Caraiba, Formiga, Formiga Sul, Pedra Preta, Siriema, Suruca NE, Taquarucu

2017	10,015	1,766	Agua Branca, Buriti, Jacutinga, Curicaca, Formiga, Guara, Santa Cruz W, Suruca NE
Total	22,924	3,589

In 2015, the exploration team identified the Formiga target based on positive chip sampling and regional mapping. The discovery hole was FOR-03: 7.03 m grading 0.07 g/t Au, 0.64% Cu at 22.27 m; and 1.52 m grading 0.12 g/t Au, 5.18% Cu at 47.67 m. The first drill holes at

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Formiga intercepted typical skarn alteration comprising hydrothermal assemblage of garnet-epidote-amphibole-diopside in metasedimentary rocks.

Soil sampling in 2016 in the Chapada District identified several targets (Table 9-1). Also, in 2016 at Formiga, disseminated copper-gold mineralization was identified hosted in metadiorite with hydrothermal alteration similar to Chapada. Hole FOR-18 intercepted 20.25 m grading 1.2 g/t Au and 0.45% Cu.

In 2017, Yamana drilled ten exploration targets with the objective of delineating new potential. Additionally, the Buriti target was discovered three kilometres south of the Chapada main pit. The Buriti target comprises copper-gold sulphide mineralization (greater than 0.15% CuEq) in a 2.0 km long copper geochemical anomaly. The Buriti hydrothermal alteration is similar to Chapada with a flat geometry close to surface, gently plunging to northwest. Drill hole BRT-05 contains typical mineralization with 10.15 m grading 0.3 g/t Au and 0.3% Cu at 51.85 m. Inferred Resources were delineated with a 500 m northeast-southwest strike length, a width of 50 m, and a 150 m depth.

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10 DRILLING

CHAPADA

Yamana commenced drilling the Chapada deposit in 2008. To date, Yamana and its predecessors have drilled 1,147 holes 229,254 m (Table 10-1 and Figure 10-1). Drilling has delineated the main deposit areas at a spacing of 100 m by 50 m, with a tighter 50 m pattern in the central portion of the deposit. Some typical drill hole vertical sections are shown in Section 14, Mineral Resources.

TABLE 10-1                       YAMANA CHAPADA DRILL HOLES

Yamana Gold Inc. — Chapada Mine

Year	# Drill Holes	Total Depth (m)
1976 - 1996	435	59,956
1996	4	383
2001	4	1,089
2007	8	1,337
2008	30	5,126
2009	8	3,217
2010	18	4,373
2011	87	20,470
2012	155	33,789
2013	112	21,994
2014	60	15,792
2015	122	35,970
2016	73	18,703
2017	31	7,055
Grand Total	1,147	229,254

The 2008 and 2009 drilling campaigns were concentrated in the region named “Near Mine” and on the south portion of the area. The 2010 and 2011 campaigns targeted the Near Mine and Corpo Sul areas.

The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite, and changed to NQ2 when fresh rock was encountered. The drill rods were three metres long.

The majority of holes were drilled at an azimuth of 130° and an 85° dip. Drill holes with inclination between 45° and 85° were surveyed every three metres downhole using Devicom Deviflex electronic surveying instrument. No significant deviation issues were found to date.

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Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone.

SURUCA

One hundred and twenty drill holes totalling 4,050 m were drilled at Suruca by previous owners (Table 10-2 and Figure 10-1); however, the database only contains details of the 1997 Santa Elina/Echo Bay holes with minimal data regarding the WMC reverse circulation drill holes.

TABLE 10-2                       HISTORICAL SURUCA DRILL HOLES

Yamana Gold Inc. — Chapada Mine

Company	No. Holes	Metres
INCO/Eluma	4	649.3
EDEN/COMINCO	7	623.6
WMC	91	2,241.0
Santa Elina/Echo Bay	18	536.4
Total	120	4,050.3

The majority of the historical holes were drilled within the saprolite which was characterized by low grade zones (0.1 g/t Au to 0.5 g/t Au), with occasional high grade interceptions ranging between 0.5 g/t Au and 6.0 g/t Au.

Yamana commenced drilling in the Suruca area in 2008 with seven holes for 440 m. Table 10-3 summarizes the best intersections.

TABLE 10-3                       YAMANA SURUCA DRILL INTERCEPTS OF INTEREST

Yamana Gold Inc. — Chapada Mine

Hole ID	Depth (m)	Interval (m)	Grade (g/t Au)
SU-11	112.0	81.0	1.22
	203.0	28.0	1.20
SU-13	7.0	6.0	1.35
	83.6	55.4	0.41
SU-15	52.5	74.7	0.87
	140.3	39.7	0.37
	203.0	30.0	0.55
	248.0	20.0	0.35

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The 2009 and 2010 drill programs used a 400 m by 200 m grid, with infill drilling at 200 m by 200 m. They extended the geometry of the deposit to a known strike length to 2,100 m, a width of 1,000 m, and 500 m depth. An infill grid of 100 m by 100 m was drilled in the northern portion of the deposit (between lines L500S and L1500S).

To the end of 2017, Yamana has drilled 1,002 holes for 77,301 m at Suruca (Table 10-4 and Figure 10-2).

TABLE 10-4   YAMANA SURUCA DRILL HOLES

Yamana Gold Inc. — Chapada Mine

Year	# Drill Holes	Total Depth (m)
1996	18	536
2008	7	440
2009	21	7,420
2010*	120	24,368
2011	48	9,607
2013	63	4,359
2014	3	938
2016	497	15,943
2017	225	13,691
Grand Total	1,002	77,301

*Includes 11 metallurgical holes for 1,014 m

The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite and changed to NQ when fresh rock was encountered. The drill rods were three metres long and the wireline core drilling method was employed.

The majority of holes were drilled at an azimuth of 130° and a 60° dip, however, some holes were drilled at an azimuth of 310°. Downhole surveys were taken by the drilling contractor upon completion of the drill hole. Drill holes with inclinations between 45° and 85° were surveyed every three metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument. In sub-vertical holes, a PeeWee or EZ-Shot instrument were used. Generally, the deviation was below 5% and no significant deviation issues were found to date.

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Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone.

Drill hole collars were cased and protected at surface with a cement block affixed with a metal tag stamped with the drill hole number, final depth, inclination, azimuth, and start and finish dates.

REGIONAL TARGETS

Yamana commenced drilling in the regional targets in 2014 with 31 holes totalling 5,458 m. Table 10-5 summarizes the best intersections.

The 2014 and 2017 drill programs used a wide-spaced grid in order to test several targets. In 2015, the drill holes intercepted high grade copper-gold mineralization in the Formiga target. In 2017, an infill grid of 100 m by 100 m was drilled in the western portion of the Formiga target to establish Inferred Resources.

TABLE 10-5   YAMANA REGIONAL DRILL INTERCEPTS OF INTEREST

Yamana Gold Inc. — Chapada Mine

Hole ID	Depth (m)	Interval (m)	Grade (g/t Au)	Grade (% Cu)
FOR-08	90.8	32.04	0.13	1.14
FOR-18	64.75	20.25	1.20	0.45
FOR-31	35.38	20.00	0.98	0.76

To the end of 2017, Yamana has drilled 230 holes for 32,736 m in regional targets (Table 10-6 and Figure 10-1).

TABLE 10-6   YAMANA REGIONAL DRILL HOLES

Yamana Gold Inc. — Chapada Mine

Year	No. Holes	Metres	Main Targets
2014	31	5,458	Santa Cruz
2015	33	5,525	Formiga
2016	102	12,576	Formiga
2017	64	9,177	Buriti
TOTAL	230	32,736

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The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite and changed to NQ when fresh rock was intercepted. The drill rods were three metres long and the wireline core drilling method was employed.

Drill holes with inclination between 45° and 85° were surveyed every three metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument. In sub-vertical holes, a PeeWee or EZ-Shot instrument were used. Generally, the deviation was below 5% and no significant deviation issues were found to date.

Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone.

Drill hole collars were cased and protected at surface with a cement block affixed with a metal tag stamped with the drill hole number, final depth, inclination, azimuth, and start and finish dates.

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665000
670000
675000
680000
685000
690000
695000
8440000
8435000
8430000
8425000
N
Legend:
Main Body
South Body
Suruca
Sucupira/Baru
Regional
0 2 4 6 8 10
Kilometres
Figure 10-1
Yamana Gold Inc.
Chapada Mine
Goias State, Brazil
Drill Hole Location Map
March 2018
Source: Yamana Gold, 2018.

10-6

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

No details regarding historical sampling, analysis, and security is available. The following pertains to Yamana drilling at Chapada (Chapada Corpo Principal, Sucupira, and Corpo Sul) and Suruca.

Drill core is stored under an open sided roofed structure at the exploration camp. The core is stored in wooden core boxes with a nominal capacity of approximately four metres for NQ or NQ2 sized drill core and three metres for HQ or HW sized core. The boxes are labelled with drill hole number, project name, box number, and downhole depths on a plastic tag affixed to the box. Plastic downhole core depth markers are placed in the core box by the driller and labelled by pen marker with the depth, the length of the interval, and the length of the recovered sample.

Upon arrival of the core at the core shed, the hole is checked and marked for lithological contacts. Samples are marked down the entire length of the hole at one metre intervals, adjusted for lithological contacts. A red square marked on the box with a pen indicates the start and end of the sample interval, after the paper sample number tags are plasticized and stapled to the core box next to the corresponding sample.

Samples are selected down the entire length of the drill hole core, sawn in half with an electric diamond bladed core saw, and sampled prior to logging. Half core samples are selected by a geology technician or trained sampler. The samples are then placed in a numbered plastic bag along with a paper sample tag and tied closed with a piece of string. Sample weight is approximately 3.5 kg. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiania, State of Goiás.

CORE LOGGING

After sampling, the geologist completes a graphic log and logs the core in detail for lithology, structure, mineralization, and alteration. Codes are assigned for the oxidation state, consistency, and alteration including alteration halo, sulphides, silicification, biotite, sericite,

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epidote, amphibolite, garnet, carbonate, rhodochrosite, chlorite, and kyanite content. Angles of structures such as foliation and faults are recorded, although drill holes are not oriented. Sample intervals and sample numbers are also recorded on the exploration hole log. (When the drill hole is an infill hole, the core is quickly logged, according to the alteration halos with fewer details, and no structural drawings.)

Core sample recovery is not recorded by the geologist, although a record of the drill hole recovery on a run by run basis is recorded manually by the driller.

This information is typed by a geological technician into a digital file for each hole. The recovery in the mineralized zones is generally very good, on average better than 95%.

BULK DENSITY

Approximately four samples from each alteration halo per drill hole are selected for density testwork by three different methods after sampling and logging.

The most recent samples, performed by the Archimedes method, the sampling interval for density analysis according to lithology and their respective mineralization are selected by the geology team, at one sample every 40 m in unmineralized material and two samples every 10 m in a mineralized zone.

The first method used is the water displacement method, performed in the logging shed. This method uses half core samples from eight to twelve centimetres long, coated with Vaseline to prevent water impregnation, and placed in a plastic beaker containing 500 ml of water to determine the volume of water displacement. The density value is measured using the following formula:

Density = Weight of sample (g) / (Displaced water volume (ml) — Original water volume (ml))

The second method used is that of Archimedes, and is also called the buoyancy method, which is completed in the density room. This method uses samples of core 10 cm to 15 cm in length. Samples are waterproofed with paraffin (oxidized) or Vaseline (sulphide) and dried and

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subsequently submerged in deionized water, collecting each sample at the water temperature. The density value was measured using the following formula:

Density (g / cm³) = (weight of the dry sample (g) X Water Density defined by the temperature) / (weight of the dry sample (g) - Weight of sample inside water (g))

The third method, which is gravimetric, is done in the laboratory using pulverized samples. A prepared sample (three grams) is weighed into an empty pycnometer which is filled with methanol and weighed. From the weight of the sample and the weight of the methanol displaced by the sample, the specific gravity is calculated according to the formula below:

Specific Gravity = Weight of sample (g) / Weight of solvent displaced (g) x Specific gravity of solvent

Specific gravity is converted to density using the following formula:

Density = Specific Gravity x Density of water (at temperature t°C)

The factors utilized for converting specific gravity to density are presented in Table 11-1.

TABLE 11-1   SPECIFIC GRAVITY TO DENSITY CONVERSION FACTORS

Yamana Gold Inc. — Chapada Mine

Temperature	Density	Temperature	Density
(°C)	(g/cm3)	(°C)	(g/cm3)
19	0.9984	23	0.9975
20	0.9982	24	0.9973
21	0.9980	25	0.9970
22	0.9978	26	0.9968

The density tests were taken in fresh, mixed, and oxidized material, in all mineralized weathered zones, lithologies, and alteration halos. Density analyzes were carried out on 6,144 samples representing 9% of the total samples from Chapada. At Sucupira, a total of 2,517 density analyses were performed, representing approximately 2.5% of the total samples of the target and at Suruca, a total of 3,864 density determinations were performed, representing approximately 5% of the total samples from the deposit. Table 11-2 presents an example of the density data collected.

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TABLE   11-2 DENSITY LOG DATABASE EXAMPLE

Yamana Gold Inc. — Chapada Mine

			Interval (m)			Sample Point		Data
Sample ID	Target	Drill Hole	From	To	Length	At	ID	mC(g)	mAP(g)	Twater°C	dLH2O	dc
001	SUCUPIRA	NM_162	178.24	178.37	0.13	178.24	214164	373.70	258.51	24	0.9973	3.2354
002	SUCUPIRA	NM_162	180.00	180.13	0.13	180.00	214168	320.49	206 99	24	0.9973	2.8161
003	SUCUPIRA	NM_162	182.95	183.08	0.13	182.95	214170	272.77	174.60	24	0.9973	2.7710
004	SUCUPIRA	NM_162	186.11	186.22	0.11	186.11	214173	211.43	130.94	24	0.9973	2.6197
005	SUCUPIRA	NM_162	188.00	188.12	0.12	188 00	214175	297.51	185.40	24	0.9973	2.6466
006	SUCUPIRA	NM_162	190.00	190.14	0.14	190.00	214177	318.27	201.40	24	0.9973	2.7159
007	SUCUPIRA	NM_162	192.15	192.28	0.13	192.15	214179	299.34	186.38	24	0.9973	2.6428
008	SUCUPIRA	NM_162	186.87	187.00	0.13	186.87	214173	331.44	219.59	24	0.9973	2.9553
009	SUCUPIRA	NM_162	211.63	211.74	0.11	211.63	214203	277.31	179.12	24	0.9973	2.8166
010	SUCUPIRA	NM_162	212.68	212.79	0.11	212.68	214204	259.53	164.72	24	0.9973	2.7300
011	SUCUPIRA	NM_162	215.00	215.14	0.14	215.00	214206	318.55	204.18	24	0.9973	2.7777
012	SUCUPIRA	NM_162	218.32	218.44	0.12	218.32	214212	285.84	187.19	24	0.9973	2.8897
013	SUCUPIRA	NM_162	219.54	219.65	0.11	219.54	214214	252.93	160.44	24	0.9973	2.7273
014	SUCUPIRA	NM_162	220.87	221.00	0.13	220.87	214215	321.09	206.00	24	0.9973	2.7824
015	SUCUPIRA	NM_162	222.02	222.16	0.14	222.02	214217	340.54	216.62	24	0.9973	2.7406
016	SUCUPIRA	NM_162	270.05	270.16	0.11	270.05	214276	254.67	161.66	24	0.9973	2.7307
017	SUCUPIRA	NM_162	270.61	270.74	0.13	270.61	214277	304.11	194.36	24	0.9973	2.7635
018	SUCUPIRA	NM_162	272.82	272.92	0.10	272.82	214279	206.60	128.66	24	0.9973	2.6436
019	SUCUPIRA	NM_162	273.88	274.00	0.12	273.88	214281	299.48	193.66	24	0.9973	2.8224
020	SUCUPIRA	NM_162	275.65	275.76	0.11	275.65	214283	256.21	160.05	24	0.9973	2.6572
021	SUCUPIRA	NM_162	278.56	278.68	0.12	278.56	214286	293.71	184.02	24	0.9973	2.6704
022	SUCUPIRA	NM_162	280.97	281.11	0.14	280.97	214288	288.69	184.81	24	0.9973	2.7716
023	SUCUPIRA	NM_162	310.73	310.87	0.14	310.73	214323	315.98	199.21	24	0.9973	2.6987
024	SUCUPIRA	NM_162	312.71	312.83	0.12	312.71	214325	291.53	187.72	24	0.9973	2.8007
025	SUCUPIRA	NM_162	314.87	314.98	0.11	314.87	214329	252.51	158.01	24	0.9973	2.6648
026	SUCUPIRA	NM_162	315.32	315.45	0.13	315.32	214330	314.62	198.48	24	0.9973	2.7017
027	SUCUPIRA	NM_162	323.31	323.43	0.12	323.31	214338	297.20	185.87	24	0.9973	2.6623
028	SUCUPIRA	NM_162	324.53	324.63	0.10	324.53	214339	243.95	153.11	24	0.9973	2.6782
029	SUCUPIRA	NM_165	211.73	211.88	0.15	211.73	215047	373.74	240.29	23	0.9976	2.7939
030	SUCUPIRA	NM_165	214.44	214.59	0.15	214.44	215050	369.91	242.96	23	0.9976	2.9068
031	SUCUPIRA	NM_165	215.68	215.83	0.15	215.68	215051	363.72	227.46	23	0.9976	2.6629

SAMPLE SECURITY

Samples are transported from the drill rig to Yamana’s core storage facilities at the Chapada Project exploration camp by the drilling contractor, where Yamana geological staff log and sample the core. The samples are transported to the independent sample preparation facility by a locally based transport company, after which the samples are sent for preparation in ALS Chemex in Goiania, Brazil, and for analysis in Lima, Peru

The analytical laboratory stores all pulps and coarse rejects for forty-five days and then transports them back to the Chapada Exploration Project where all samples are stored in the core storage facility for the life of the Project.

11-4

LABORATORY SAMPLE PREPARATION

Sample preparation is undertaken by ALS Chemex in Goiania and involves crushing and pulverization. Upon receipt of the samples, each sample is weighed and dried at 105°C for eight hours to 12 hours. The entire sample is then crushed to 90% passing <2 mm (10 mesh), split to 0.5 kg in a riffle splitter, and pulverized to 95% passing 150 mesh. The samples are then split again to 50 g using a rotating splitter/spatula. The crusher and pulverizer are cleaned between each sample. Each fraction retained is returned to Yamana.

The samples are then sent to ALS Chemex Lima, Peru for analysis.

SAMPLE ANALYSIS

All Yamana samples are analyzed by fire assay with an Atomic Absorption Spectroscopy (AAS) or Inductively Coupled Plasma (ICP) finish by ALS Chemex Lima, Peru, accredited by the Standards Council of Canada ISO 17025, and SGS GEOSOL, Belo Horizonte, Brazil accredited by ISO 9001:2008, both independent laboratories. The analysis protocols for ALS and SGS are summarized in Table 11-3.

TABLE 11-3 ANALYTICAL PROCEDURES

Yamana Gold Inc. — Chapada Mine

Laboratory	Code	Description	Instrument
	Au-AA24	Smelt, Cupellation, Atomic Absorption	Fire Assay/AAS
ALS	Cu-AA61	Copper by Atomic Absorption	AAS
	ME-ICP41	35 Chemical Element Analysis	ICP-AES
	FAA505	Smelt, Cupellation, Atomic Absorption	Fire Assay/AAS
SGS	AAS40B	Copper by Atomic Absorption	AAS
	ICP14B	48 Chemical Element Analysis	ICP-OES

HISTORICAL SAMPLE ANALYSIS AND QA/QC

In 1996, Echo Bay became actively involved in the drilling and sampling program for the Project. Samples taken by Santa Elina in 1996 were subject to a rigorous QA/QC program; Geolab in Brazil was the primary assay laboratory and a large number of samples were sent to various laboratories in North America for check assays (Silva, 2011).

IMC Mining (IMC) was contracted to review the historical data. IMC’s review included the following:

1.              All historical QA/QC control files.

2.              Comparison of historical data with re-assayed data from analytical laboratories in the US.

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IMC concluded that the historical data was appropriate for estimation of Mineral Resources.

YAMANA RE-SAMPLING OF SANTA ELINA CORE

A total of 18 Suruca diamond drill holes from Mineração Alonte (Santa Elina, 1995-1996, prefixed CDR) were re-analyzed following Yamana’s procedures. The new assay results were compatible with the historical results.

FIGURE 11-1   YAMANA RE-SAMPLING OF SURUCA CORE RESULTS

QUALITY ASSURANCE AND QUALITY CONTROL

Quality assurance (QA) is necessary to demonstrate that the assay data has precision and accuracy within generally accepted limits for the sampling and analytical methods used. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of sampling, preparing, and assaying the samples. In general, QA/QC programs are designed to prevent or detect contamination and allow analytical precision and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling and assaying variability of the sampling method itself.

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The assay performance of the primary laboratories used by Yamana was assessed by a review of results from the insertion of certified reference material (CRM) standards. The CRM is a sample of known value that is used to assess laboratory performance. A second type of CRM is employed to help identify any contamination issues that may occur at the preparation stage of the assay procedure. This barren CRM, or blank, is devoid of significant mineralization and is likewise inserted into the sample stream at a prescribed rate.

Assay precision is assessed by reprocessing duplicate samples from designated stages of the analytical process from the primary stage of sample splitting, through sample preparation stages of crushing/splitting, pulverizing/splitting, and assaying. Assay precision is also assessed using the CRM assay data by computing the mean and standard deviation (SD) of the assay dataset and comparing each individual assay against thresholds derived from these calculations.

Yamana conducted an external (independent of the laboratory being assessed), industry-standard QA/QC program for its drill campaigns, which followed written protocols. The QA/QC program consisted of the insertion of blanks and CRMs into the sample stream and the running of duplicate field (quarter-core) samples. Later, pulp duplicate samples were re-assayed at a secondary facility. Yamana comments on the results are listed in the following sections.

JULY 2008 TO SEPTEMBER 2017 — SGS GEOSOL

BLANKS

Yamana’s protocol requires the submission of one barren CRM for every 30 samples submitted to the laboratory. A result greater than ten times the laboratory’s lower detection limit (10DL) is considered to be out-of-specification (OOS) and a failure. A number of OOS results may indicate a potential cross-contamination issue between samples during the preparation phase of the assay procedure. Yamana protocols consider a result of five times the DL (5DL) to be OOS and if greater than five percent of the samples exceed 5DL, the laboratory was notified. Yamana’s procedures state a process investigation, re-assaying, and assay validation may be required to determine the cause of the failures.

An example of a plot used to evaluate assay performance through the insertion of blank material is illustrated in Figure 11-2.

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FIGURE 11-2   BLANK CRMS FOR GOLD

Yamana inspected the plotted analyses and found 3,275 results by SGS Geosol with 39 results (1.2%) out of specifications for gold. For copper, there were 3,254 values reported by SGS Geosol and 23 (0.7%) were outside the acceptance limit. In RPA’s opinion, the small number of failures shows acceptable levels of cross-contamination between samples.

STANDARDS

The protocol employed by Yamana requires the submission of three CRM standards for every 100 samples submitted to the laboratory. The CRMs are from Geostats Pty Ltd. (Geostats) of Western Australia and are defined as low, medium, and high grade types. OREAS Ltd and ITAK initial CRMs used in the 2007 to 2017 drill programs are listed in Tables 11-4 and 11-5 for gold and copper, respectively.

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TABLE 11-4   2008 TO 2017 CERTIFIED REFERENCE MATERIALS FOR GOLD

Yamana Gold Inc. - Chapada Mine

Tabela Estatística Au ppm - SGS Geosol

Tipos de	Teor	Média de	Diferença	Viés	Mín	Máx	Total de	Falhas	% Falhas	Falhas	% Falhas
Padrão	Certificado	Resultados	Au ppm	Médio	zScore	zScore	Amostras	+/- 2SD	+/- 2SD	+/- 3SD	+/- 3SD
ITAK-814	0.1570	0.1360	-0.0210	-13.38%	-1.40	-1.40	1.000	0.00	0.00%	0.00	0.00%
G311-6	0.2200	0.2406	0.0206	9.37%	-1.40	39.30	24.000	0.00	0.00%	1.00	4.17%
OREAS 501b	0.2480	0.2410	-0.0070	-2.83%	-3.30	0.90	66.000	4.00	6.06%	1.00	1.52%
G303-8	0.2600	0.2468	-0.0132	-5.09%	-8.58	56.93	211.000	0.00	0.00%	3.00	1.42%
G311-3	0.2700	0.3381	0.0681	25.20%	-1.95	642.10	199.000	1.00	0.50%	7.00	3.52%
OREAS 521	0.3760	0.3593	-0.0167	-4.43%	-3.05	1.84	87.000	6.00	6.90%	1.00	1.15%
G912-5	0.3800	0.5529	0.1729	45.50%	-5.95	279.55	92.000	1.00	1.09%	6.00	6.52%
G310-4	0.4300	0.4149	-0.0151	-3.51%	-1.23	1.60	9.000	0.00	0.00%	0.00	0.00%
OREAS 502b	0.4950	0.4602	-0.0348	-7.04%	-4.60	0.93	46.000	13.00	28.26%	13.00	28.26%
G313-3	0.5100	0.2660	-0.2440	-47.84%	-8.13	-8.13	1.000	0.00	0.00%	1.00	100.00%
OREAS 522	0.5740	0.5323	-0.0417	-7.27%	-11.28	3.50	80.000	20.00	25.00%	27.00	33.75%
ITAK-819	0.7720	0.1150	-0.6570	-85.10%	-19.32	-19.32	1.000	0.00	0.00%	1.00	100.00%
G907-1	0.7900	0.8713	0.0813	10.29%	-10.76	14.42	26.000	0.00	0.00%	10.00	38.46%
G998-6	0.8000	0.8321	0.0321	4.01%	-8.95	99.92	291.000	5.00	1.72%	4.00	1.37%
G998-3	0.8100	0.8134	0.0034	0.42%	-0.74	1.72	23.000	0.00	0.00%	0.00	0.00%
G999-1	0.8200	0.8393	0.0193	2.35%	-13.42	89.58	275.000	5.00	1.82%	17.00	6.18%
OREAS 523	1.0400	0.9792	-0.0608	-5.84%	-7.15	-0.07	28.000	7.00	25.00%	7.00	25.00%
G911-10	1.3000	1.3301	0.0301	2.31%	-1.14	11.96	32.000	0.00	0.00%	1.00	3.13%
G901-2	1.7600	1.8690	0.1090	6.19%	0.78	0.78	1.000	0.00	0.00%	0.00	0.00%
G303-3	1.9300	1.6573	-0.2727	-14.13%	-18.42	1.44	9.000	0.00	0.00%	2.00	22.22%
G906-4	1.9300	1.8963	-0.0337	-1.75%	-19.20	1.50	138.000	2.00	1.45%	2.00	1.45%
G909 2	1.9400	1.9606	0.0206	1.06%	14.44	48.81	150.000	3.00	2.00%	3.00	2.00%
G302-7	2.1400	0.0053	-2.1347	-99.75%	-23.75	-23.69	2.000	0.00	0.00%	2.00	100.00%
G397-6	3.9500	3.7136	-0.2364	-5.98%	-14.30	2.28	54.000	2.00	3.70%	8.00	14.81%
G398-10	4.0700	4.4297	0.3597	8.84%	-11.37	18.13	14.000	0.00	0.00%	4.00	28.57%
G910-5	5.2300	5.5895	0.3595	6.87%	-0.28	8.11	12.000	0.00	0.00%	1.00	8.33%
G308-4	6.7700	5.2855	-1.4845	-21.93%	-19.03	3.04	13.000	2.00	15.38%	5.00	38.46%
G907-8	6.7800	6.7806	0.0006	0.01%	-19.92	2.36	78.000	3.00	3.85%	2.00	2.56%
28				4.02%			1963.00	74.00	3.77%	129.00	6.57%

89.66% de Amostras Aprovadas

11-9

TABLE 11-5   2008 TO 2017 CERTIFIED REFERENCE MATERIALS FOR

COPPER

Yamana Gold Inc. - Chapada Mine

Tabela Estatística Cu % - SGS Geosol

Tipos de	Teor	Média de	Diferença	Viés	Mín	Máx	Total de	Falhas	% Falhas	Falhas	% Falhas
Padrão	Certificado	Resultados	Cu %	Médio	zScore	zScore	Amostras	+/- 2SD	+/- 2SD	+/- 3SD	+/- 3SD
OREAS 501b	0.2600	0.2684	0.0084	3.22%	-0.97	1.83	66.000	0.00	0.00%	0.00	0.00%
GBM302-7	0.2671	0.2648	-0.0023	-0.86%	-0.47	0.19	5.000	0.00	0.00%	0.00	0.00%
GBM995-2	0.2681	0.2819	0.0138	5.15%	-18.76	59.92	414.000	0.00	0.00%	16.00	3.86%
ITAK-815	0.2860	0.2870	0.0010	0.34%	-1.92	27.29	44.000	1.00	2.27%	1.00	2.27%
GBM301-9	0.2881	0.2708	-0.0173	-5.99%	-14.46	-0.14	239.000	0.00	0.00%	2.00	0.84%
GBM312-6	0.3705	0.3670	-0.0035	-0.96%	-18.87	47.29	245.000	1.00	0.41%	4.00	1.63%
GBM995-1	0.4155	0.4125	-0.0030	-0.72%	-13.68	1.45	241.000	0.00	0.00%	1.00	0.41%
GBM314-6	0.4290	0.4403	0.0113	2.63%	-3.46	2.28	64.000	3.00	4.69%	2.00	3.13%
ITAK-814	0.4500	0.4597	0.0097	2.15%	-20.18	4.52	23.000	7.00	30.43%	8.00	34.78%
GBM914-6	0.4700	0.4612	-0.0088	-1.87%	-10.59	1.45	28.000	0.00	0.00%	3.00	10.71%
OREAS 521	0.6070	0.6073	0.0003	0.05%	-1.51	1.74	86.000	0.00	0.00%	0.00	0.00%
OREAS 502b	0.7730	0.7705	-0.0025	-0.32%	-1.30	1.05	45.000	0.00	0.00%	0.00	0.00%
OREAS 522	0.9160	0.8954	-0.0206	-2.25%	-20.96	1.20	80.000	0.00	0.00%	1.00	1.25%
GBM300-5	1.0779	1.0649	-0.0130	-1.21%	-20.24	13.75	314.000	1.00	0.32%	11.00	3.50%
ITAK-819	1.0800	1.3669	0.2869	26.57%	-63.84	33.14	19.000	0.00	0.00%	17.00	89.47%
GBM302-9	1.2700	1.2067	-0.0633	-4.98%	-19.46	0.73	91.000	0.00	0.00%	6.00	6.59%
OREAS 523	1.7200	1.6856	-0.0344	-2.00%	-1.58	-0.25	28.000	0.00	0.00%	0.00	0.00%
17				0.05%			2032.00	13.00	0.64%	72.00	3.54%

95.82% de Amostras Aprovadas

Yamana plotted the assay results for the 1,963 submissions for gold and the 2,032 submissions for copper on scatter plots and inspected the plots to evaluate the SGS Geosol’s precision performance. The best recommended value (RBV) and standard deviation (SD) for each CRM were provided by Geostats. Yamana considers an individual test result as OOS if it exceeds three times the SD (± 3SD) of the RBV. Two consecutive results greater than twice the SD (± SD) are also considered by Yamana as failures. Yamana found one OOS value for copper and one for gold in that data. Yamana notes that some of the standard shipments did not have sufficient mass for analysis. These were classified as NSS (not enough sample) and were not taken into account in this analysis. The remaining results plotted within an acceptable range of accuracy.

Yamana also used the assay results from the CRM analyses to assess assay precision. The mean and SD values were calculated for each CRM from the collective assay results. The individual samples were then compared to these mean and SD values for each CRM. Yamana

11-10

considers any individual assay outside of 2SD from the mean of the collective assays to be OOS. Yamana found 74 accuracy faults of +/- 2SD and 129 faults of +/- 3SD for gold and 13 values of +/- 2SD and 72 values +/- 3SD for copper. Such precision failures do not adversely affect overall confidence in the assays but may indicate potential variability inherent in assay procedures or lack of homogeneity in CRM. Examples of accuracy and precision plots are given in Figure 11-3 and 11-4 respectively.

FIGURE 11-3   ACCURACY RESULTS FOR COPPER

11-11

FIGURE 11-4   PRECISION RESULTS FOR GOLD

DUPLICATE ANALYSES

Routine analyses were performed on field duplicates, i.e., a second longitudinal split of the sample half-core to yield two quarter-core samples. The purpose of this is to measure the precision of the entire sampling and analysis procedure as well as providing a measure of the inherent variability and heterogeneity of the mineralized bodies (nugget effect). Field duplicates were taken once for each 20 samples (5% frequency). A total of 4,606 field duplicate analyses were completed for gold and 4,593, for copper. The statistical summaries of the original and duplicate analyses for gold and copper are shown in Tables 11-6 and 11-7 respectively.

11-12

TABLE 11-6   SUMMARY STATISTICS FOR ORIGINAL AND FIELD

DUPLICATES ASSAY RESULTS FOR GOLD

Yamana Gold Inc. — Chapada Mine

	Original		Duplicate
Number of Samples	4,606		4,606
Mean (ppm Au)	0.0905		0.0899
Maximum Value (ppm Au)	3.35		3.21
Minimum Value (ppm Au)	0.0025		0.0025
Median (ppm Au)	0.0270		0.0270
Variance	0.0377		0.0358
Standard Deviation	0.1943		0.1892
Coefficient of Variation	2.15		2.10
Correlation Coefficient		0.9484
Relative Standard Deviation		30.91%
% Difference Between Means		-0.64%

TABLE 11-7   SUMMARY STATISTICS FOR ORIGINAL AND FIELD

DUPLICATES ASSAY RESULTS FOR COPPER

Yamana Gold Inc. — Chapada Mine

	Original		Duplicate
Number of Samples	4,593		4,593
Mean (%)	0.1301		0.1300
Maximum Value (%)	2.19		2.23
Minimum Value (%)	0.0004		0.004
Median (%)	0.0600		0.0596
Variance	0.0299		0.0298
Standard Deviation	0.1731		0.1725
Coefficient of Variation	1.33		1.33
Correlation Coefficient		0.9738
Relative Standard Deviation		17.59%
% Difference Between Means		-0.03%

Yamana plotted the original and field duplicate gold results on scatter diagrams and inspected them for evidence of bias. Yamana found that the original and duplicate results showed good agreement and plotted within an acceptable range with a slight bias toward a higher grade in the original assay. Yamana also plotted the duplicate data on a relative difference (Thompson-Howarth) plot and examined the results for evidence of grade bias. In RPA’s opinion, there is no significant grade bias in the duplicate gold results.

11-13

Yamana repeated the exercise for 146 field duplicate assays analyzed for copper. Duplicates and original results showed good agreement and plotted within acceptable ranges. When plotted on Thompson-Howarth diagrams, Yamana observed no significant grade bias. An example of a scatter plot used in the analysis are shown in Figure 11-5.

FIGURE 11-5   SCATTER PLOT - FIELD DUPLICATES ANALYZED FOR COPPER

FEBRUARY 2009 TO AUGUST 2017 — ALS CHEMEX

BLANKS

Between 2009 and 2017, Yamana sent 606 gold and 599 copper CRMs to ALS Chemex (following the same protocol of three submissions per 100 samples). Yamana inspected the results and found that nearly all samples plotted below the acceptable tolerance of 5DL for both gold and copper. A 2.6% failure rate for gold and 0.03% failure rate for copper were found.

STANDARDS

The CRMs used in the QA/QC program between 2009 and 2017 were purchased from Geostats and OREAS and are listed in Tables 11-8 and 11-9 for gold and copper, respectively.

11-14

A total of 263 copper CRMs and 363 gold CRMs were submitted to Chemex ALS following the Yamana protocol of three CRMs per 100 samples.

TABLE 11-8   2009 TO 2017 CERTIFIED REFERENCE MATERIALS FOR GOLD

Yamana Gold Inc. - Chapada Mine

Tabela Estatística Au ppm - ALS Chemex

Tipos de	Teor	Média da	Diferença	Viés	Mín	Máx	Total de	Falhas	% Falhas	Falhas	% Falhas
Padrão	Certificado	Resultados	Au ppm	Médio	zScore	zScore	Amostras	+/- 2SD	+/- 2SD	+/- 3SD	+/- 3SD
OREAS 501c	0.2210	0.2213	0.0003	0.12%	-2.43	1.71	11.000	1.00	9.09%	0.00	0.00%
OREAS 501b	0.2480	0.2460	-0.0020	-0.81%	-0.20	-0.20	1.000	0.00	0.00%	0.00	0.00%
G303-8	0.2600	0.2468	-0.0132	-5.07%	-8.58	12.30	129.000	0.00	0.00%	2.00	1.55%
OREAS 521	0.3760	0.3720	-0.0040	-1.06%	-0.21	-0.21	1.000	0.00	0.00%	0.00	0.00%
OREAS 502c	0.4880	0.4708	-0.0172	-3.52%	-2.93	0.60	12.000	3.00	25.00%	0.00	0.00%
OREAS 522	0.5740	0.5625	-0.0115	-2.00%	-1.00	-0.28	2.000	0.00	0.00%	0.00	0.00%
OREAS 503b	0.6950	0.6691	-0.0259	-3.72%	-6.05	0.38	7.000	0.00	0.00%	1.00	14.29%
OREAS S03C	0.6980	0.6717	-0.0263	-3.76%	-4.47	-0.40	4.000	0.00	0.00%	1.00	25.00%
G998-6	0.8000	0.8063	0.0063	0.79%	-13.25	3.83	79.000	1.00	1.27%	2.00	2.53%
G999-1	0.8200	0.8023	-0.0177	-2.16%	-1.33	0.63	33.000	0.00	0.00%	0.00	0.00%
OREAS 523	1.0400	1.0450	0.0050	0.48%	-0.74	0.74	5.000	0.00	0.00%	0.00	0.00%
OREAS 504B	1.6100	1.5850	-0.0250	-1.55%	-2.25	0.37	4.000	1.00	25.00%	0.00	0.00%
G906-4	1.9300	1.9478	0.0178	0.92%	-0.75	1.20	16.000	0.00	0.00%	0.00	0.00%
G303-3	1.9300	1.9379	0.0079	0.41%	-2.67	1.33	39.000	1.00	2.56%	0.00	0.00%
G302-7	2.1400	0.4170	-1.7230	-80.51%	-19.16	-19.13	2.000	0.00	0.00%	2.00	100.00%
G397-6	3.9500	3.7654	-0.1846	-4.67%	-13.86	1.00	12.000	0.00	0.00%	1.00	8.33%
G907-8	6.7800	6.7550	-0.0250	-0.37%	-1.19	0.93	6.000	0.00	0.00%	0.00	0.00%
17				-2.60%			363.00	7.00	1.93%	9.00	2.48%

95.59% de Amostras Aprovadas

11-15

TABLE 11-9   2009 TO 2017 CERTIFIED REFERENCE MATERIALS FOR

COPPER

Yamana Gold Inc. - Chapada Mine

Tabela Estatística Cu % - ALS Chemex

Tipos de	Teor	Média de	Diferença	Viés	Mín	Máx	Total de	Falhas	% Falhas	Falhas	% Falhas
Padrão	Certificado	Resultados	Cu%	Médio	zScore	zScore	Amostras	+/- 2SD	+/- 2SD	+/- 3SD	+/- 3SD
OREAS 501b	0.2600	0.2560	-0.0040	-1.54%	-0.36	-0.36	1.000	0.00	0.00%	0.00	0.00%
GBM302-7	0.2671	0.2690	0.0019	0.71%	-0.34	0.53	19.000	0.00	0.00%	0.00	0.00%
GBM995-2	0.2681	0.2695	0.0014	0.51%	-0.79	0.99	46.000	0.00	0.00%	0.00	0.00%
OREAS 501c	0.2760	0.2742	-0.0018	-0.66%	-1.62	1.50	11.000	0.00	0.00%	0.00	0.00%
GBM995-1	0.4155	0.4131	-0.0024	-0.58%	-1.46	1.06	94.000	0.00	0.00%	0.00	0.00%
OREAS 503b	0.5310	0.5327	0.0017	0.32%	-0.26	0.48	7.000	0.00	0.00%	0.00	0.00%
OREAS 503C	0.5380	0.5390	0.0010	0.19%	-0.80	1.07	4.000	0.00	0.00%	0.00	0.00%
OREAS 521	0.6070	0.5980	-0.0090	-1.48%	-0.60	-0.60	1.000	0.00	0.00%	0.00	0.00%
OREAS 502c	0.7830	0.7950	0.0120	1.53%	-1.45	2.05	12.000	1.00	8.33%	0.00	0.00%
OREAS 522	0.9160	0.8915	-0.0245	-2.67%	-1.42	-0.46	2.000	0.00	0.00%	0.00	0.00%
GBM300-5	1.0779	1.0822	0.0043	0.40%	-1.00	0.89	57.000	0.00	0.00%	0.00	0.00%
OREAS 504B	1.1100	1.0848	-0.0252	-2.27%	-1.21	-0.12	4.000	0.00	0.00%	0.00	0.00%
OREAS 523	1.7200	1.6836	-0.0364	-2.12%	-1.82	-0.24	5.000	0.00	0.00%	0.00	0,00%
13				-0.03%			263.00	1.00	0.38%	0.00	0.00%

99.62% de Amostras Aprovadas

Yamana plotted the assay results for the 363 submissions for gold and the 263 submissions for copper on scatter plots and inspected the plots to evaluate the ALS Chemex’s precision performance. The RBV and SD for each CRM were provided by ALS Chemex. Yamana considers an individual test result as OOS if it exceeds three times the SD (± 3SD) of the RBV. Two consecutive results greater than twice the SD (± SD) are also considered by Yamana as failures. Yamana found one OOS value for copper and seven for gold in that data. Yamana notes that some of the standard shipments did not have sufficient mass for analysis. These were classified as NSS (not enough sample) and were not taken into account in this analysis. The remaining results plotted within an acceptable range of accuracy.

Yamana used the assay results of the CRM analyses to evaluate assay precision. The mean values and SD were calculated for each CRM from the collective assay results. The individual samples were then compared to the mean values and SD for each CRM. Yamana considers any individual test outside the 2SD from the average of the collective trials such as OOS. Yamana found seven accuracy faults of +/- 2SD and nine accuracy faults of +/- 3SD for gold and 1 accuracy fault of +/- 2SD for copper. Such precision failures do not adversely affect

11-16

overall confidence in the assays but may indicate potential variability inherent in assay procedures or lack of homogeneity in CRM.

Routine field duplicates were resumed from 2009 to 2017 on the same frequency as the program from 2007 to 2008. During this time, a total of 1,044 duplicates were assayed for gold and 1,030 duplicates for copper. The statistical summaries are presented in Tables 11-10 and 11-11.

TABLE 11-10    SUMMARY STATISTICS FOR ORIGINAL AND FIELD

DUPLICATES ASSAY RESULTS FOR GOLD

Yamana Gold Inc. — Chapada Mine

	Original		Duplicate
Number of Samples	1,044		1,044
Mean (ppm Au)	0.0626		0.0634
Maximum Value (ppm Au)	1.30		1.00
Minimum Value (ppm Au)	0.0025		0.0025
Median (ppm Au)	0.0200		0.200
Variance	0.0125		0.0126
Standard Deviation	0.1118		0.1121
Coefficient of Variation	1.79		1.77
Correlation Coefficient		0.9046
Relative Standard Deviation		30.18%
% Difference Between Means		1.32%

TABLE 11-11    SUMMARY STATISTICS FOR ORIGINAL AND FIELD

DUPLICATES ASSAY RESULTS FOR COPPER

Yamana Gold Inc. — Chapada Mine

	Original		Duplicate
Number of Samples	1,030		1,030
Mean (%)	0.0963		0.0969
Maximum Value (%)	1.43		1.51
Minimum Value (%)	0.0005		0.0005
Median (%)	0.0300		0.0333
Variance	0.0207		0.0210
Standard Deviation	0.1438		0.1450
Coefficient of Variation	1.49		1.50
Correlation Coefficient		0.9787
Relative Standard Deviation		19.19%
% Difference Between Means		0.61%

11-17

Yamana plotted the original and field duplicate gold results on scatter diagrams and inspected them for evidence of bias. Yamana found that the original and duplicate results showed good agreement and plotted within an acceptable range with a slight bias toward a higher grade in the original assay. Yamana also plotted the duplicate data on a relative difference (Thompson-Howarth) plot and examined the results for evidence of grade bias. In RPA’s opinion, there is no significant grade bias in the duplicate gold results.

RPA repeated the exercise for the field duplicates analyzed for copper. Duplicates and original results showed good agreement and plotted within acceptable ranges. When plotted on Thompson-Howarth diagrams, the duplicate copper results showed no significant grade bias. Examples of the scatter plots used in the analysis are shown in Figures 11-6 and 11-7 respectively.

FIGURE 11-6     SCATTER PLOT - FIELD DUPLICATES ANALYZED FOR GOLD

Total_Samples	Mean Orig	Mean Dup	Dif Rel	Dif Rel	Máx Orig	Máx Dup Au ppm	Máx Mean	Máx Abs
	Samples	Samples	>30%	>30%	Au ppm			Diff
1044.00	0.063	0.063	9.00	0.86%	1.2950	0.9950	1.0170	0.5560

11-18

FIGURE 11-7      SCATTER PLOT - FIELD DUPLICATES ANALYZED FOR COPPER

	Mean Orig	Mean Dup	Dif Rel	Dif Rel	Máx Orig	Máx Dup		Máx Abs
Total_Samples	Samples	Samples	>30%	>30%	Cu%	Cu%	Máx Mean	Diff
1030.00	0.096	0.097	90.00	8.74%	1.4300	1.5150	1.4725	0.2260

In addition to the field duplicate assays, in February 2011, Yamana initiated an inter-laboratory approximately 5% of the submissions) to be shipped to a secondary laboratory for gold and copper analyses. The purpose of this program was to provide further confidence in the results and validate the assay procedures. A total of 1,005 pulp duplicates were shipped from ALS Chemex and analyzed using similar assay procedures by SGS Geosol. Scatter plots of the results are shown in Figures 11-8 and 11-9.

11-19

FIGURE 11-8   SCATTER PLOT - PULP DUPLICATES ANALYZED FOR GOLD

Total_Samples	Mean Orig Samples	Mean Dup Samples	Total Failure	% Failures	Máx Orig Cu%	Máx Dup Cu%
965.00	0.105	0.101	181.000	18.76%	1.320	1.290

FIGURE 11-9   SCATTER PLOT - PULP DUPLICATES ANALYZED FOR COPPER

Total_Samples	Mean Orig Samples	Mean Dup Samples	Total Failure	% Failures	Máx Orig Cu%	Máx Dup Cu%
965.00	0.105	0.101	181.000	18.76%	1.320	1.290

11-20

Yamana plotted the results and found that the duplicate pairs plotted within acceptable limits with a slight bias toward higher values for gold in the original assay. The QQ plot for gold did not show significant degree of bias. The values for copper showed a good agreement between the original and pulp duplicate results in the scatter diagrams.

CONCLUSIONS

Yamana’s QA/QC program meets industry standard with a generally acceptable rate of insertion for CRMs and pulp duplicates.

The results of the pulp duplicate assays showed good reproducibility with no discernible grade biases. The insertion of CRMs showed that laboratory results from SGS Geosol and ALS Chemex were acceptable with respect to precision and accuracy. The results from the insertion of blanks are also generally acceptable.

In RPA’s opinion, the QA/QC program as designed and implemented by Yamana is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

11-21

12 DATA VERIFICATION

Yamana has written procedures and checks for all aspects of drilling, sampling, analyses, and data compilation. For example, drill logs are verified at the point prior to entry into the database by the Geology Department.

Compilation of assay QA/QC results is carried out on a continuous basis by a staff geologist in the Exploration Department. The data are collected and plotted on graphs to look for problem areas, and monthly and annual reports are generated. General performance is monitored, including the number of samples collected, the number and type of QA/QC samples, equipment availability, assay return times, etc. The reports also describe the progress and results of special research projects, such as heterogeneity studies, that may be underway at the time. Any problem areas with regard to assay verification are flagged and recommendations for appropriate action are implemented.

In RPA’s opinion, the collection and analysis of assay QA/QC data at Chapada is quite thorough and meets standard industry practice.

RPA is of the opinion that data collection and entry, and database verification procedures for Chapada comply with industry standards and the data is adequate for the purposes of Mineral Resource estimation.

12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING

The following section summarizes the metallurgical testing data available as of the date of the 2004 Feasibility Study as prepared by Hatch and IMC for the Chapada Copper-Gold Project in Goiás, Brazil, and was taken from Coffey (2012).

There was a significant amount of process testing completed on the Chapada Project by third parties. The results of this test work provided the basis for the development of a straightforward process flow sheet for treating the ore. Test results indicated that a clean, predominately chalcopyrite concentrate could be produced with associated gold. Tests and design work indicated that a concentrate grade of 28% Cu was achievable with acceptable recoveries of copper and gold.

The metallurgical test work included the following major components:

•      Mineralogical studies.

•      Grinding and Bond Work index tests.

•                  Grind size versus flotation recovery studies including the evaluation of regrind after rougher flotation.

•      Flotation studies to evaluate reagents, pulp density, pH, and residence time.

•      Settling tests for thickener design.

Sufficient testing was completed such that Kilborn was able to develop a bankable feasibility design for the process plant in 1997. The Kilborn flow sheet and plant design was used by Yamana’s predecessors to obtain an updated turnkey cost estimate for plant construction and operation.

The process testing history is summarized below:

•                  Feb 1975: INCO, “Flotation Tests on Project M” — Inco.

•                  April 1979: “Report RT-91228-01-R1”, INCO — Parsons-Eluma Projetos e Consultoria S/C.

13-1

•                  May 1980: “Report RT-91228-03-R1”, Eluma-Noranda RPT “Relatorio 13898”, Eluma-Noranda.

•                  Dec 1981: METAGO, “Metallurgical Processing”, Eluma-Noranda.

•                  May 1982: METAGO, “Report on Bench Scale Flotation”, Eluma-Noranda.

•                  Sep 1995: METAGO, “Estudos de Processo para a Mineracao S. Elina”.

•                  Aug 1996: MacPherson Consultants, “Proposed Grinding Circuit for Chapada Ore”, Santa Elina — Echo Bay Mines.

•                  Feb 1997: LAKEFIELD RESEARCH, “Recovery of Copper and Gold from Samples of Chapada Ore- Progress Report N.1”, Santa Elina-Echo Bay.

•                  Oct 1997: AUGMENT, “Chapada Amenability Test Report”, Santa Elina-Echo Bay.

•                  Nov 1997: Billiton Process Research, “Report PR97/90 — Bacterial Oxidation of Chapada Concentrate” Echo Bay.

•                  2004: CIMM and HDA Services S/C Ltda. - SAG/Ball mill test work reports. The study regarding bacterial leaching of the concentration is not being applied to the project at this time. Conventional smelting of the concentrate is anticipated.

•                  2015 and 2016 — Optimization Project implemented by operations — Plant implements Woodgrove Inc. “Aware” (cameras and automation) technology for improved through-put, and Outotec retrofits flotation cells with forced air and Chapada implements on stream analysis with courier system to improve copper and gold recovery.

For the 2004 Feasibility Study, Hatch relied on the December 1981 metallurgical processing report, the 1997 Lakefield report, and the 2004 CIMM/HDA Services S/C Ltda. report as the basis for the current flow sheets, and made the following comments:

•                  Testing for the Parsons-Eluma Projetos e Consultoria S/C report (1981-1982) was carried out at the Metago facility in Goiana, Brazil. The tests were performed on bulk samples from the exploration shaft and crosscuts. Locked cycle flotation tests were performed. A primary grind of 55% -150 µm was selected, although it was noted that the test results were not particularly sensitive to grind. This report is only of value as a guide, as the flow sheet at that time was radically different from what is envisaged for the feasibility study. It included the production of separate pyrite and copper concentrates, preceded by multi-stage crushing, and rod and ball milling. Parsons-Eluma Projetos e Consultoria S/C reported that recovery was high, but no assessment of recovery and grade is provided in the report, other than a conclusion that a 28% Cu concentrate would be achieved, with constant tails of 0.04% Cu.

13-2

•                  The 1997 Lakefield report is a more comprehensive report, presented in a manner that allows some conclusions to be drawn. In addition, the Lakefield personnel involved in this work were still available for discussion and commentary. Lakefield based its work on an aggressive bulk rougher flotation, regrinding of the rougher concentrate and cleaning to produce a high grade concentrate. Lakefield presented the projected metallurgy for Chapada, based on the results of the testing performed (Table 13-1).

TABLE 13-1     LAKEFIELD PROJECTED METALLURGY

Yamana Gold Inc. — Chapada Mine

		Assay		Distribution (%)
	% wt	% Cu	g/t Au	Cu	Au
Feed	100	0.338	0.328	100	100
Cu Rougher Conc.	7.29	4.78	3.6	95.3	73.8
Cu Cleaner Conc.	1.09	28	18.5	90.2	61.6
Cu Cleaner Tail.	6.2	0.3	0.71	5.1	12.2
Au Carbon					10.2
Final Tail	98.9	0.034	0.09	9.8	28.2

Gold recovery from the cleaner concentrate was 61.6%.

The Lakefield work also found a relative insensitivity to grind between P80s of 100 mm and 200 mm. As with Parsons-Eluma, Lakefield also selected a P80 of 150 µm, with regrinding to finer than 50 µm to achieve the final concentrate grade. The selection of a 28% Cu concentrate at a recovery of 90.2% copper was based on a relatively small number (4) of locked-cycle tests.

Hatch concurred with the 28% Cu concentrate grade but used the IMC Life of Mine (LOM) recoveries of 88.6% for copper and 54.6% for gold based on the LOM head grades and a “fixed” tails grade. This calculation of recovery was therefore more conservative than the Lakefield conclusions. If a test work program were to be carried out now, current standards would probably include more samples taken from throughout the deposit (a “metallurgical mapping” program). In addition, Hatch recommended further tests to investigate the relatively low gold recovery.

In January 2004, under Yamana’s supervision, five large four metre diameter “shafts” were excavated at Chapada to obtain bulk samples for testing at the CIMM laboratory in Santiago for semi autogenous grinding (SAG)/ball mill evaluation. The shafts were excavated through

13-3

the soft soil and overburden to the mineralization to at a total depth of 30 m to 40 m. Over 100 t of samples were collected and shipped to CIMM in Santiago, and a SAG/ball mill campaign was conducted during February and March of 2004.

The tests indicated a work index of 15 kWh/t to 16 kWh/t, which was somewhat higher than the values indicated in previous work (12 kWh/t to 13 kWh/t). These higher values were used, due to the quality of the samples and the reputation of CIMM, to develop the grinding circuit and size the main equipment (mill and pebble crusher size and power, and SAG mill discharge screen). The test work was managed by HDA Services S/C Ltda. of Sao Paulo, and the results provided to Hatch. Only a limited amount of sedimentation and filtration work was carried out by Hazen Research Inc. in 1996.

In December 2008, HDA Serviços Ltda. prepared a Comminution Circuit Report, as summarized below. A solid ore characterization program and comprehensive survey campaigns were the basis for simulations carried out for the expansion of the Chapada grinding circuit. The former included the assessment of breakage characteristics and flotation performance of five individual ore types occurring in the Chapada deposit, while the latter comprised two detailed surveys in the existing industrial grinding circuit.

The breakage characteristics of all five main ore types were assessed by high-energy comminution (DWT — Drop Weight Test), low-energy comminution (abrasion test), and ball milling (BWI — Bond Work Index). In all cases, the ANX (Amphibole schist) ore type indicated distinctive breakage characteristics, as compared to the other four, i.e., SRT (Sericitic schist), QSRT (Sericitic Quartzite), GNS (Gneiss), and BTO (Biotite schist). Accordingly, test results showed that ANX is a much more competent ore, while BTO and SRT were considered friable ore types. Both GNS and QSRT were classified as extremely friable in terms of resistance to high-energy comminution.

Even though the ANX indicated the highest value of Bond Work Index among the five ore type results, the differences were not as severe as those obtained for the high-energy resistance. Bond Work Index was within the 12.01 kWh/t to 14.44 kWh/t range for all five ore types. Flotation testing indicated that highest copper and gold recoveries were obtained for samples ground at P80 within the 0.21 mm to 0.25 mm range for the SRT, QSRT, GNS, and BTO ore

13-4

types. Conversely, the ANX ore type indicated that a finer grinding size corresponding to the highest copper and gold recoveries, in this case, at P80 equals to 0.15 mm.

The models developed based on the current Chapada operation were considered robust for simulating the entire grinding circuit, including all processing equipment such as SAG and ball mills, cone crushers, screens and cyclones, as well as High Pressure Grinding Rolls (HPGR). In particular, the HPGR model was calibrated on the basis of a comprehensive testing program carried out at a selected manufacturer laboratory in Germany.

On the basis of individual calibrated models, a base scenario was assembled which consisted of the complete Chapada comminution circuit integrated into a simulation of the current circuit operating under nominal conditions. Nominal capacity was assumed to be 16 Mtpa which resulted in 2,058 tonnes per hour (tph) plant throughput.

Both 20 Mtpa and 24 Mtpa phases of the expansion project of circuit capacity were based solely on the currently installed equipment at the Chapada grinding circuit. In both cases, the existing mills (SAG and ball mill) were adjusted to operate under increased power draw mode, which provided the extra energy required for fragmentation. The grinding circuit product was simulated for a P80 of 0.22 mm to 0.23 mm, well within the selected conditions by the flotation test campaign.

A second (new) grinding line was simulated, as the required capacity exceeded the maximum throughput for the existing industrial circuit. Under this scenario, the existing circuit could process QSRT, GNS, SRT, and BTO ore types, while the new line would receive only the ANX ore type. Such a scenario is based on the conclusions that QSRT, GNS, SRT, and BTO ore types were relatively more friable, while the copper and gold recoveries were found at coarser grinding sizes than the ANX ore type.

Simulations indicated that the existing grinding circuit would process 3,365 tph of QSRT, GNS, SRT and BTO combined ore types, for a nominal P80 equal to 0.22 mm. In this case, the remaining throughput would have to be directed to the new grinding line, which corresponds to 750 tph, or 18% of total plant capacity planned for in the Phase III expansion. The final product was simulated for a P80 equal to 0.15 mm.

13-5

Among the two alternatives simulated for the new grinding line, the SAG/ball mill requires a smaller ball mill, but with slightly higher energy consumption (5%), when compared with the HPGR/Ball Mill option. Total installed power would also be higher for the SAG/ball mill alternative (9.75 MW), compared to 8.70 MW figure obtained for the HPGR/ball mill option. However, such a difference in installed power would be reduced in the case of a coarser grinding size (P80 = 0.21 mm), as indicated by the simulations. Accordingly, ball mill installed power would be 2.8 MW and 4.5 MW, respectively for the SAG/Ball mill and HPGR/Ball mill alternatives.

Throughout 2016 and 2017, Chapada undertook several processing optimization projects to increase mill throughput and copper and gold recoveries. The projects included the following:

•      Retrofit of 10 existing flotation cells with Outotec Tankcell and FloatForce technology.

•      Increase power of the SAG from 11 MW to 12.5 MW.

•                  Installation of an Advanced Control system for automation and stabilization of the process.

•                  Installation of four Staged Flotation Reactor (SFR) flotation cells on cleaner tailings (scavenger circuit) and two SRF cells on the regrind cyclone overflow (scalper circuit).

At the end of 2017 and beginning of 2018, Yamana conducted bench flotation tests at Chapada using a pilot plant which indicates that copper and gold recovery increases of approximately 2% and 1.5% respectively are achievable through optimization of the flotation circuit. Currently, the rougher cells are routinely pulled slower than they could be, limited by the capacity of the regrind sump/pump, even though the Chapada ore is fast floating. In 2018 and 2019, Chapada will undertake the following two-step solution:

a)             Remove the cleaner tailings stream from the regrind circuit, sending it directly to the SFR cleaner scalpers.

b)             Install four new SFR type BRU (Bubble Recovery Unit) cells in the back end of the rougher/scavenger circuit (two lines of two cells per line).

In 2017, Yamana commenced conceptual design and simulations for expanding the Chapada processing plant to between 28 Mtpa and 32 Mtpa. The preliminary simulations indicate that the increased throughput could be achieved with the current flotation feed size of approximately 280 microns by adding an additional ball mill, a new HPGR, a new pebble crushing circuit and a second Vertimill. An additional 14 flotation cells would also be required

13-6

to maintain the current flotation capacity. Yamana will commence a Prefeasibility Study in 2018 to study these options further.

SURUCA

There is a narrow transitional zone between the oxide and sulphide zones at Suruca, but essentially the mineralization can be characterized as either oxide or sulphide. Therefore, separate test work programs were initiated for the oxide and sulphide samples.

A draft metallurgical report was produced by Yamana in September 2010 summarizing the tests conducted and available results, entitled “Relatorio de Estudos Metalurgicos — Alvos de MMIC” (‘Metallurgical Study Report on Ore from the Maracá Region’).

Improvements in gold and copper recovery from the existing Chapada Mine treatment plant were investigated, while bench and pilot scale testing on the various Suruca ore types were conducted concurrently. The study was completed by U. I. Minerals (UIMIN) in July 2010 and entitled “Review of & Recommendations for the Chapada Plant — Current and Future Developments”.

Three ore types were studied but only two types were relevant in the context of the Suruca deposit, gold oxide, and gold sulphide. Table 13-2 summarizes the characteristics of the ore types.

TABLE 13-2     SURUCA ORE CHARACTERISTICS

Yamana Gold Inc. — Chapada Mine

	Gold Sulphides	Gold Oxides
Gold Grade (g/t)	0.57	0.45
Copper Grade (ppm)	156	246
Total Sulphur Grade (%)	1.68	0.11

The following metallurgical test work programs were initiated:

•      Characterization — USP Laboratories

•      Physical Parameters Characterisation — HDA services Pty. Ltd

•      Gravity and Leaching Studies — Knelson Research and Technology Centre

13-7

•                  Exploratory Studies for Flotation and Leaching Steps 1 and 2 — John Clark, Yamana Metallurgy Department and Funmineral Laboratories

•      Evaluation Studies of Heap Leaching — Kappes, Cassiday & Associates.

Yamana managed and supervised all metallurgical test work programs with most of them being completed during the previous phases of the project development. The oxide ore was the basis for these test work programs. Following the aforementioned test work, in April 2017, Kappes, Cassiday & Associates (KCA) in Reno, Nevada, USA completed an updated test work program to evaluate dynamic heap leach process by the following:

•      Head Analysis;

•      Agglomeration and Compaction Test Work; and

•      Column Leach Test Work.

The updated KCA test work program confirmed the amenability of Suruca ore to cyanide leaching and recommended further compaction test work with much higher cement level if the heap height was to be higher than eight metres.

OXIDE CHARACTERIZATION

A summary of the oxidized ore studies are as follows:

•      Free gold particles 3.7% (greater than 37 µm).

•      55% of the gold associated with oxygen and hydroxides of iron.

•      31% of the gold associated with silicates.

•      10% of the gold associated with other minerals.

•      The gold grains have an average size of 8 µm.

•                  Cyanide leaching of the whole ore sample at 100% passing 840 µm and 150 µm indicated gold recoveries of 75.9% and 89% respectively.

•                  Physical characterization test work indicated a bond work index (BWi) value of 16.6 kWh/t for a product grind size of 74 µm indicating that the Suruca oxide sample tested is moderately hard from the perspective of conventional ball mill grinding drop weight index (DWi) testing indicated that the sample tested was extremely friable.

•                  Gravity characterization test work was carried out by Knelson Research Laboratories. A conventional GRG (gravity recoverable gold) test indicated a gravity recovery of 35.4%. Leaching of the gravity concentrate with cyanide indicated a leach recovery of

13-8

a 99% compared to direct leaching of the ore crushed to less than 147 µm, which gave a cyanide leach recovery of 93.6%.

•                  Flotation test work conducted on the oxide samples produced poor results with an overall flotation and leaching recovery of the flotation concentrates produced of approximately 30% of the feed gold content.

•                  Column leach tests conducted were positive. A total of 92% of the contained gold was recovered from the oxide sample submitted in a period of 52 days leaching. The sodium cyanide consumption was calculated to be 0.44 kg/t using a Portland cement addition rate of 18 kg/t. The agglomerated sample was also strongly agglomerated based on the promising “slump” tests results indicating 0% slump with no pooling or channelling noted during the testing.

SULPHIDE CHARACTERIZATION

A summary of the sulphidized ore studies are as follows:

•      Free gold particles 26% (greater than 37 µm).

•      59% of the gold associated with sulphides, predominantly pyrite.

•      9% of the gold associated with silicates.

•      4% to 6% of the gold associated with tellurides.

•      The gold grains have an average size of 3 µm.

•                  Cyanide leaching of the whole of ore sample at 100% passing 75 µm indicated a gold recovery of 88.0%. Technological characterisation of the sample indicated a total gold recovery of 76.9% for a sample less than 300 µm in size.

•                  Physical characterization test work indicated a BWi value of 15.4 kWh/t for a product grind size of 74 µm indicating that the Suruca sulphide sample tested has a moderately to high hardness from the perspective of conventional ball mill grinding. DWi testing indicated that the sulphide ore is very competent in nature.

•                  Gravity characterization test work was carried out by Knelson Research Laboratories. A conventional GRG (Gravity Recoverable Gold) test indicated a gravity recovery of 35.2%. Leaching of the gravity concentrate with cyanide indicated a leach recovery of a 95% compared to direct leaching of the ore crushed to less than 109 µm, which gave a cyanide leach recovery of 82.3%.

•                  Flotation testing was conducted in two separate stages. The stage 1 results utilizing locked cycle testing indicated gold recoveries of 82% and 85% when leaching the flotation concentrates produced. The second set of flotation tests indicated 82% recovery for flotation and 85% leach gold recovery of the concentrate produced at a grind size P80 of 75 µm.

13-9

14  MINERAL RESOURCE ESTIMATE

The updated Mineral Resource estimates for the Chapada (Cava Norte, Cava Central, Corpo Sul, and Sucupira) and Suruca deposits, carried out by Yamana personnel have been reviewed. The Mineral Resource estimate is based on open pit mining scenarios, and Chapada Mineral Resources are constrained by optimized pits which are based on a copper and gold net smelter return (NSR) cut-off. RPA has reviewed the estimation methodologies, classification criteria, and Mineral Resource reporting adopted by Yamana. A summary of the Mineral Resources at Chapada and Suruca, dated December 31, 2017, is given in Table 14-1.

TABLE 14-1     MINERAL RESOURCES - DECEMBER 31, 2017

Yamana Gold Inc. — Chapada Mine

Category	Tonnes (000)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)
Measured
Copper Gold	54,815	0.12	204	0.19	233
Gold Only	—	—	—	—	—
Sub-total Measured	54,815	0.12	204	0.19	233
Indicated
Copper Gold	219,377	0.19	1,322	0.22	1,080
Gold Only	82,161	0.48	1,277	—	—
Sub-total Indicated	301,538	0.27	2,600	0.16	1,080
Measured + Indicated	356,353	0.24	2,804	0.17	1,313

Inferred
Copper Gold	47,046	0.15	223	0.24	252
Gold Only	27,553	0.44	386	—	—
Total Inferred	74,599	0.25	609	0.15	252

Notes:

1.              CIM (2014) definitions were followed for Mineral Resources.

2.              For Chapada Corpo Principal and Corpo Sul, Mineral Resources are estimated at a cut-off grade of 0.2 g/t Au for Oxide and a US$4.06 NSR cut-off for Sulphide.

3.              For Suruca, Mineral Resources are estimated at a cut-off grade of 0.2 g/t Au for Oxide and 0.3 g/t for Sulphide.

4.              Mineral Resources are estimated using a long-term gold price of US$1,600 per ounce and a long-term copper price of US$4.00 per pound.

5.              Mineral Resources at Chapada are constrained by an optimized pit and the December 2017 topographic surface.

6.              Mineral Resource are exclusive of Mineral Reserves.

7.              Numbers may not add due to rounding.

14-1

The author is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the current resource estimate.

DATABASE

RPA was supplied with databases for the Chapada (Cava Central, Cava Norte, Corpo Sul, Sucupira), and Suruca deposits. The drill hole database is comprised of a total of 2,149 drill holes with 306,555 m of drilling at an average length of hole of 143.0 m. The database included header, survey, assay, lithology, and density information. Table 14-2 summarizes the databases used for resource estimation.

TABLE 14-2     DESCRIPTION OF CHAPADA AND SURUCA DATABASE

Yamana Gold Inc. — Chapada Mine

	Cava	Cava	Corpo
Area	Central/SW	Norte	Sul	Sucupira	Suruca	Total
Number of DDH	474	159	365	149	1,002	2,149
Number of Assays	49,936	21,418	49,534	37,495	77,801	236,184
Number of Surveys	10,742	5,929	25,668	11,839	23,705	77,883
Number of Litho Entries	29,141	10,211	7,996	7,368	46,563	101,297
Total Length	74,163	31,601	79,360	44,130	77,301	306,555
Average Depth	156	199	217	296	77	143

Drill hole spacing over the property ranges between sections spaced on 50 m and 200 m section lines. At Chapada (includes Cava Central/SW, Cava Norte, Corpo Sul, and Sucupira), drilling is spaced between 50 m and 100 m towards the centre of the deposit and 100 m to 200 m on the peripheries. At Suruca, drilling is spaced on 100 m sections in the northeast and 200 m to the southwest. Figure 14-1 shows a drill plan for the three deposits.

The author is of the opinion that the Yamana Chapada and Suruca databases are sufficient to support Mineral Resource estimation.

14-2

670000 E
672500 E
675000 E
677500 E
680000 E
682500 E
N
8430000 N
8427500 N
8425000 N
8422500 N
Legend:
Main Zone
South Zone
Surucal
0
1
2
3
4
5
Kilometres
Figure 14-1
Yamana Gold Inc.
Chapada Mine
Goias State, Brazil
Resource Drilling Map
March 2018
Source: Yamana Gold, 2018.

14-3

GEOLOGICAL INTERPRETATION

Yamana personnel developed wireframe 3D solid representations of geological features using Vulcan with refinements in Leapfrog 3D software. Solids were created for each rock type, litho-structural, and oxidation domain as illustrated in Figures 14-2 and 14-3.

For Chapada, a mineralization envelope was created to define grade continuity within the deposit. The grade shell was created on the basis of 0.1% g/t Au and 0.1% Cu minimum grade threshold. In areas within the grade shell where the gold and copper grades were below the minimum grade threshold and presented lateral continuity between sections, internal waste solids were modelled. For consideration of any domain (grade shell or internal waste domains), at least five metres of grade continuity was taken.

A lithological model was also created in the Chapada deposit, which was separated by lithostratigraphic units. All blocks were flagged with their respective lithological codes and geological domain units in the block model to provide geological base to the mine planning.

In Suruca, lithological model was separated by weathering profile units in the Oxide domain and by lithostratigraphic units in the Sulphide domain; geomechanical information was also taken into consideration during Oxide domain modelling.

The Suruca Au grade shell modelling criteria is based on the Oxide domain using a 0.1 g/t Au minimum grade threshold for the low grade domain and 0.18 g/t Au as minimum grade threshold for the high grade domain (Figure 14-4). In the Sulphide domain, a 0.2 g/t Au minimum grade threshold was used. In the Suruca Sulphide SW domain, a 0.1 g/t Au minimum grade threshold was used for the low grade domain and 0.2 g/t Au minimum grade threshold was used for the high grade domain. The copper grade shell modelled for the Oxide domain uses a 0.1% Cu minimum grade threshold. In the Sulphide SW domain, a 0.1% Cu minimum grade threshold was used for the low grade domain and a 0.2% Cu minimum grade threshold was used for high grade domain.

In areas within the grade shell modelling where gold grades were below the minimum grade threshold but presented lateral continuity of a minimum of five metres, internal waste solids were modelled.

14-4

The topography surface used in the models was developed from topographic points collected in the field with a total station survey instrument and by topographic restitution. The surface was interpolated using Micromine considering all collar information from the drill holes to reproduce the primitive topography surface.

A detailed topography was collected using 3D Laser Scanning (Triangulation Irregular Network — TDN) to produce an as-mined pit surface as of December 31, 2017. The block model was clipped to this pit shell (Figure 14-5).

The author is of the opinion that the geological interpretations for Chapada and Suruca are suitable to support resource estimation and meet industry standards.

14-5

North
Sucupira
Central
Corpo Sul
Au (g/t):
> 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
< 10.0
0 2 4 6 8 10
Kilometres
March 2018
Source: RPA, 2018.
Figure 14-2
Yamana Gold Inc.
Chapada Mine
Goias State, Brazil
Isometric View Showing
Vertical Section Polylines
for Chapada

14-6

400 L
300 L
200 L
100 L
676000 E
Au (g/t):
> 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
< 10.0
0
50
100
150
200
250
Metres
March 2018
Source: RPA, 2018.

Figure 14-3

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Typical Vertical Section for Chapada

14-7

400 L
300 L
200 L
100 L
681000 E
N
Au (g/t):
> 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
< 10.0
0 50 100 150 200 250
Metres
March 2018
Source: RPA, 2018.

Figure 14-4

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Typical Vertical Section Through Suruca

14-8

400 L
300 L
200 L
100 L
0 L
671000 E
670000 E
N
Au (g/t):
> 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
< 10.0
0 50 100 150 200 250
Metres
March 2018
Source: RPA, 2018.

Figure 14-5

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Vertical Section Through Chapada and Optimized Resource Pit

14-9

RAW ASSAYS

For Chapada and Suruca, Yamana performed statistical analysis for the drill hole intercepts that occurred within the individual deposits, litho-structural wireframes, alteration (oxide vs. sulphide), and grade shells. For Suruca, statistical analysis on raw assays was performed on two domains, the Au domain and the AuCu domain.

The univariate statistical analyses are summarized in Table 14-3.

TABLE 14-3              SUMMARIZED RAW STATISTICS

Yamana Gold Inc. — Chapada Mine

Gold (g/t)
Deposit	Count	Min	Max	Mean	Variance	StDev	CV
Chapada Corpo Principal	107,556	0.000	24.020	0.096	0.040	0.212	2.200
Corpo Sul	49,425	0.000	5.680	0.097	0.040	0.191	1.970
Suruca	77,796	0.000	296.000	0.161	1.710	1.307	8.110

Copper (%)
Deposit	Count	Min	Max	Mean	Variance	StDev	CV
Chapada Corpo Principal	108,685	0.000	6.000	0.143	0.040	0.198	1.380
Corpo Sul	49,524	0.000	3.150	0.134	0.030	0.170	1.260
Suruca	77,797	0.000	3.590	0.030	0.000	0.059	1.950

Notes:

1.              The statistics presented in the table for Chapada Corpo Principal and Corpo Sul have been summarized by RPA for reporting purposes. The average grades are weighted by the number of records in each domain sub-set and variances are the result of pooled variances for all rock types within the domain population.

COMPOSITING AND EXPLORATORY DATA ANALYSIS

Yamana selected a two metre composite length for Chapada Corpo Principal and Corpo Sul. For Suruca, sample composites used a half bench value of 2.5 m in the oxide domain and 2.0 m composites in the sulphide domain.

The statistics were analyzed individualizing the samples inside each grade shell domains. STR is the raw data from drill holes. RLG is the 2.0 m composited samples from the drill hole database. A summary of the composite statistics is given in Table 14-4.

The author has reviewed the compositing strategy and resulting composites and is of the opinion that the composites are adequate to support Mineral Resource estimation.

14-10

TABLE 14-4   SUMMARIZED COMPOSITE STATISTICS

Yamana Gold Inc. — Chapada Mine

Gold (g/t)
Deposit	Target	Grade Shell	Count		Min		Max		Mean		Var		StDev		CV
			STR	RLG	STR	RLG	STR	RLG	STR	RLG	STR	RLG	STR	RLG	STR	RLG
Chapada	CC		10,270	8,032	0.00	0.00	6.91	4.15	0.32	0.30	0.09	0.07	0.30	0.27	0.96	0.88
Chapada	CC-SW		4,512	3,327	0.00	0.00	24.02	18.72	0.29	0.29	0.20	0.16	0.44	0.40	1.52	1.39
Chapada	CN	Sulphide	8,477	5,336	0.00	0.00	4.33	3.40	0.27	0.26	0.09	0.07	0.30	0.26	1.11	1.00
Chapada	CN	Oxide	18	14	0.10	0.12	0.74	0.53	0.24	0.24	0.02	0.02	0.16	0.14	0.64	0.58
Chapada	Sucupira	Au	11,684	6,833	0.00	0.00	4.33	3.42	0.27	0.26	0.09	0.08	0.31	0.27	1.15	1.04
Chapada	Sucupira	Waste	2,997	1,618	0.00	0.00	1.98	0.41	0.06	0.05	0.01	0.04	0.08	0.00	1.50	0.82
Corpo Sul	CS	Au	12,205	10,098	0.00	0.00	5.68	5.68	0.27	0.28	0.09	0.08	0.30	0.29	1.11	1.04
Corpo Sul	CS	Oxide	955	711	0.01	0.02	4.11	4.11	0.26	0.26	0.09	0.11	0.30	0.33	1.14	1.24
Corpo Sul	CS	Mix	410	299	0.00	0.00	3.34	3.12	0.27	0.27	0.14	0.12	0.38	0.35	1.41	1.28
Corpo Sul	CS	Sulphide	6,958	5,560	0.00	0.00	1.32	0.79	0.07	0.06	0.00	0.00	0.06	0.04	0.81	0.60
Suruca	Suruca	Oxide - HG	10,517	4,262	0.01	0.01	296.00	76.55	0.44	0.44	10.45	2.44	3.23	1.56	7.38	3.51
Suruca	Suruca	Oxide - LG	9,888	4,380	0.01	0.00	28.30	12.99	0.15	0.15	0.14	0.08	0.38	0.29	2.52	1.94
Suruca	Suruca	Oxide - Waste	13,071	5,450	0.01	0.00	7.48	1.52	0.06	0.06	0.01	0.00	0.12	0.07	1.95	1.12
Suruca	Suruca	Sulphide - Au	6,776	3,319	0.01	0.01	82.80	82.80	0.50	0.54	2.82	3.05	1.68	1.75	3.33	3.26
Suruca	Suruca	Sulphide - Waste	32,464	17,200	0.01	0.00	22.70	2.46	0.07	0.06	0.03	0.01	0.18	0.09	2.66	1.43
Suruca	Suruca	SW-HG	1,116	550	0.01	0.05	2.65	1.68	0.28	0.29	0.03	0.02	0.17	0.13	0.60	0.46
Suruca	Suruca	SW-LG	3,903	1,927	0.01	0.01	24.80	10.26	0.15	0.15	0.18	0.06	0.42	0.25	2.77	1.66

Copper (%)
Deposit	Target	Grade Shell	Count		Min		Max		Mean		Var		StDev		CV
			STR	RLG	STR	RLG	STR	RLG	STR	RLG	STR	RLG	STR	RLG	STR	RLG
Chapada	CC		16,183	12,331	0.00	0.00	4.52	3.20	0.32	0.32	0.07	0.06	0.26	0.24	0.81	0.76
Chapada	CC-SW		7,176	5,129	0.00	0.00	4.60	4.03	0.26	0.26	0.05	0.04	0.22	0.21	0.84	0.79
Chapada	CN	Sulphide	14,360	9,291	0.00	0.00	2.60	2.10	0.29	0.28	0.05	0.04	0.23	0.20	0.78	0.70
Chapada	CN	Oxide	26	23	0.10	0.04	0.40	0.39	0.18	0.18	0.01	0.01	0.09	0.09	0.48	0.51
Chapada	Sucupira	Au	22,058	12,974	0.00	0.00	2.60	2.12	0.26	0.26	0.04	0.04	0.21	0.19	0.80	0.72
Chapada	Sucupira	Waste	2,347	1,202	0.00	0.00	1.17	0.76	0.06	0.05	0.01	0.05	0.08	0.00	1.28	0.94
Corpo Sul	Corpo Sul	Au	18,629	1,114	0.00	0.02	2.20	1.23	0.26	0.26	0.03	0.03	0.18	0.17	0.68	0.66
Corpo Sul	Corpo Sul	Oxide	1,450	1,114	0.02	0.02	1.56	1.23	0.27	0.26	0.04	0.03	0.20	0.17	0.75	0.66
Corpo Sul	Corpo Sul	Mix	653	495	0.01	0.01	3.15	3.05	0.35	0.36	0.10	0.10	0.32	0.32	0.92	0.89

Notes:

1.              The statistics presented in the table for Chapada Corpo Principal and Corpo Sul have been summarized by RPA for reporting purposes. The average grades are weighted by the number of records in each domain sub-set and variances are the result of pooled variances for all rock types within the domain population.

14-11

The author is of the opinion that the exhaustive statistical analysis performed by Yamana is good practice. The information gathered provides an understanding of how the statistical characteristics of domains are related to the geological controls on mineralization. Subsequent to the composite statistical analysis, Yamana has performed variography and estimation on these segregated distributions. RPA is of the opinion that the segregation of the composite distribution into discrete populations appears excessive. RPA recommends investigating the sub-division of the distribution into “inside” and “outside” with respect to the grade shells only and located within similar areas and/or with similar orientations.

OUTLIER TREATMENT

Metal grade distributions are commonly positively skewed and contain a small proportion of samples which account for a disproportionate amount of the total contained metal. While these potentially outlying values are in many cases actual measurements of the contained metal within a sample, estimation of larger block volumes using these extreme values may result in block grades that are not likely achievable in any given mining scenario. One method of treating these outliers in order to reduce their influence on the average grade is to cut or cap them at a specific grade level. In the absence of production data to calibrate the cutting level, inspection of the assay distribution can be used to estimate a first pass cutting level. A second method to reduce the influence of very high grade composites is to restrict the search ellipsoid dimensions on grades greater than a designated threshold level, commonly set to 50% range of the first pass search ellipse dimensions.

Yamana performed statistical analysis on the data, testing for the presence of high grade outliers. After compositing the assays, Yamana used a combination of histograms and probability plots to identify outliers and to determine capping thresholds on a per domain basis. To limit the influence of these anomalous values over the estimation, a top cut and an ellipsoid restriction were applied. The capping thresholds used by Yamana are summarized in Table 14-5.

14-12

TABLE 14-5     CHAPADA AND SURUCA CAPPING

Yamana Gold Inc. — Chapada Mine

			Top Cut		HG Threshold
Target	Grade Shell	Rock Type	Au (g/t)	Cu (%)	Au (g/t)	Cu (%)	Ellipsoid Dimension
CC		Oxi	2.00	1.20
CC		Mix	1.15	2.00
CC		Anx	2.50	1.75
CC		Bto	1.95	1.55
CC		Gns	0.60	0.35
CC		Qsrt	0.50	0.65
CC	CC-SW		1.0	1.5
CS	Oxide		1.080	1.108	0.60		50 m x 25 m x 5 m
CS	Mix		1.403	1.600	0.60		50 m x 25 m x 5 m
CS	Sulphide		1.403	1.356	0.60		50 m x 25 m x 5 m
CN - Sucupira	Mix - Sulphide		2.20	1.60
CN - Sucupira	Oxide		0.70	0.40
CN - Sucupira	Sulphide Waste		0.35	0.35
CN - Sucupira	Oxide Waste		0.18	0.18
Sucupira	suc (HG)		1.85	1.20	1.85	1.20	110 m x 60 m x 5 m
Sucupira	suc (HG-bar)		1.85	1.20	1.85	1.20	110 m x 60 m x 5 m
Sucupira	suc (LG)		1.85	1.20	1.85	1.20	110 m x 60 m x 5 m
Sucupira	Waste		0.20	0.20
Suruca	Sulphide - Au		5.20	0.14	5.20	0.14	110 m x 60 m x 10 m
Suruca	Sulphide - SW - HG		0.80	0.60	0.80	0.60	110 m x 60 m x 10 m
Suruca	Sulphide - SW - LG		0.50	0.35	0.50	0.35	110 m x 60 m x 10 m
Suruca	Sulphide- Waste		0.33	0.14	0.33	0.14	110 m x 60 m x 10 m
Suruca	Oxide - HG		3.95		3.95		50 m x 40 m x 5 m
Suruca	Oxide - LG		0.65	0.44	0.65	0.44	50 m x 40 m x 5 m
Suruca	Oxide - Waste		0.25	0.12	0.25	0.12	50 m x 40 m x 5 m

RPA has reviewed the capping grades used during estimation and is of the opinion that they are appropriate for resource estimation. RPA also recommends that assays be capped prior to compositing as opposed to capping composites.

DENSITY

Bulk density measurements were conducted at the Project site on drill core samples. Details of the bulk density study is given in Section 11 of this report. The bulk densities used during tonnage estimation are averages for fine saprolite (oxide), coarse saprolite (mix), and hard rock. The following specific gravities were applied to block volumes for tonnage estimations:

14-13

TABLE 14-6     BULK DENSITY

Yamana Gold Inc. — Chapada Mine

Oxidation Zone	Cava Central, Cava Norte	Corpo Sul	Sucupira	Suruca
Oxide	1.85	1.69	—	1.49
Mix	2.35	2.40	—	1.93
Hard Rock	2.74	2.75	2.76	2.27

VARIOGRAPHY

Yamana calculated experimental variograms on composites divided up by litho-structural domains (Cava Central, Cava Norte, Sucupira, Corpo Sul, and Suruca), grade shell (Cava Central, Cava Norte, Sucupira, Corpo Sul, and Suruca) and oxidation domain (Suruca) for copper and gold separately. Variograms were calculated using non-standardized traditional variogram formulations. The nugget effect was fit to downhole variograms and anisotropy was determined from directional variograms. Yamana interpreted the results of the variography as directions of geological continuity. In the absence of meaningful semi-major (horizontal) experimental variograms, omni-directional variograms were calculated to model the major and semi-major directions. The variogram models generated were used to guide search ranges and rotations. One of the example showing Cava Central are given in Tables 14-7 to 14-11.

RPA is of the opinion that the excessive sub-domaining in the absence of clear distinction between the controls on mineralization of litho-structural domains is inhibitive in terms of producing meaningful and useful variograms. RPA recommends further investigation into the controls on mineralization and the legitimacy of the geological and statistical constraints on data during exploratory variography.

14-14

TABLE 14-7     VARIOGRAM PARAMETERS CHAPADA - GOLD

Yamana Gold Inc. — Chapada Mine

					Structure 1					Structure 2					Structure 3
							Az	Dip	Thickness			Az	Dip	Thickness			Az	Dip	Thickness
	Az	Plunge	Dip				Axis	Axis	Axis			Axis	Axis	Axis			Axis	Axis	Axis
Domain	(o)	(o)	(o)	Nugget	Type	Sill	(o)	(o)	(o)	Type	Sill	(o)	(o)	(o)	Type	Sill	(o)	(o)	(o)
ANX_CP - Ore	50	0	0	0.005	Spherical	0.044	100	12	50	Spherical	0.016	450	20	100	—	—	—	—	—
ANX_CP - Waste	50	0	0	0.000	Spherical	0.001	110	15	50	Spherical	0.001	220	45	90	—	—	—	—	—
BASE_CP	210	0	90	0.000	Spherical	0.001	110	5	50	Spherical	0.001	190	16	110	—	—	—	—	—
BTO_CP - Ore	35	20	90	0.003	Spherical	0.008	295	8	50	Spherical	0.012	515	17	125	Spherical	0.015	540	20	145
BTO_CP - Waste	35	20	90	0.000	Spherical	0.001	50	10	50	Spherical	0.000	115	19	100	Spherical	0.000	225	19	106
CRT - Ore	220	5	90	0.006	Spherical	0.026	130	30	18	Spherical	0.005	400	100	30	Spherical	0.001	450	120	35
CRT - Waste	220	5	90	0.273	Spherical	0.364	200	20	5	Spherical	0.364	270	120	8	—	—	—	—	—
GNS - Ore	60	5	90	0.003	Spherical	0.024	50	15	5	Spherical	0.025	130	25	30	Spherical	0.010	330	35	55
GNS - Waste	60	5	90	0.000	Spherical	0.000	80	10	15	Spherical	0.000	150	55	52	—	—	—	—	—
MIX	0	0	0	0.001	Exponential	0.029	165	165	165	—	—	—	—	—	—	—	—	—	—
OXI	0	0	0	0.002	Spherical	0.015	100	100	100	Spherical	0.021	220	220	220	—	—	—	—	—
QSRT - Waste	30	20	90	0.000	Spherical	0.001	200	5	135	Spherical	0.001	220	7	200	—	—	—	—	—
SIL - Waste	235	45	0	0.000	Spherical	0.000	80	15	5	Spherical	0.000	200	60	15	—	—	—	—	—

14-15

TABLE 14-8     VARIOGRAM PARAMETERS CHAPADA - COPPER

Yamana Gold Inc. — Chapada Mine

					Structure 1					Structure 2					Structure 3
							Az	Dip	Thickness			Az	Dip	Thickness			Az	Dip	Thickness
	Az	Plunge	Dip	Nugget			Axis	Axis	Axis			Axis	Axis	Axis			Axis	Axis	Axis
Domain	(o)	(o)	(o)	(o)	Type	Sill	(o)	(o)	(o)	Type	Sill	(o)	(o)	(o)	Type	Sill	(o)	(o)	(o)
ANX_CP - Ore	50	0	0	0.003	Spherical	0.018	100	12	50	Spherical	0.008	230	25	100	—	—	—	—	—
ANX_CP - Waste	50	0	0	0.000	Spherical	0.002	125	20	70	Spherical	0.001	270	42	130	—	—	—	—	—
BASE_CP	210	0	90	0.000	Spherical	0.002	50	50	50	Spherical	0.001	120	70	130	—	—	—	—	—
BTO_CP - Ore	35	20	90	0.003	Spherical	0.021	90	11	35	Spherical	0.010	145	20	95	Spherical	0.010	225	22	105
BTO_CP - Waste	35	20	90	0.000	Exponential	0.003	195	6	36	Exponential	0.000	225	11	170	—	—	—	—	—
CRT - Ore	220	5	90	0.004	Spherical	0.018	110	25	18	Spherical	0.006	250	80	28	Spherical	0.004	300	110	30
CRT - Waste	220	5	90	0.001	Spherical	0.001	200	20	4	Spherical	0.002	300	100	10	—	—	—	—	—
GNS - Ore	60	5	90	0.005	Spherical	0.035	50	22	10	Spherical	0.016	120	45	18	—	—	—	—	—
GNS - Waste	60	5	90	0.000	Spherical	0.001	50	5	7	Spherical	0.002	120	30	20	—	—	—	—	—
MIX	0	0	0	0.001	Exponential	0.049	215	215	215	—	—	—	—	—	—	—	—	—	—
OXI	0	0	0	0.001	Spherical	0.020	70	70	70	Spherical	0.013	250	250	250	—	—	—	—	—
QSRT - Waste	30	20	90	0.000	Spherical	0.002	250	18	270	—	—	—	—	—	—	—	—	—	—
SIL - Waste	235	45	0	0.000	Spherical	0.000	100	10	3	Spherical	0.002	200	60	10	—	—	—	—	—

14-16

TABLE 14-9   VARIOGRAM PARAMETERS SURUCA

Yamana Gold Inc. — Chapada Mine

					Structure 1				Structure 2
	Azimuth	Plunge	Dip			Major Axis	Semi-Major Axis	Minor Axis		Major Axis	Semi-Major Axis	Minor Axis
Domain	(o)	(o)	(o)	Nugget	Sill	(o)	(o)	(o)	Sill	(o)	(o)	(o)	Variable
Au Oxide	40	0	0	0.2	0.1	160	55	2.8	0.7	302	113	5.7	Au (g/t)
Au Sulphide	40	0	29	0.1	0.1	55	54	1.75	0.8	116	103	8	Au (g/t)
Au Oxide	40	0	0	0.18	0.2	45	31	4.5	0.6	162	95	28.3	Ag (g/t)
Au Sulphide	40	0	29	0.2	0.6	47	45	8	0.2	105	69	21	Ag (g/t)
Internal Waste	40	0	30	0.15	0.6	140	64	28	0.3	252	101	101	Au (g/t)
Internal Waste	40	0	30	0.15	0.6	115	75	36	0.3	402	350	350	Ag (g/t)
Waste	40	0	30	0.3	0.4	51	23	29	0.3	250	250	250	Au (g/t)
Waste	40	0	30	0.3	0.4	51	23	29	0.3	250	250	250	Ag (g/t)

14-17

BLOCK MODEL

Block models measuring 10 m in each direction were generated in Minesight for Chapada (Cava Central, Cava Norte, Corpo Sul, and Sucupira) and 5.0 m in each direction were generated for Suruca deposits. Blocks were flagged by litho-structural domain, grade shell and oxidation domain and were clipped to the original and surveyed as-mined topographic surfaces. A summary of the two block models is provided in Table 14-10.

TABLE 14-10     YAMANA CHAPADA AND SURUCA BLOCK MODEL DEFINITIONS

Yamana Gold Inc. — Chapada Mine

Parameter	Chapada	Suruca
X Size (m)	10	5
Y Size (m)	10	5
Z Size (m)	10	5
X Origin	670,500	680,800
Y Origin	8,420,000	8,426,900
Z Origin	-280	-200
X Offset	105,000	4,500
Y Offset	4,000	2,200
Z Offset	750	950
Azimuth Rotation	56	40

GRADE INTERPOLATION

Block grades were estimated using Ordinary Kriging (OK) in areas where sufficient composites were available to produce reliable variograms. In the absence of reliable variograms, block estimates were performed using Inverse Distance to the third power (ID3).

For Chapada and Suruca, the general estimation strategy is as follows:

1.     Search rotations are the same as variogram rotations.

2.     Search ranges for the first pass correspond to variogram range of the total sill.

3.              Second search pass is twice the variogram range and third is two to four times the variogram range.

4.     Minimum of three samples per estimate for all passes.

5.     Maximum of 16 to 20 samples per estimate.

6.     Maximum of four samples per hole.

7.     Equal discretization in each direction, with five points.

14-18

For Suruca, hard boundaries between modelled mineralization (grade shells) and waste, both internal and external, were used during interpolation. The Suruca interpolation parameters are summarized in Table 14-11.

TABLE 14-11     SURUCA INTERPOLATION PARAMETERS

Yamana Gold Inc. — Chapada Mine

		Estimation	Search Direction			Search Distance			Samples
Variable	Zone	Pass	Bearing	Plunge	DIP	Major	Semi	Minor	Minimum	Maximum

	Suruca	1	130	23	0	50	40	5	6	16
	Oxide —	2	130	23	0	60	50	10	6	16
	Grade	3	130	23	0	80	60	15	5	15
	Shell Au	4	130	23	0	150	120	30	2	9

	Suruca	1	40	0	30	110	60	10	6	16
	Sulphide -	2	40	0	30	150	80	15	6	16
	Grade	3	40	0	30	180	100	20	5	15
	Shell Au	4	40	0	30	200	110	30	2	9

Au	Suruca	1	40	0	30	110	60	10	6	16
	Sulphide	2	40	0	30	150	80	15	6	16
	SW -
	Grade	3	40	0	30	180	100	20	5	15
	Shell Au	4	40	0	30	200	110	30	2	9

	Suruca	3	130	23	0	80	60	15	5	15
	Oxide -
	Waste	4	130	23	0	300	240	50	2	9
	Domain Au

	Suruca	3	40	0	30	180	100	20	5	15
	Sulphide -
	Waste	4	40	0	30	400	220	50	2	9
	Domain Au

	Suruca	1	130	25	0	50	40	5	6	16
	Oxide -	2	130	25	0	60	50	10	6	16
	Grade	3	130	25	0	80	60	15	5	15
	Shell Cu	4	130	25	0	150	120	30	2	9

	Suruca	3	130	25	0	80	60	15	5	15
	Oxide -
	Waste	4	130	25	0	300	240	50	2	9
	Domain Cu

Cu	Suruca	1	40	0	30	110	60	10	6	16
	Sulphide	2	40	0	30	150	80	15	6	16
	SW -
	Grade	3	40	0	30	180	100	20	5	15
	Shell Cu	4	40	0	30	200	110	30	2	9

	Suruca	3	40	0	30	180	100	20	5	15
	Sulphide -
	Waste	4	40	0	30	400	220	50	2	9
	Domain Cu

14-19

RPA reviewed the interpolation strategy adopted for Chapada and Suruca and is of the opinion that it is adequate to support Mineral Resource estimation. RPA recommends, as improvements to the strategy, the following:

•                  Investigate the removal of hard boundaries within the grade shells and possibly a single variogram and set of estimation parameters for block estimates within the grade shell as opposed to multiple “ore” rock types.

BLOCK MODEL VALIDATION

Yamana validated the block models using the following methods:

•      Visual inspection of block grades versus composites

•      Swath plots

•      Comparisons between composite and global block statistics.

Some examples of the validation performed by Yamana are given in Figures 14-6 to 14-8.

RPA has reviewed the validation procedures adopted by Yamana and is of the opinion that Yamana has followed industry standard procedures, performing rigorous validation of the block models generated. Swath plots and visual comparisons of blocks to samples show good reproduction of the local mean. The cross-validation plots are demonstrating that the estimation parameters are successfully minimizing the error variance and that there is no significant conditional bias being introduced.

14-20

400 L
300 L
200 L
100 L
0 L
E
671000 E
N
Au (g/t):
> 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
< 10.0
0 50 100 150 200 250
Metres

March 2018

Source: RPA, 2018.

Figure 14-6

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Blocks Versus Drill Hole Grades

Cava Central

14-21

Longitudinal Drift - Sucupira 1st Pass Au(g/t)
Transversal Drift - Sucupira 1st Pass Au(g/t)
Elevation Drift - Sucupira 1st Pass Au(g/t)
Au [g/t]
Ton

Swath Plot – 1st Estimate Pass

Au_Mean_X	NN_Mean_X	Difference (%)
0.305	0.304	0.236

Au_Mean_Y	NN_Mean_Y	Difference (%)
0.305	0.304	0.236

Au_Mean_Z	NN_Mean_Z	Difference (%)
0.305	0.304	0.236

Figure 14-7A

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil

Swath Plot of OK versus NN Block Models – Au - Chapada

March 2018

Source: RPA, 2018.

14-22

Longitudinal Drift - Sucupira 2nd Pass Au(g/t)
Au (g/t)
Ton
Transversal Drift - Sucupira 2nd Pass Au(g/t)
Au (g/t)
Ton
Elevation Drift - Sucupira 2nd Pass Au(g/t)
Au (g/t)
Ton

Swath Plot – 2nd Estimate Pass

Au_Mean_X	NN_Mean_X	Difference (%)
0.307	0.314	-2.427

Au_Mean_Y	NN_Mean_Y	Difference (%)
0.307	0.314	-2.427

Au_Mean_Z	NN_Mean_Z	Difference (%)
0.307	0.314	-2.427

Figure 14-7B

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Swath Plot of OK versus NN Block Models – Au - Chapada

March 2018

Source: RPA, 2018.

14-23

14-24

Longitudinal Drift - Sucupira 2nd Pass Cu(%)
Transversal Drift - Sucupira 2nd Pass Cu(%)
Elevation Drift - Sucupira 2nd Pass Cu(%)

Swath Plot – 2nd Estimate Pass

Cu_Mean_X	NN_Mean_X	Difference (%)
0.297	0.299	-0.667

Cu_Mean_Y	NN_Mean_Y	Difference (%)
0.297	0.299	-0.667

Cu_Mean_Z	NN_Mean_Z	Difference (%)
0.297	0.299	-0.667

Figure 14-8B

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Swath Plot of OK versus NN Block Models – Cu - Chapada

March 2018

Source: RPA, 2018.

14-25

CUT-OFF GRADE AND OPTIMIZED PIT SHELL

For Chapada, Mineral Resources were constrained by an optimized pit shell based on metal prices of US$1,600 per ounce gold and US$4.00 per pound copper. Resources were reported using a variable NSR marginal cut-off averaging approximately US$4.06 per tonne. Oxide material was reported above a 0.2 g/t Au cut-off grade. For Suruca SW copper-gold resources, Yamana has used the same parameters as Chapada mine (Table 14-12) and for Suruca Oxide and Sulphide gold-only resources, there was no update from the previous report, and the parameters are shown in Table 14-13.

TABLE 14-12                NSR PARAMETERS

Yamana Gold Inc. — Chapada Mine

Description	Unit	Cost/Price
Copper Price	US$/lb	4.00
Gold Price	US$/oz	1,600
Mining Cost — Soft Rock	US$/t	1.6
Average Mining Cost — Hard Rock	US$/t	2.08
Mining Cost — Incremental	US$/t	0.03
Processing Cost	US$/t	3.35
G&A Cost and Sustaining Capital Cost	US$/t	0.70
Average Plant Copper Recovery	%	76.4%
Average Plant Gold Recovery	%	53.2%
Smelter Payable Copper	%	95.6%
Smelter Payable Gold	%	93.9%
Copper Smelter, Refining, Freight	US$/lb	0.65
Gold Refining	US$/oz	4.68
Copper Royalty, Sales Taxes	% of Gross	2.0
Gold Royalty	% of Gross	2.0

14-26

TABLE 14-13                NSR PARAMETERS - SURUCA

SULPHIDE AND GOLD ONLY

Yamana Gold Inc. — Yamana Gold Inc. — Chapada Mine

Description	Unit	Cost/Price
Gold Price	US$/oz	1,500
Mining Cost — Soft Rock	US$/t	1.41
Average Mining Cost — Hard Rock	US$/t	2.23
Processing Cost — Oxide	US$/t	3.35
Processing Cost — Sulphide	US$/t	4.58
G&A Cost and Sustaining Capital Cost	US$/t	0.35
Processing Recovery — Oxide	%	85%
Processing Recovery — Sulphide	%	85%

At Suruca, Mineral Resources were reported using a 0.2 g/t Au cut-off grade for oxide material and 0.3 g/t Au cut-off grade for sulphide material.

The author is of the opinion that the cut-off grades are reasonable. It is recommended that, moving forward, Suruca gold-only resources should be revised with new parameters by an optimized pit to demonstrate reasonable prospects for economic extraction.

CLASSIFICATION

Chapada classification criteria was based on the Relative Standard Error (RSE) determined by scaling the kriging error in OK production panels to the coefficient of variation of the underlying composite distribution. The method makes use of theoretical sample grids at different spacing to determine a number of RSE values which are scaled to quarterly or annual production volumes. The acceptance criteria are as follows:

•                  Measured Resources should have grades estimated with ±15% relative accuracy on a quarterly production panel at 90% confidence.

•                  Indicated Resources should have grades estimated with ±15% relative accuracy on an annual production panel at 90% confidence.

In 2016, the mine reconciliation shows that the grade estimated have +/-15% relative accuracy on an annual production panel for indicated classification.

14-27

In 2015, Yamana has carried out Sequential Gaussian Simulation on Cava Norte and Corpo Sul deposit to review the Chapada classification and it confirmed the criteria.

Yamana has followed the following classification criteria for Chapada and Suruca:

•                  Measured Resources:

•                  For Chapada, Suruca Sulphide, and Suruca SW - Drill Spacing 50 m X 50 m with an average distance between samples and block estimated less than 50 m and a minimum of two drill holes used in block estimate.

•                  For Suruca Oxide - Drill spacing of 35 m x 35 m with an average distance between samples and block estimated less than 50 m and a minimum of three drill holes used in block estimate

•                  Indicated Resources:

•                  For Chapada, Suruca Sulphide, and Suruca SW - Drill Spacing 100 m X100 m with an average distance between samples and block estimated less than 100 m and a minimum of two drill holes used in block estimate.

•                  For Suruca Oxide - Drill spacing of 100 m x 50 m with an average distance between samples and block estimated less than 1,000 m and a minimum of two drill holes used in block estimate

•                  Inferred Resources:

•                  For Chapada, Suruca Sulphide, and Suruca SW - Drill Spacing 200 m X 200 m with an average distance between samples and block estimated less than 200 m and a minimum of two drill holes used in block estimate.

•                  For Suruca Oxide - Drill spacing of 200 m x 200 m with an average distance between samples and block estimated less than 1,000 m and a minimum of two drill holes used in block estimate

Figure 14-9 shows the classification for Suruca for both sulphide and oxide.

14-28

8430500 N
8430000 N
8429500 N
8429000 N
8428500 N
8428000 N
8427500 N
678000 E
679000 E
680000 E
681000 E
682000 E
683000 E
684000 E
8430500 N
8430000 N
8429500 N
8429000 N
8428500 N
8428000 N
8427500 N
678000 E
679000 E
680000 E
681000 E
682000 E
683000 E

Figure 14-9

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Suruca Classification for Oxide and Sulphide Domains

Legend:

- *Measured*
- *Indicated*
- *Inferred*

March 2018

Source: RPA, 2018.

14-29

Classification for Chapada, Suruca Sulphide, and Suruca SW was based on a 50 m by 50 m drill pattern for the Measured Resources, 100 m by 100 m drill pattern for indicated, and 200 m by 200 m drill pattern for Inferred. For Suruca Oxide, classification was based on a 35 m by 35 m drill pattern for Measured Resources, 100 m by 50 m for Indicated, and 200 m by 200 m drill pattern for Inferred.

Yamana applied the drill spacing and criteria to Chapada and Corpo Sul deposits by designating areas as Measured, Indicated, and Inferred using wireframes to ensure the classification did not contain nonsensical isolated categorized blocks amongst different categories.

The author has reviewed the criteria for classification and the classification designations and is of the opinion that the block classification designations appear reasonable. It is not plausible for there to be a lower estimation accuracy at a higher drilling density.

The author is of the opinion that the Chapada and Suruca Mineral Resource classification criteria and designation are reasonable.

MINERAL RESOURCES

The December 31, 2017 Mineral Resources for Chapada and Suruca Mine are reported as per the resource estimation methodologies and classification criteria detailed herein. Table 14-14 summarizes the Mineral Resources exclusive of reserves by deposit.

14-30

TABLE 14-14   MINERAL RESOURCES - DECEMBER 31, 2017

Yamana Gold Inc. — Chapada Mine

			Au	Au		Cu
Category	Deposit	Tonnes (000)	(g/t)	(000 oz)	Cu (%)	(Mlb)
Measured
	Chapada	53,637	0.11	193	0.20	231
	Suruca SW	1,178	0.29	11	0.07	2
Sub-Total Copper/Gold		54,815	0.12	204	0.19	233
	Suruca Sulphide	0	—	—	—	—
	Suruca Oxide	0	—	—	—	—
Sub-Total Gold Only		—	—	—	—	—

Total Measured		54,815	0.12	204	0.19	233

Indicated
	Chapada	148,666	0.17	819	0.26	838
	Suruca SW	70,711	0.22	503	0.16	242
Sub-Total Copper/Gold		219,377	0.19	1,322	0.22	1,080
	Suruca Sulphide	78,464	0.49	1,244	—	—
	Suruca Oxide	3,697	0.28	34	—	—
Sub-Total Gold Only		82,161	0.48	1,277	—	—

Total Indicated		301,538	0.27	2,600	0.16	1,080

M+I
	Chapada	202,303	0.16	1,013	0.24	1,069
	Suruca SW	71,889	0.22	514	0.15	244
M+I Total Copper/Gold		274,192	0.17	1,527	0.22	1,313
	Suruca Sulphide	78,464	0.49	1,244	—	—
	Suruca Oxide	3,697	0.28	34	—	—
M+I Total Gold Only		82,161	0.48	1,277	—	—

Total M+I		356,353	0.24	2,804	0.17	1,313

Inferred
	Chapada	46,592	0.15	219	0.24	251
	Suruca SW	453	0.29	4	0.09	1
Sub-Total Copper/Gold		47,046	0.15	223	0.24	252
	Suruca Sulphide	25,296	0.45	362	—	—
	Suruca Oxide	2,257	0.34	24	—	—
Sub-Total Gold Only		27,553	0.44	386	—	—

Total Inferred		74,599	0.25	609	0.15	252

Notes:

1.              CIM (2014) definitions were followed for Mineral Resources.

14-31

2.              For Chapada Corpo Principal and Corpo Sul, Mineral Resources are estimated at a cut-off grade of 0.2 g/t Au for Oxide and a US$4.06 NSR cut-off for Sulphide.

3.              For Suruca, Mineral Resources are estimated at a cut-off grade of 0.2 g/t Au for Oxide and 0.3 g/t for Sulphide.

4.              Mineral Resources are estimated using a long-term gold price of US$1,600 per ounce and a long-term copper price of US$4.00 per pound.

5.              Mineral Resources at Chapada are constrained by an optimized pit and the December 2017 topographic surface.

6.              Mineral Resources are exclusive of Mineral Reserves.

7.              Numbers may not add due to rounding

The author has reviewed the following items and finds the estimation methods and classification criteria adopted by Yamana are reasonable and sufficient to support the Mineral Resources reported.

•      The resource database

•      The geological interpretations

•      Exploratory data analysis

•      Composites and compositing strategy

•      Capping grades applied

•      Bulk density

•      Variography

•      Block model parameters

•      Interpolation strategy

•      Classification criteria determination and designation

14-32

15 MINERAL RESERVE ESTIMATE

The Mineral Resource estimates discussed in Section 14 were prepared using industry standard methods and provide an acceptable representation of the deposit. RPA reviewed the reported resources, production schedules, and factors for conversion from Mineral Resources to Mineral Reserves. Based on this review, the author is of the opinion that the Measured and Indicated Mineral Resource within the final pit designs at Chapada Mine can be classified as Proven and Probable Mineral Reserves.

The Mineral Reserves for the Chapada Mine are summarized in Table 15-1.

TABLE 15-1             MINERAL RESERVES - DECEMBER 31, 2017

Yamana Gold Inc. - Chapada Mine

		Tonnes	Au	Au	Cu	Cu
Deposit	Category	(000)	(g/t)	(000 oz)	(%)	(Mlb)
Chapada Corpo Principal	Proven	86,678	0.17	482	0.25	477
Corpo Sul	Proven	127,865	0.17	691	0.25	718
Stocks	Proven	87,950	0.17	480	0.23	447
Sub-Total Copper/Gold		302,492	0.17	1,653	0.25	1,642

Suruca Oxide	Proven	9,868	0.43	135	—	—
Sub-Total Gold Only		9,868	0.43	135	—	—

Sub-Total Proven		312,360	0.18	1,788	0.24	1,642

Corpo Principal	Probable	131,453	0.15	639	0.25	731
Corpo Sul	Probable	141,743	0.13	584	0.25	783
Sucupira	Probable	46,131	0.27	405	0.31	315
Sub-Total Copper/Gold		319,327	0.16	1,627	0.26	1,829

Suruca Oxide	Probable	8,990	0.38	111	—	—
Suruca Sulphide	Probable	40,473	0.59	761	—	—
Sub-Total Gold Only		49,463	0.55	872	—	—

Sub-Total Probable		368,790	0.21	2,500	0.22	1,829

Total Copper/Gold	Proven and Probable	621,819	0.16	3,280	0.25	3,471
Total Gold Only	Proven and Probable	59,331	0.53	1,007	—	—
Total Reserves	Proven and Probable	681,150	0.20	4,287	0.23	3,471

Notes:

1. CIM (2014) definitions were followed for Mineral Reserves.

2. Chapada copper-gold Mineral Reserves are estimated at a cut-off NSR value of $4.06.

15-1

3.              Chapada copper-gold Mineral Reserves are estimated using an average long-term gold price of US$1,250 per ounce and a long-term copper price of $3.00 per pound.

4.              Suruca Oxide and Suruca Sulphide Mineral Reserves are estimated at cut-off grades of 0.21 g/t and 0.30 g/t respectively.

5.              Suruca Oxide and Suruca Sulphide Mineral Reserves are estimated using an average long-term gold price of US$1,300 per ounce and US$900 per ounce respectively.

DILUTION AND ORE LOSS

Chapada Mineral Resources are converted to Mineral Reserves using a factor to account for mining dilution and ore loss. A factor of 95% is applied to contained copper and gold within each block. These factors are based on historical reconciliation data.

For Suruca oxide Mineral Reserves, dilution and mining recovery were included by regularizing the block model to a selective mining unit (SMU) of 10 m by 10 m. Suruca Sulphide Mineral Resources are factored by 5% mining dilution at zero grade and a mining extraction factor of 95% is applied for conversion to Mineral Reserves.

CUT-OFF GRADE

The cut-off for Chapada copper-gold Reserves is applied to the NSR value of each block. The parameters used for calculating the NSR and cut-off are listed in Table 15-2.

TABLE 15-2   NSR PARAMETERS

Yamana Gold Inc. — Chapada Mine

Description	Unit	Cost/Price
Copper Price	US$/lb	3.0
Gold Price	US$/oz	1,250
Average Mining Cost — Soft Rock	US$/t	1.60
Average Mining Cost — Hard Rock	US$/t	2.08
Mining — Incremental Cost	US$/t/10m	0.03
Processing	US$/t	3.35
G&A	US$/t	0.70
Average Plant Copper Recovery	%	76.4%
Average Plant Gold Recovery	%	53.2%
Smelter Payable Copper	%	95.6%
Smelter Payable Gold	%	93.9%
Copper Smelter, Refining, Freight	US$/lb	0.65
Gold Refining	US$/oz	4.68
Copper Royalty, Sales Taxes	% of Gross	2.0
Gold Royalty	% of Gross	2.0

15-2

The NSR formula is as follows:

NSR ($/t) =	(Copper Revenue ($) + Gold Revenue($)) – Offsite Costs ($)
Block Tonnes

The cut-off value of US$4.06 is calculated using the following formula:

Cut-off Value ($/t) = Processing Cost($/t) + G&A Cost ($/t)

For the Suruca open pit, the stockpile cut-off grade is 0.20 g/t Au for oxide material and 0.30 g/t Au for sulphide material.

RECONCILIATION

Mill feed production is compared to the Mineral Reserve model for the volume mined in 2017 (Table 15-3).

TABLE 15-3             2017 MINE TO PLANT RECONCILIATION

Yamana Gold Inc. - Chapada Mine

	Tonnes	Grade		Metal
	(000)	Gold (g/t)	Copper (%)	Gold (oz)	Copper (lb)
Reserve Model	33,411	0.238	0.283	255,230	208,318,736
Adjusted Production	34,163	0.237	0.279	260,601	210,461,637
Difference (%)	+2.3%	-0.1%	-1.2%	+2.1%	+1.0%

Overall, the reserve model predicted fewer tonnes and slightly higher grades than was mined in 2017, however, the predicted and produced amounts of gold and copper metal are very similar, which substantiates the Mineral Reserve estimate at Chapada.

15-3

16 MINING METHODS

The LOM plan includes two main open pit mining areas to be developed on the property, Chapada and Suruca. Current production is entirely from Chapada, including the Corpo Principal, Cava Norte, and Corpo Sul pits. These pits are planned to eventually join into a single pit and Sucupira pit is planned as an additional series of pushbacks. The Suruca mining area includes Suruca Oxide and Suruca Sulphide gold Mineral Reserves.

The Chapada Mine is located in gently undulating terrain at elevations between 340 MASL and 400 MASL. The Chapada open pit, which is currently being mined, has ultimate design dimensions of approximately 8.0 km along strike, up to 1.5 km wide, and 420 m deep. The Suruca open pit will be located approximately seven kilometres northeast of the Chapada open pit, and about two kilometres east of the town of Alto Horizonte. Final pit dimensions for Suruca will be approximately two kilometres along strike and about one kilometre wide.

The processing plant is located at the northwest end of the Chapada pit rim. The tailings storage facility is located to the northwest of the Chapada open pit, with the pond as close as 0.5 km to the pit rim and the tailings dam being up to five kilometres to the northwest.

The current mine life and production schedule is based on the Mineral Reserve statement in Section 15 of this report. There is potential to upgrade some areas of the Inferred Mineral Resources to Indicated or Measured Mineral Resources and then convert these resources to Mineral Reserves.

GROUND CONDITIONS/SLOPE STABILITY

Yamana has had independent consultants conduct a geotechnical characterization study of Chapada rock slopes where the main items addressed are:

•      The geotechnical mapping of the pit;

•      The geotechnical description of the drill core samples;

•      The geotechnical classification of the rock mass;

•      The relevant structural features;

•      Analysis and selection of the geotechnical parameters that are to be adopted.

16-1

The characterization study was used to classify the rock masses and determine the geotechnical parameters for pit slopes. The slope design recommendations for the Cava Norte, Corpo Principal, Cava SW, and Corpo Sul pits are listed in Tables 16-1, 16-2, 16-3, and 16-4 respectively. The geotechnical sectors corresponding to these recommendations are illustrated in Figures 16-1, 16-2, 16-3, and 16-4. A complete geotechnical analysis for Sucupira is planned for 2018.

The slope design recommendations are divided into the following geotechnical classifications:

•      I-II Slightly fractured rock (very good and good rock quality)

•      III Slightly altered and moderately fractured (regular rock quality)

•      IV Highly altered and fractured (poor rock quality)

•      V Soil and completely altered and fractured (very poor rock quality)

TABLE 16-1   CAVA NORTE SLOPE DESIGN RECOMMENDATIONS

Yamana Gold Inc. - Chapada Mine

				Benches		Inter-ramp		Safety
Geotechnical			Bench	Berm	Max. Face	Max.	Max.	Berm
Classification	Lithology	Sectors	Height (m)	Width (m)	Angle (°)	Height (m)	Angle (°)	(m)
Class I and II	All	1, 3, 5	20	8.5	80	100	59
		2, 4	20	8.5	85	100	63
Class III	All	1, 3, 5	20	8.5	80	100	59
		2, 4	20	8.5	85	100	63	15
Class IV	All	1, 3	10	7.0	75	100	55
		2, 4, 5	20	7.0	75	100	55
Class V	All	All	10	7.0	40	50	28

TABLE 16-2   CORPO PRINCIPAL SLOPE DESIGN RECOMMENDATIONS

Yamana Gold Inc. - Chapada Mine

				Benches		Inter-ramp
Geotechnical			Bench	Berm	Max. Face	Max. Angle
Classification	Lithology	Sectors	Height (m)	Width (m)	Angle (°)	(°)
		2, 3, 5, 7, 9	20	10.0	75	52
Class I and II	All	4, 6, 10-12	20	8.0	70	53
		1, 8	10	7.0	75	46
		2, 3, 5, 7, 9	20	10.0	75	52
Class III	All	4, 6, 10-12	20	8.0	70	53
		1, 8	10	7.0	75	46
Class IV	All	1, 3	10	7.0	65	41
Class V	All	All	10	7.0	45	30

16-2

N=8,427,750
N=8,427,500
N=8,427,250
N=8,427,000
N=8,426,750
N=8,426,500
N
Setor 1
Setor 2
Setor 3
Setor 4
Setor 5
0 100 200 300 400 500
Metres

Figure 16-1

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Cava Norte Pit
Geotechnical Zones

March 2018

Source: RPA, 2018.

16-3

SETOR 01
SETOR 02
SETOR 03
SETOR 04
SETOR 05
SETOR 06
SETOR 07
SETOR 08
SETOR 09
SETOR 10
SETOR 11
SETOR 12
N
0 50 100 150 200 250
Metres

SETOR GEOMÉTRICO	DIREÇÃO DOS TALUDES FINAIS (°)
SETOR 01	33
SETOR 02	326
SETOR 03	302
SETOR 04	248
SETOR 05	318
SETOR 06	238
SETOR 07	150
SETOR 08	47
SETOR 09	133
SETOR 10	155
SETOR 11	164
SETOR 12	203

Figure 16-2

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Corpo Principal Pit
Geotechnical Zones

March 2018

Source: RPA, 2018.

16-4

N
Cava SWC
Cava SWC
Sector 2
Sector 3
Sector 1
Sector 2
Sector 1
0 100 200 300 400 500
Metres

Figure 16-3

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil
Cava South-West Pit
Geotechnical Zones

March 2018

Source: RPA, 2018.

16-5

N
N=8,424,500
N=8,424,000
N=8,423,500
N=8,423,000
E=670,500
E=671,000
E=671,500
E=672,000
E=672,500
E=673,000
SETOR 1
SETOR 2
SETOR 3
SETOR 4
SETOR 5
SETOR 6
SETOR 7
SETOR 8
SETOR 9
SETOR 10
SETOR 11
0 100 200 300 400 500
Metres
March 2018
Source: RPA, 2018.

Setor Geométrico	Direção dos Taludes (°)
1 e 3	152
2	190
4	277
5, 7 e 9	326
6 e 8	297
10	360
11	111

Figure 16-4

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil
Corpo Sul Pit
Geotechnical Zones

16-6

TABLE 16-3     CAVA SW SLOPE DESIGN RECOMMENDATIONS

Yamana Gold Inc. - Chapada Mine

		Geotechnical		Bench	Berm	Max. Face
Pit	Sector	Classification	Lithology	Height (m)	Width (m)	Angle (°)
SWS	1, 2, 3	V	All	10	10	45
	1	I-II, III, IV	All	20	10	75
	2	I-II, III, IV	All	20	10	65
	3	I-II, III, IV	All	20	10	60
SWC	1, 2	V	All	10	10	45
	1	I-II, III, IV	All	20	10	75
	2	I-II, III, IV	All	20	10	65

TABLE 16-4     CORPO SUL SLOPE DESIGN RECOMMENDATIONS

Yamana Gold Inc. - Chapada Mine

				Benches		Inter-ramp
Geotechnical			Bench	Berm	Max. Face	Max.	Max.	Safety
Classification	Lithology	Sectors	Height (m)	Width (m)	Angle (°)	Height (m)	Angle (°)	Berm (m)
Class I and II	All	1, 3	10	7.0	80	100	63
		2, 4-11	20	8.5	85	100	63
Class III	All	1, 3	10	7.0	85	100	52
		2, 4-11	20	8.5	85	100	63
	All	1, 3	10	7.0	60	100	38
		5, 7, 9	20	8.5	60	100	45	15
Class IV	ANX, BTO,	2, 4, 6,	20	8.5	75	100	55
	SRT/QSRT	8, 11
	All	10	10	7.0	75	100	46
	QDPB	2, 4, 6,	20	8.5	65	100	49
		8, 11
Class V	All	All	10	7.0	40	50	28

In the Suruca pit, inter-ramp slope angles of 24.7° to 36.0° are applied in the saprolite and oxide material types. The Suruca oxide pit will be mined in 5 m high benches with a maximum depth of approximately 30 m. Inter-ramp angles of up to 53° are applied in the sulphide material.

16-7

N
0 500 1000 1500 2000 2500
Metres

Figure 16-5

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Chapada Reserve Pit Design

March 2018

Source: RPA, 2018.

16-8

8,431,000N
8,430,000N
8,429,000N
681,000E
682,000E
683,000E
N
0 200 400 600 800 1000
Metres

Figure 16-6

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Suruca Oxide

Reserve Pit Design

Legend:

- Pit Design
- Waste Dump Design
- Planned Infrastructure
- Tenement Boundary
- Yamana Property Boundary

March 2018

Source: RPA, 2018.

16-9

680500 E
681000 E
681500 E
682000 E
682500 E
683000 E
8430500 N
8430000 N
8429500 N
8429000 N
8428500 N
N
0 100 200 300 400 500
Metres
March 2018
Source: RPA, 2018.

Figure 16-7

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Suruca Sulphide Reserve Pit Design

16-10

MINE DESIGN

Mine operations are exclusively by open pit method, with a fleet of rigid frame haul trucks combined with a variety of diesel powered hydraulic excavators and front end loaders as the primary loading equipment. A fleet of large diesel powered blast hole rigs are employed for production drilling. Blasting is required for all rock types except for unconsolidated material at surface.

Chapada copper-gold open pit optimizations are run on the resource model taking into consideration reserve metal prices, copper at US$3.00/lb and gold price at US$1,250/oz, mining factors, and the pit slope recommendations. The NSR and operating costs parameters used in the pit optimization are as outlined in Table 15-2. Sensitivity to metal price is run in order to identify pit phases for scheduling to improve project net present value and maintain a practical mine sequence and production schedule.

Results from the open pit optimizations are used to design final pit limits. Chapada pit design parameters are presented in Table 16-5. Final pit walls are double benched (total bench height of 20 m) and pre-split wall control blasting is employed.

16-11

TABLE 16-5   PIT DESIGN PARAMETERS

Yamana Gold Inc. — Chapada Mine

			Bench		Face	Inter	Ramp	Ramp
			Height	Berm	Angle	Ramp	Width	Grade
Pit	Domain	Sector	(m)	(m)	(o)	Angle (o)	(m)	(%)
Cava Norte	Class I-II	1, 5	20	8.5	80	59	30	10
		2, 3, 4	20	8.5	85	63	30	10
	Class III	1, 5	20	8.5	80	59	30	10
		2, 3, 4	20	8.5	85	63	30	10
	Class IV	1, 3	10	7.0	75	55	30	10
		2, 4, 5	20	7.0	75	55	30	10
	Class V	All	10	7.0.	40	28	30	10
Corpo Principal	All	North	20	10.0	75	53	30	10
		North-East	20	12.0	75	50	30	10
		North-West	20	8.0	75	56	30	10
		South-East	20	15.0	75	45	30	10
		Overburden	10	5.0	34	27	30	10
		Sucupira	20	8.5	75	50	30	8
Corpo Sul	Class I-II	1 and 3	10	7.0	85	52	30	10
		2,4,5,6,7,8	20	8.5	85	63	30	10
	Class III	1 and 3	10	7.0	80	49	30	10
		2,4,5,6,7,8,9,10	20	8.5	85	63	30	10
	Class IV	1 and 3	10	7.0	60	38	30	10
		4,6 and 8	20	8.5	60	45	30	10
	Class IV	2,5,7 and 10	20	8.5	75	55	30	10
		9	10	7.0	75	46	30	10
		2,5,7 and 10	20	8.5	65	48	30	10
	Class V	All	10	7.0	40	28	30	10

Source: Yamana 2018.

The Suruca oxide and Suruca Sulphide pit optimization are based on the parameters listed in Table 16-6 and Table 16-7 respectively.

16-12

TABLE 16-6   SURUCA OXIDE PIT OPTIMIZATION PARAMETERS

Yamana Gold Inc. — Chapada Mine

Description	Unit	Cost/Price
Gold Price	US$/oz	1,300
Average Mining Cost	US$/t	1.51
Processing Cost	US$/t	5.20
G&A Cost	US$/t	0.42
Total Offsite Cost	US$/oz	42.50
Payable Gold	%	99.95
Processing Recovery	%	85%

TABLE 16-7    SURUCA SULPHIDE PIT OPTIMIZATION PARAMETERS

Yamana Gold Inc. — Chapada Mine

Description	Unit	Cost/Price
Gold Price	US$/oz	900
Average Mining Cost	US$/t	2.23
Processing Cost	US$/t	4.58
G&A Cost	US$/t	0.35
Total Offsite Cost	US$/oz	9.00
Processing Recovery	%	85%

At Suruca, pit design parameters are as follows:

•For saprolite and oxide material types:

•                  5 m bench height,

•                  60° bench face angle,

•                  4 m to 8 m safety berm,

•                  15 m ramp width at maximum 10% gradient.

•For sulphide material type:

•                  30 m bench height,

•                  70° bench face angle,

•                  12 m safety berm,

•                  25 m ramp width at maximum 10% gradient.

16-13

LIFE OF MINE PLAN

The LOM plan is based on Mineral Reserves, as of December 31, 2017, plus an additional 68 Mt of Measured and Indicated Resources from Sucupira at an average grade of 0.26% copper and 0.17 g/t gold. These additional Mineral Resources from Sucupira require the relocation of surface infrastructure that will be studied in a Feasibility Study throughout 2018.

The LOM plan is based on a processing rate of 23.4 Mtpa. The ore stockpile will be processed intermittently throughout the mine life. The mine life is 27 years plus an additional two years at the end of the mine life for processing the remainder of the ore stockpile. Table 16-8 presents the open pit LOM schedule by year.

Plant expansion opportunities to increase the processing rate to a range from 28 Mtpa to 32 Mtpa are currently being studied.

16-14

TABLE 16-8              LIFE OF MINE PLAN

Yamana Gold Inc. — Chapada Mine

					Ore
	Total	Waste	Ore to	Ore to	Total	From	Total
	Mined	Mined	Process	Stock	mined	Stock	Process			Cu	Au
	Tonnes	tonnes	tonnes	Tonnes	tonnes	tonnes	tonnes	Cu	Au	Rec.	Rec.
Year	(mill.)	(million)	(million)	(million)	(million)	(million)	(million)%		g/t	%	%
2018	83.6	45.2	20.4	18.1	20.4	3.0	23.40	0.31	0.24	84.4%	60.5%
2019	81.8	40.2	23.4	18.2	23.4	—	23.40	0.33	0.23	84.7%	59.9%
2020	66.6	29.7	22.3	14.7	22.3	1.1	23.40	0.31	0.23	85.4%	60.9%
2021	72.8	40.1	19.0	13.7	19.0	4.4	23.40	0.31	0.20	82.6%	57.6%
2022	64.7	23.2	20.8	20.7	20.8	2.6	23.40	0.29	0.17	85.9%	59.0%
2023	80.0	39.8	23.4	16.8	23.4	—	23.40	0.31	0.19	86.2%	60.0%
2024	80.0	52.0	23.2	4.8	23.2	0.2	23.40	0.30	0.19	85.9%	60.0%
2025	80.0	59.3	18.0	2.8	18.0	5.4	23.40	0.29	0.21	81.4%	57.8%
2026	80.0	59.1	18.4	2.5	18.4	5.0	23.40	0.32	0.24	82.6%	59.7%
2027	71.7	52.8	17.5	1.5	17.5	5.9	23.40	0.30	0.25	81.9%	60.1%
2028	72.9	53.5	18.4	1.0	18.4	5.0	23.40	0.32	0.23	82.4%	59.0%
2029	46.5	18.5	18.4	9.5	18.4	5.0	23.40	0.27	0.24	80.7%	60.1%
2030	75.4	52.2	18.4	4.8	18.4	5.0	23.40	0.28	0.18	81.0%	56.3%
2031	26.4	4.6	18.3	3.5	18.3	5.1	23.40	0.28	0.18	80.8%	56.1%
2032	36.3	10.7	18.4	7.2	18.4	5.0	23.40	0.26	0.19	80.3%	56.6%
2033	26.2	11.9	10.0	4.3	10.0	13.4	23.40	0.24	0.15	79.1%	53.3%
2034	40.0	32.9	4.7	2.4	4.7	18.7	23.40	0.22	0.14	78.4%	52.6%
2035	40.0	23.3	13.3	3.4	13.3	10.1	23.40	0.23	0.17	78.7%	55.0%
2036	23.5	8.8	13.0	1.8	13.0	10.4	23.40	0.24	0.16	79.3%	54.8%
2037	40.0	32.7	5.7	1.6	5.7	17.7	23.40	0.22	0.13	78.2%	52.1%
2038	39.7	13.0	19.0	7.7	19.0	4.4	23.40	0.25	0.14	80.6%	53.4%
2039	40.0	19.8	17.4	2.8	17.4	6.0	23.40	0.25	0.14	79.8%	52.5%
2040	31.8	6.8	23.4	1.6	23.4	—	23.40	0.27	0.13	85.3%	56.5%
2041	17.5	1.3	16.1	0.1	16.1	7.3	23.40	0.23	0.10	84.4%	54.4%
2042	—	—	—	—	—	23.4	23.40	0.16	0.08	82.2%	52.6%
2043	11.4	10.6	0.8	—	0.8	22.6	23.40	0.16	0.08	82.2%	52.7%
2044	40.0	26.4	13.4	0.3	13.4	10.0	23.40	0.22	0.12	78.0%	51.2%
2045	0.8	0.3	0.5	—	0.5	22.9	23.40	0.13	0.07	76.8%	47.7%
2046	—	(0.0)	0.0	—	0.0	23.4	23.40	0.14	0.07	81.0%	50.9%
2047	—	(0.0)	0.0	—	0.0	2.6	2.59	0.23	0.12	84.3%	55.7%
Total	1,369.7	768.7	435.4	165.6	435.4	245.8	681.2	0.26	0.17	82.1%	57.0%

16-15

The Suruca oxide yearly production schedule is presented in Table 16-9. A pre-production period of five months is expected during the first year of the project and a short term stockpile is also planned to be used during the rainy seasons due to the reduced mine fleet utilization. The start date of the Suruca oxide mine is currently under consideration by Yamana. Studies are ongoing to assess the Suruca oxide and sulphide pits as an integrated complex.

TABLE 16-9               SURUCA OXIDE LIFE OF MINE PLAN

Yamana Gold Inc. — Chapada Mine

		LOM	Pre-Prod.	Year 1	Year 2	Year 3	Year 4	Year 5
Ore Mined	kt	18,858	141	4,049	4,280	4,452	4,393	1,544
Waste Mined	kt	15,381	234	2,915	3,586	3,566	3,586	1,493
Ore Processed	kt	18,858	0	3,933	4,400	4,386	4,400	1,738
Gold Grade	g/t	0.41	0	0.45	0.41	0.42	0.37	0.36

Currently, Suruca sulphide reserves are planned to be mined at the end of the Chapada mine life and ore from Suruca Sulphide will be fed into a modified Chapada processing plant at a rate of 8 Mtpa. However, alternative scenarios are currently being studied to process Suruca Sulphide with a standalone CIL or CIP plant.

Table 16-10 presents the Suruca Sulphide LOM schedule by year.

TABLE 16-10                SURUCA SULPHIDE LIFE OF MINE PLAN

Yamana Gold Inc. — Chapada Mine

		LOM	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Ore Mined	kt	40,500	6,000	8,000	8,000	8,000	6,700	3,800
Waste Mined	kt	71,600	15,200	17,000	12,500	9,200	5,300	800
Ore Processed	kt	40,500	6,000	8,000	8,000	8,000	6,700	3,800
Gold Grade	g/t	0.59	0.47	0.51	0.55	0.59	0.75	0.75

WASTE ROCK

Waste rock dumps are located adjacent to the Chapada open pit. Limits of the waste rock dumps start just past the ultimate pit rim in order to minimize waste haulage distances. Suitable terrain is available adjacent to the existing waste dumps to expand the footprint as required by the production schedule, assuming permitting approvals and surface rights are in place. In addition, pit backfilling opportunities will be available later in the mine life.

16-16

At Suruca, waste will be classified and segregated according to their classification. The facility will consist of 150 m2 for hazardous waste deposit unit and 52.3 m2 for Class II waste deposit unit, each with four waste storage/handling bays.

The hazardous waste deposit unit will be of pre-fabricated canvas covering shed construction with light galvanized steel structure. Floor will be reinforced concrete in order to support light forklift traffic.

The Class II waste deposit unit will be constructed with painted concrete block walls and straightened floor. Roof will be trapezoidal galvanized steel plates supported by metallic structure.

MINE EQUIPMENT

Chapada mining is by conventional truck and shovel open-pit operations. Both Owner mining and contractor mining operations take place in order to meet the production targets. Table 16-11 presents the major equipment fleets for Chapada and its primary mining contractors.

TABLE 16-11       CHAPADA MINE EQUIPMENT FLEET

Yamana Gold Inc. — Chapada Mine

Equipment	Number
Chapada:
Sandvik D45 Drill	2
Atlas Copco ROC L8 RC Drill (Sampling)	1
Liebherr R 9250 - Excavators	3
Caterpillar 993 Wheel Loader	2
Caterpillar 785C Truck	13
Caterpillar 777GTruck	6
Liebherr 964 - Excavators	1
Caterpillar 944 - Loader	1
Caterpillar 16 M Motor Grader	3
Caterpillar D9 Track Dozers	3
Caterpillar 834 Wheel Dozer	1

Afonso Contractor Equipment:
Mercedes AXOR 3344	18
Mercedes AXOR 4144	10
Mercedes 2726	1

16-17

Equipment	Number
Caterpillar 336D Excavator	6
Mercedes 2726 Water Truck	2
Mercedes 2729 Water Truck	1
Caterpillar 140K Grader	1
Caterpillar D6N Track Dozer	1
Caterpillar D6T Track Dozer	2

Master Contractor Equipment:
Atlas Copco ROC L8 Drill	2
Furukawa HCR 1500 Drill	1
Atlas Copco D65 Drill	3
Atlas Copco D7 Drill (Sampling)	1

Eneax Contractor Equipment:
Scania P420 Truck	1
Scania G400 Truck	1
Mercedes 2426 Truck	2
Case 580m Bobcat	1
Case Backhoe Loaders	1

U & M Contractor Equipment:
Hitachi EX 5500 - Excavators	1
Hitachi EX 2500 - Excavators	3
Komatsu 930 Truck	8
Caterpillar 785C Truck	10
Caterpillar 14 M Grader	3
Caterpillar 16 H Grader	1
Caterpillar D9T Track Dozers	1
Caterpillar D10 Track Dozers	4
Caterpillar D11 Track Dozers	1
Atlas Copco D65 Drill	3
Volks Water Truck	4

Haase Contractor Equipment:
Volkswagen 3133 Truck	2
Volvo L90 Front End Loader	1
Komatsu D61 Track Dozers	1
Komatsu PC-200 Excavator	1
Caterpillar 336D Excavator	1
Sany 215C Excavator	1
Hyundai 210 Excavator	1
Volvo VM-330 Water Truck	3
Mercedes AXOR 3131 Water Truck	1
Volkswagen 3133 Water Truck	3

16-18

Equipment	Number
Dynapac CA-250 Road roller	1
Komatsu PC350 Excavator with breaker	1
Volvo G940 Grader	1

Engermanos Contractor Equipment:
Caterpillar 336D Excavator with breaker	1

U & M and Afonso are contracted to complement mine operations for waste removal and disposal, mine development, and mining of ore. Afonso primarily operates in the soft material within the upper benches of the mine.

Eneax is the explosives supplier and carries out blasting operations.

Haase is contracted to provide ancillary equipment comprising a water truck, truck and wheel loaders to help plant operations and other small requested operations.

The major equipment fleet is currently sufficient to meet the LOM production schedule.

Replacement of existing units in the major equipment fleet is required to meet the LOM production schedule. Table 16-13 summarizes the major equipment replacement schedule. No additional equipment replacements are scheduled beyond 2035.

RPA has reviewed the fleet and is of the opinion that the equipment productivities are reasonable and that the fleet is sufficient to meet the LOM production schedule when consideration for contract mining capacity is included.

At Suruca, the open pit mining activities will be primarily undertaken by a contractor-operated fleet as the base scenario for the feasibility study. Another scenario considering contractor-operated fleet for waste removal and the ore mining to be done exclusively by Yamana is also evaluated.

The proposed plant processing rate and overall strip ratio allowed a total material movement under ten million tonnes per year — perfectly suitable for small equipment such as on-highway trucks under 40 tonnes of payload. The mine equipment fleet estimated for the Suruca Project is shown on Table 16-12.

16-19

TABLE 16-12            SURUCA OXIDE MINE EQUIPMENT FLEET

Yamana Gold Inc. — Chapada Mine

Equipment Type	Class	Number of Units
Hydraulic Excavator	4.5 m3	3
Wheel Loader	4.8 m3	1
On-Highway Truck	35-tonne 8x4	14
Motor Grader	14 ft. class	2
Track Dozer	D6-class	1
Track Dozer	D8-class	1
Grade Control	RC drill	1
Water Truck	20,000-litre class	3

MANPOWER

Chapada operates on a 24-hour per day, 365 days per year schedule. For most operating positions, there are four work crews with three on site at any time working three 8-hour shifts per day.

Mining operating manpower is based on approximately four operators for each operating position. Mining manpower for operations, maintenance, and technical services in 2018 is budgeted for approximately 1,008 staff, employees, and contractors. RPA considers the manpower estimates to be reasonable.

MINE INFRASTRUCTURE

Chapada has all necessary infrastructure for a large open pit mine operation. Mining related infrastructure includes a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosives’ storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.

16-20

TABLE 16-13     CHAPADA MINE EQUIPMENT FLEET REPLACEMENT SCHEDULE

Yamana Gold Inc. — Chapada Mine

EQUIPMENT REPLACEMENT	2021	2022	2023	2024	2025	2026	2028	2029	2030	2031	2032	2033	2034	2035
Caterpillar 785C Haul Truck			4	4										4
Caterpillar 777G Haul Truck				2	2	2
Liebherr R 9250 Excavators	1	1	1							1	1
Caterpillar 993 Wheel Loader					1	1
Caterpillar D9 Track Dozer	1	1	1								1		1
Caterpillar 834H Wheel Dozer							1
Caterpillar 16M Motor Grader	1	1	1					1	1	1				1
Sandvik-D45 KS Drill	2						2
Atlas Copco ROC L8 Drill	1						1
Liebherr 944 Excavators	1					1					1			1
Liebherr 964 Backhoe (Mill)					1	1

16-21

17 RECOVERY METHODS

The existing Chapada Mine treatment plant is designed to treat sulphide ore at a nominal rate of 65,000 tpd (Figure 17-1). In 2017, the process recoveries for copper and gold averaged 80% and 57%, respectively.

Run of mine (ROM) material from the Suruca deposit is planned to be treated and incorporated into the system through two separate processes; the oxide ore will be processed using conventional heap leaching technology, and sulphide ore will be processed in the existing plant after some modifications.

SULPHIDE ORE

The first step of the process occurs in the two parallel crushing circuits. The primary crushing system consists of an in-pit gyratory crusher in series with a roll crusher and a jaw crusher in parallel. Crushing is followed by grinding in a SAG mill followed by a ball mill. The ore is then sent to the flotation, thickening, and filtration processes. The tailings are placed in a tailings storage facility, where the embankments are constructed using the coarser material from the grinding plant.

PRIMARY CRUSHING

The comminution process begins with the crushing circuit. At this stage, two parallel systems receive the mined ore. The first system, with a capacity of up to 3,500 dmt/hr, comprises an in-pit gyratory crusher and an MMD 1000 Sizer and five inch grate for scalping (pre-screening) the fine ore. The second system, with a capacity of up to 2,000 dmt/hr, comprises a Metso C160 jaw crusher and a five inch grate for scalping the fine ore. Both systems can perform the primary crushing with a P80 of five inches. The crushed ore is then transported by conveyor belt to an intermediate stockpile.

17-1

Figure 17-1

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Chapada Treatment Plant
-Existing Process Flow Sheet

March 2018

Source: Yamana Gold, 2018.

17-2

GRINDING

The grinding circuit is divided into four systems:

•      Reclaim Ore - Ore taken from the crushed ore stockpile and delivered to the SAG mill.

•                  Primary Pre-Grinding and Classification - SAG mill pre-grinding and classification using cyclones.

•                  Pebble Crushing - Transportation and crushing coarse pebbles screened from the SAG mill discharge.

•                  Secondary Grinding and Classification - Ball mill grinding and classification using cyclones.

The feeder conveyor belt (measuring 1.4 m wide and 246.8 m in length, powered by a 373 kW motor), carries the ore from the stockpile and discharges on the SAG mill in-feed conveyor. The conveyor runs at a fixed speed and also receives material from two HP 800 pebble crushers and feeds the SAG mill. The nominal capacity of this system is 2,870 tph. The conveyor is equipped with a scale for measuring the feed rate of ore to the mill.

The purpose of the primary grinding and pre-classification circuit is to reduce the ore to a size small enough to expose most of the surfaces of mineral particles containing gold.

The pebble crushing circuit is used to fragment the material that is too small to be milled efficiently in the SAG mill and too large to be sent to the ball mill. This material is difficult to grind and could accumulate in the SAG mill, reducing the capacity of the mill. The crushing of this material removes this risk and results in the increased efficiency of the SAG mill grinding process.

The purpose of the secondary grinding and classification circuit is the further reduction of the milled material from the SAG mill to the flotation circuit. The secondary grinding process comprises classification by cyclone and grinding by ball mill.

FLOTATION

The aim of the flotation circuit is to recover the maximum amount of copper and gold from the plant feed. The flotation circuit collects the copper minerals and gold in a concentrate. The concentrate grades are approximately 24.5% Cu and 15 g/t Au, respectively.

17-3

The ore is brought to the flotation process in pulp form with approximately 32% solids. The pulp flows from the cyclone overflows for both primary and secondary grinding circuits to a flow distributor in the flotation circuit. The milled pulp is treated in the flotation circuit.

There are two flotation cell lines, rougher and rougher/scavenger. Each cell line produces two concentrates. The rougher concentrate is produced in the first two cells of each line. Depending on the grade of the concentrate in the third cell, it can be remixed with the rougher or the rougher/scavenger concentrates. The rougher concentrate is sent to the concentrate regrind circuit and the rougher/scavenger concentrate is returned to the primary or secondary regrind circuit. The tailings from the rougher/scavenger system are sent to the final tailings storage facility.

The scavenger circuits have been retrofitted to forced air, and additional staged flotation reactors (SFR) have been installed for increased cleaning capacity.

THICKENING AND FILTERING

The last step in the process is thickening and filtration. The column flotation concentrate is thickened and dewatered in a thickener tank which is 13 m in diameter. The thickener increases the underflow solids density to 60% on a mass basis.

The thickening process involves passing the pulp, containing 60% solids, through 12 LAROX filter plates which reduce the ore concentrate moisture content to an average of 8%. The average filter output is approximately 45 tph. This is discharged in the concentrate storage shed to be loaded and shipped to customers.

TAILINGS STORAGE FACILITY

The flotation tailings are pumped to a pressure boosting system consisting of a reservoir box, three pumps, and a security system which monitors the pumping system in case of problems. The tailings are pumped with enough pressure to be processed by 12 of the 50 installed, 20 inch hydrocyclones. The fines from the hydrocyclone are deposited in the tailings basin and the coarse material is used for dam construction.

17-4

Tailings consisting of approximately 60% solids are deposited into the tailings basin. Water from the basin is recirculated back to the plant. Water percolating through the dam is pumped into the reservoir by a leachate pump circuit.

OPTIMIZATION AND EXPANSION PROJECTS

Several initiatives are underway to improve the performance of the Chapada processing plant. Following from the success of Phase I and Phase II plant optimization projects in 2016 and 2017, which has resulted in increased copper and gold recoveries, in 2018 Chapada will commence Phase III of the optimization. Commissioning is scheduled for the second quarter of 2019 and the project is expected to increase copper and gold recoveries by a further 1.5% to 2%.

In addition to this, Conceptual studies have been completed to expand the Chapada processing plant capacity to 28 Mtpa to 32 Mtpa. A feasibility study for this expansion project is scheduled to commence in 2018.

SURUCA SULPHIDE

Suruca sulphide ore is currently being planned to be processed through the existing Chapada plant, with some modifications, at the end of the Chapada mine life. However, there is also an option to construct a standalone CIL or CIP plant for processing the sulphide ore. Conceptual studies are ongoing.

OXIDE ORE

Processing oxide from the Suruca deposit is planned according to the Suruca Feasibility Study, prepared by Yamana and SNC Lavalin in February 2018 (Yamana and SNC Lavalin, 2018). Yamana is currently assessing the project within the context of the Chapada complex. Figure 17-2 shows the Suruca oxide process flow sheet.

The Suruca Feasibility Study has finalized the design for gold ore to be open-pit mined, crushed and agglomerated, followed by conveying to and stacking on an on-off multiple use leach pad for metal extraction and further processing in on-site facilities. The processing facilities will consist of a series of unit operations, such as carbon adsorption, acid wash,

17-5

elution, carbon regeneration, electro-winning, filtration and drying, to produce gold-rich concentrate. This processing facility will be designed for oxide ores only, with no provision for sulphide ores.

The overall gold recovery is expected to be 85%.

Spent ore form heap leach pad, or tailings, will be reclaimed by truck and shovel and disposed of via dry stacking on surface in a dedicated storage area.

USE OF EXISTING EQUIPMENT

Second-hand and previously purchased equipment has been specified and obtained by Yamana for the crushing, agglomeration, adsorption, reagents and select other processes, and thus utilization of existing purchased equipment is required as much as possible.

CRUSHING AND AGGLOMERATION

The ore processing route begins with the crushing of the raw ore from the mine, consisting of two in series stages of roller crushers; the first with a single crusher and the second with two crushers in parallel. Cement is added to crushed ore and routed to the agglomeration drum where moisture (sodium cyanide solution) is added to the solids. After the drum, the ore is stacked on a dynamic leach pad.

HEAP LEACHING

Single-lift, multiple-use heap leach pad will be used for heap leaching process for 4.4 million tonnes of ore per annum. Through a trade-off study, the dynamic approach has shown to deliver a lowest life cycle cost and lower stability risks than a single use pile. The stacked ore is leached with cyanide solution for the recovery of gold for 80 days. The rich solution from these heaps is drained through a piping network and routed to a collection pond; from where it is taken and fed to the adsorption circuit of columns with activated carbon.

SOLUTION PONDS

The solution management system comprises HDPE-lined ponds for pregnant solution, barren solution, emergency containment, and neutralization (two stages).

17-6

ADSORPTION

Pregnant solution, with relatively low concentrations of gold, are suitable for treatment by conventional counter-current carbon-in-column (CIC) adsorption. There will be two CIC circuits, each with five columns, working in parallel for recovery of gold and other metals onto carbon.

ACID WASH, ELUTION AND CARBON REGENERATION

The elution process will be Pressure Zadra process, which will be coupled with the downstream electro-winning circuits. The loaded carbon from the adsorption columns is transported to the acid wash circuit to remove inorganic impurities. Recovered barren solution is recycled back to feed the heap leach irrigation. After acid wash, the loaded carbon goes through the elution circuit to desorb the gold off of the carbon; the spent carbon is cycled through a regeneration process and returned to the adsorption circuit.

ELECTRO-WINNING

Dried electro-winning concentrate as final product was identified to provide the best overall value and lowest risk profile to the Suruca Project. The elution solution is then sent through electrowinning to recover the gold onto cathodes. The solids on cathodes are washed off, filtered, and dried to produce a concentrate cake as a final product.

REAGENTS

Several reagents are stored and distributed on-site to facilitate the process operation. The key reagents are the cement used in agglomeration and sodium cyanide used mainly in leaching.

17-7

CRUSHING AND AGGLOMERATION
LEACH PAD MATERIAL HANDLING
DYNAMIC HEAP LEACHING
COLLECTION PONDS
RAW WATER POND
ADSORPTION
SCAVENGER ADSORPTION
ACID WASHING, ELUTION, AND CARBON REGENERATION
ELECTROLYSIS AND REFINING
NEUTRALIZATION POND 2
NEUTRALIZATION POND 1
EMERGENCY POND
WASHING & NEUTRALIZATION STOCK POND
BARREN POND
PREGNANT LEACH SOLUTION POND

Figure 17-2

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Suruca Oxide Process Flow Sheet

March 2018

Source: Yamana Gold, 2018.

17-8

18 PROJECT INFRASTRUCTURE

Chapada currently operates one open pit mine and process plant and has all the required infrastructure necessary for a mining complex including:

•                  Open pit mine and mine infrastructure including truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosive’s storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.

•                  A conventional flotation mill for processing sulphide ore and mill infrastructure including assay laboratory, maintenance shops, and offices.

•      Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility comprising a raised dam constructed with cyclone tailings with capacity for three years and plans for further expansion.

•      Local water supplies as required.

•      Electric power from the national grid.

•      Haulage roads from the mines to the plant.

•      Stockpile areas for high grade and low grade ore.

•      Maintenance facilities.

•      Administrative office facilities.

•      Core storage and exploration offices.

•                  Access road network connecting the mine infrastructure to the town site and to public roads.

The Project is spread out over approximately 7.5 km strike length as illustrated in Figure 18-1.

18-1

670000
680000
690000
700000
8430000
8420000
8410000
N
Alto Horizonte
Suruca
BR 080
7.5 Km
Mineração
Maracá
Corpo
Sul
GO 556
3,8 Km
7 Km
10,5 Km
GO 428
8 Km
BR 153
Nova Iguaçu
Campinorte
75°W
60°W
45°W
0°
15°S
30°S
BRAZIL
Corpo Sul
Project
0
2
4
6
8
10
Kilometres

Figure 18-1

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil
General Layout

March 2018

Source: Yamana Gold, 2010.

18-2

19 MARKET STUDIES AND CONTRACTS

MARKETS AND CONTRACTS

The product of the Chapada concentrator is a copper concentrate with gold and silver, which is readily marketable on world markets. During ROM operations (high grade ore mining), the copper concentrate grade is forecast to be between 24% and 25% copper, with gold grades between 10 g/t and 15 g/t and silver grades between 40 g/t and 45 g/t. Beginning in year 2025, when low grade stockpile reclamation becomes a significant component of the process feed, the copper concentrate grade decreases, and is typically at 22% Cu, 7 g/t Au, and 39 g/t Ag.

The smelter payable is 96% for copper and 94% for gold; there is no payment for silver as the grades are too low.

Copper smelter, refining, and freight costs total approximately US$0.83/lb, while gold costs are US$4.12/oz payable.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

PROJECT PERMITTING AND ENVIRONMENTAL STATUS

Since 2006, Minação Maracá has employed the Yamana Management system (SYG) for the management of occupational health and safety, environmental issues and community relations.

Mineração Maracá holds the mining rights related to the Chapada Project, having succeeded and incorporated Mineração Alonte Ltda. on May 14, 1998. Mineração Alonte had succeeded Mineração Serras do Leste Ltda., in 1994.

The mining rights are regulated by Mining Directive No. 2394/79, pursuant to DNPM case No. 808.923/74, and Mining Directive No. 350, pursuant to DNPM case No. 860.931/1994. Property rights in the area correspond to the surface rights associated with Fazenda Genipapo, which covers the entire area under which the deposit is located.

The environmental licensing procedure began with the submission of the Environmental Impact Study and its corresponding Environmental Impact Report to the former FEMAGO, currently the State Secretariat of the Environment — SEMARH — in accordance with CONAMA Resolution 001/86, FEMAGO Directives and the State Council for the Environment. These documents were submitted on December 8, 1996. Having done so, the Preliminary and Installation Licences were requested. At that time, Mineração Maracá obtained from FEMAGO preliminary licence No. 013/99, which was renewed on June 27, 2000 and its registration number was changed to 009/2000.

After issuance of the preliminary licence, the requisite installation licence was issued under number 171/2001 and was renewed on July 19, 2006, the date on which its registration number was changed to 287/2006.

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The operating licence, also known as the licence to function (freely translated), was obtained on November 20, 2006. It was renewed on September 29, 2008, being renewed every few years according to the terms of the regulating body.

The current Chapada operation license was obtained on August 15, 2012, with validity until 2022, through the process 20027/2009.

With the beginning of the operation on south pit, Chapada Mine obtained the construction and installation Pit, IPC — In Pit Crusher and south waste rock piles licenses.

•                  South Pit construction and installation licence number 1457/2015, process 16673/2014, obtained on July 08, 2015. Valid until 2020. Construction and installation already finished and in operation.

•                  IPC — In Pit Crusher construction and installation licence number 317/2014, process 18702/2014, obtained on February 12, 2014. Valid until 2016, construction and installation already finished and in operation.

•                  Waste Rock Pile 2A construction and installation licence number 1450/2015, process 16564/2014, obtained on July 8, 2015. Valid until 2021, construction and installation already finished and in operation.

•                  Low Grade BT3 Pile construction and installation licence number 467/2014, process 21064/2013, obtained on July 9, 2015. Valid until 2016, construction and installation already finished and in operation.

•                  NAG3 Pile construction and installation licence number 1102/2016, process 14457/2015, obtained on Jun 23, 2016. Valid until 2022, construction and installation already finished and in operation.

Chapada Mine obtained DAM water permit number 155/2018, process 3536/2017, obtained on February 07, 2018. Valid until 2030. In addition, Chapada Mine already has the Rio dos Bois water permit, which allows capturing up to 10.3 million m³/year, which is valid until 2019.

The acquisition of the following licences are planned for the next few years:

•                  Vegetation suppression licence to remove vegetation from areas surrounding the south pit and waste rock disposal areas.

•                  Vegetation suppression licence to remove vegetation from between the tailings boundary and the area that has already been flooded by the dam reservoir.

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•                  Ninth stage of the DAM heightening Installation licence. Process 6804/2017 already submitted. Waiting technical analysis and license emission from environmental agency.

•                  South Pit Waste Rock Pile 3 Installation licence. Process 7262/2017 already submitted. Waiting technical analysis and license emission from environmental agency.

•                  If a plant expansion above 24 Mt per year is approved, a new Environmental Impact Study/Environmental Impact Report and operation license will be necessary.

Construction and installation licenses for the Suruca oxide pit, waste dumps, heap leach, and associated infrastructure are already in place.

SOCIAL OR COMMUNITY REQUIREMENTS

Mineração Maracá is active in engaging the local community with a series of cultural, social, and economic programs divided in two main categories:

CORPORATIVE PROGRAMS WITH DIRECT INVESTMENTS IN THE COMMUNITY

•                  Partnership seminars and investment from Yamana to support community development and sustainability. A total of 59 programs carried out to date.

•                  The Open Doors program with visits and seminars for better communication between Yamana and local communities.

•                  Integration Program where a variety of themes are discussed with the community to improve the quality of life of local communities.

ARTS AND EDUCATION PROGRAMS

•                  Arts and theatre workshops.

•                  Partnership between Yamana Gold Inc. and the State Government of Goiás to improve the education of the state schools of Alto Horizonte, Nova Iguaçu and Campinorte.

MINE CLOSURE

The mine life for Chapada Mine (Corpo Principal, Cava Norte, Corpo Sul, and Sucupira) is currently 30 years, i.e. until 2048. The closure plan consists of two major types of activity: decommissioning and rehabilitation. Decommissioning involves permanently ending the mining and mineral processing operations and removing all the equipment and facilities that are not destined to remain in place for future use. Reclamation is usually the more extensive part of mine closure and refers to reclaiming the mine site to other sustainable uses as defined

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in closure management plans. The first version of the plan for mining closure including rehabilitation of the tailings storage facilities, mine sites, waste piles was submitted in 2008. Each year, Chapada updates the projected closure costs. The closure plan includes the following topics:

•      Rock waste dump and stockpiles

•      Tailings dam

•      Open pits

•      Industrial plant and support areas

The purpose of rock waste dumps closure is reclamation of the surface mine waste storage facilities to provide a stable, reliable and sustainable engineered interface between the environment and the mine waste. It supports agreed-upon land uses while minimizing degradation of the surrounding environment following closure. The total area of the dumps requiring rehabilitation is expected to be approximately 3,968,000 m². Rehabilitation is planned to commence in 2018.

The closure of the tailings dam is estimated to cover approximately 12 x 106 m², and the project involves draining and treating the water and covering the tailings with compacted soil.

Open pit closure consists on the adjustments of the shape of the surface drainage of the pit and the mitigation of the erosive processes.

The closure of the processing plant and support areas consists of removing all the equipment and facilities that will no longer be in use. This process is currently planned to commence in 2034.

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21 CAPITAL AND OPERATING COSTS

LOM capital costs include capital projects, sustaining capital, and closure costs. Capital costs are in 2018 US dollars. LOM expansionary capital costs for Chapada are approximately $27 million and sustaining costs are approximately $290 million. Exclusions from the capital and sustaining cost estimate include, but are not limited to, the following:

•                  Mine development waste movement,

•                  The Suruca project (shown separately below),

•                  Project financing and interest charges,

•                  Working capital.

TABLE 21-1              TOTAL CAPITAL COST

Yamana Gold Inc. — Chapada Mine

LOM
Cost	US$ million
Infrastructure & Fixtures	32.6
Vehicles & Machinery	209.4
Tailings Dam & Other	43.0
Hardware, Software & Automation	5.9
Total Sustaining Capital Cost	290.9
Feasibility & Construction	2.2
Tailings Dam Expansion & Other	25.0
Total Expansionary Capital Cost	27.2
Closure Costs	114.5
Total Capital Cost	432.6

The Suruca oxide pit and heap leach pre-production capital cost estimate is US$65.91 million including contingency. The feasibility capital cost estimate has an intended accuracy level of +15%/-10%. Key exclusions are sunk costs, costs beyond the Project completion date, changes in foreign exchange and escalation. Escalation has been applied on the financial model. The majority of pricing was based on tendered firm or budget quotations, mostly by multiple or sources. The life of mine capital cost is US$74.3M and includes sustaining costs for tailings area and waste pit expansions.

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OPERATING COSTS

The mine has been in production since 2007. Operating costs are tracked and well understood. Operating costs are estimated for the LOM in 2018 US dollars. All in unit operating costs are $8.03 per tonne processed as summarized in Table 21-2.

TABLE 21-2              TOTAL OPERATING COST

Yamana Gold Inc. — Chapada Mine

	2018	LOM
Cost	$/t Processed	$/t Processed
Mining	6.20	3.95
Processing	3.33	3.38
G&A	0.66	0.70
Total	10.19	8.03

Notes:

1.              Numbers may not add due to rounding.

The Suruca oxide operating cost will vary from year over year, due to the variation in plant ore feed and more significantly the difference in tailings handling requirement. Over the LOM, the overall operating cost is estimated at approximately 26.0 BRL or US$8.0 per tonne ore feed, as shown in Table 21-3.

TABLE 21-3              TOTAL OPERATING COST

Yamana Gold Inc. — Chapada Mine

LOM
Cost	$/t Processed
Mining	2.78
Processing	4.71
G&A	0.53
Total	8.02

MANPOWER

Mine site manpower is approximately 1,586 people. Direct mine site employees are 510 with 1,076 contractors and consultants. The breakdown of manpower by area is provided in Table 21-4.

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TABLE 21-4             MANPOWER

Yamana Gold Inc. — Chapada Mine

Area	Company	Contract	Total
Mine Operating	180	592	772
Mine Maintenance	17	135	152
Geology/Planning	29	55	84
Plant Operating	72	42	114
Plant Maintenance	122	111	233
Administration	46	135	181
Laboratory	26	0	26
HSE & Community Relations	18	6	24
Total	510	1,076	1,586

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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in Section 22, Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Yamana is a producing issuer, the Chapada Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Chapada Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23     ADJACENT PROPERTIES

There are no material adjacent properties to the Chapada Mine as defined by NI 43-101.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25     INTERPRETATION AND CONCLUSIONS

Based on review of the available documentation, the following conclusions are offered:

GEOLOGY AND MINERAL RESOURCES

•                  The mineralization at Chapada is interpreted as a porphyry and epithermal system.

•                  The procedures for drilling, sampling, sample preparation, and analysis are appropriate for estimation of Mineral Resources.

•                  Mineral Resources were estimated to Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

•                  RPA reviewed the following items and finds the estimation methods and classification criteria adopted by Yamana to be reasonable and sufficient to support Mineral Resource disclosure:

•                  The resource database

•                  The geological interpretations

•                  Exploratory data analysis

•                  Composites and compositing strategy

•                  Capping grades applied

•                  Bulk density

•                  Variography

•                  Block model parameters

•                  Interpolation strategy

•                  Classification criteria determination and designation

•                  Measured and Indicated Mineral Resources of gold are estimated at 82.2 Mt grading 0.48 g/t Au containing approximately 1.3 million ounces of gold. Measured and Indicated Mineral Resources of copper/gold are estimated at 274.2 Mt grading 0.17 g/t Au and 0.22% Cu containing approximately 1.5 million ounces of gold and 1.3 billion pounds of copper.

•                  Inferred Mineral Resources of gold are estimated at 27.6 Mt grading 0.44 g/t Au approximately 386,000 ounces of gold. Inferred Mineral Resources of copper/gold are estimated at 47.0 Mt grading 0.15 g/t Au and 0.24% Cu containing approximately 223,000 ounces of gold and 252 million pounds of copper.

MINING AND MINERAL RESERVES

•                  The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM (2014) definitions.

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•                  The open pit Proven and Probable Reserves of gold, including existing stockpiles scheduled for processing, are estimated to be 59.3 Mt grading 0.53 g/t Au, containing approximately 1.0 million ounces of gold. The Proven and Probable Reserves of copper/gold, including existing stockpiles scheduled for processing, are estimated to be 621.8 Mt grading 0.16 g/t Au and 0.25% Cu, containing approximately 4.3 million ounces of gold and 3.5 billion pounds of copper.

•                  Economic analysis of the LOM plan generates a positive cash flow and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

•                  Reconciliation of the ore mined in 2017 from the Mineral Reserve block model to the plant feed substantiates the reserve estimate at Chapada.

MINERAL PROCESSING

•                  From 2015 through 2017, the process plant went through an optimization program that included throughput improvements through further automation of the grinding circuit, and improved recoveries by flotation cell retro-fits and on-line analysis of sample streams.

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26     RECOMMENDATIONS

Based on the site visit and subsequent review of the available documentation, the following recommendations are offered:

GEOLOGY AND MINERAL RESOURCES

•                  Investigate the sub-division of the distribution into “inside” and “outside” with respect to the grade shells only and located within similar areas and/or with similar orientations.

•                  Cap assays as opposed to composites.

•                  Investigate the removal of hard boundaries within the grade shells and possibly a single variogram and set of estimation parameters for block estimates within the grade shell as opposed to multiple “ore” rock types.

MINING AND MINERAL RESERVES

•                  Complete relocation of infrastructure study in order to add 68 million tonnes of ore from Sucupira deposit.

•                  Suruca gold-only resources should be revised with new parameters by an optimized pit to demonstrate reasonable prospects for economic extraction.

MINERAL PROCESSING

•                  Verify the plant production and recoveries through mine, mill, and finally concentrate reconciliation as operation continues on an on-going basis. The reconciliations will provide feedback for value assurance from the optimization program and continuous improvement initiatives.

•                  Complete the Suruca Sulphide processing plant scenarios with Standalone CIL or CIP plant to maximize the Net Present Value.

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27     REFERENCES

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014, CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.

Hester, M. G. (FAusIMM), 2008, Chapada Copper-Gold Project, Goiás State, Brazil, prepared by Independent Mining Consultants (March 17, 2008).

Michaud, R.L., and Valliant, W.W (2014)., Technical Report on the Chapada Mine, Brazil, prepared by RPA, for Yamana Gold Inc., March 7, 2014.

Valeriano, C.M., Pimentel, M.M., Heilbron, M., Almeida, J.C.H., Trouw, R.A.J., 2008. Tectonic Evolution of the Brasília Belt, Central Brazil, and Early Assembly of Gondwana, vol. 294. Geological Society, London, Special Publications, pp.197e210.

Rodriguez, P.C. (Coffey Mining Pty. Ltd), 2012, Chapada Copper-Gold Mine, Goiás State, Brazil. Independent Technical Report on Mineral Resources and Reserves. Prepared on behalf of Yamana Gold Inc. (January 2012).

Silva, S. B., et al. (Yamana Gold Inc.), 2011, Chapada Mine and Suruca Project, Goiás State, Brazil. Technical Report (March 2011).

Yamana Gild Inc. and SNC Lavalin, 2018. Feasibility/Basic Engineering Report, Suruca Project, State of Goiás, Brazil, February 18, 2018 Rev. A.

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28     DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Chapada Mine, Goiás State, Brazil” and dated March 21, 2018, was prepared and signed by the following authors:

(Signed and Sealed) “Chester M. Moore”

Dated at Toronto, ON
March 21, 2018	Chester M Moore, P.Eng.
Principal Mining Engineer

(Signed and Sealed) “Hugo Miranda”

Dated at Toronto, ON
March 21, 2018	Hugo Miranda, ChMC(RM)
Principal Mining Engineer

(Signed and Sealed) “Avakash Patel”

Dated at Toronto, ON
March 21, 2018	Avakash Patel, P.Eng.
Principal Metallurgist

(Signed and Sealed) “Luiz E.C. Pignatari”

Dated at São Paolo, Brazil
March 21, 2018	Luiz E. C. Pignatari, ChMC(RM)
Independent Consultant
Edem Engenharia de Minas

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29     CERTIFICATE OF QUALIFIED PERSON

CHESTER M. MOORE

I, Chester M. Moore, P.Eng., as an author of this report titled “Technical Report on the Chapada Mine, Goiás State, Brazil” prepared for Yamana Gold Inc. and dated March 21, 2018, do hereby certify that:

1.              I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of the University of Toronto, Toronto, Ontario, Canada in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3.              I am registered as a Professional Engineer in the Province of Ontario (Reg. #32455016). I have worked as a geologist for a total of 45 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•                  Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide

•                  Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba and Saskatchewan

•                  Director, Mineral Reserve Estimation and Reporting at the corporate offices of a major Canadian base metal producer

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I did not visit the Chapada Mine.

6.              I am responsible for Sections 2 to 12, 23, and 24 and contributed to Sections 1, 25, 26, and 27 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have had no prior involvement with the property that is the subject of the Technical Report.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 2 to 12, 23, and 24 and portions of Sections 1, 25, 26, and 27 of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of March, 2018

(Signed and Sealed) “Chester M. Moore”

Chester M. Moore, P.Eng.

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HUGO M. MIRANDA

I, Hugo M. Miranda, ChMC(RM), as an author of this report titled “Technical Report on the Chapada Mine, Goiás State, Brazil” prepared for Yamana Gold Inc. and dated March 21, 2018, do hereby certify that:

1.              I am a Principal Mining Engineer with RPA (USA) Ltd. of 143 Union Boulevard, Suite 505, Lakewood, Colorado, USA 80228.

2.              I am a graduate of the Santiago University of Chile, with a B.Sc. degree in Mining Engineering in 1993, and Santiago University, with a Masters of Business Administration degree in 2004.

3.              I am registered as a Competent Person of the Chilean Mining Commission (Registered Member #0031). I have worked as a mining engineer for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•                  Principal Mining Engineer - RPA in Colorado. Review and report as a consultant on mining operations and mining projects. Mine engineering including mine plan and pit optimization, pit design and economic evaluation.

•                  Principal Mining Consultant — Pincock, Allen and Holt in Colorado, USA. Review and report as a consultant on numerous development and production mining projects.

•                  Mine Planning Chief, El Tesoro Open Pit Mine - Antofagasta Minerals in Chile.

•                  Open Pit Planning Engineer, Radomiro Tomic Mine, CODELCO — Chile.

•                  Open Pit Planning Engineer, Andina Mine, CODELCO - Chile.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I did not visit the Chapada Mine.

6.              I am responsible for Sections 16, 18, 19, 21, and 22 and contributed to Sections 1, 25, 26, and 27 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have had no prior involvement with the property that is the subject of the Technical Report.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 2 to 12, 23, and 24 and portions of Sections 1, 25, 26, and 27 of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 21st day of March, 2018

(Signed and Sealed) “Hugo Miranda”

Hugo M. Miranda, ChMC(RM)

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AVAKASH PATEL

I, Avakash Patel, P.Eng., as an author of this report titled “Technical Report on the Chapada Mine, Goiás State, Brazil” prepared for Yamana Gold Inc. and dated March 21, 2018, do hereby certify that:

1.              I am Vice President, Metallurgy and Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of the University of Regina, Saskatchewan in 1996 with a B.A.Sc. in Regional Environmental Systems Engineering (Civil/Chemical).

3.              I am registered as a Professional Engineer in the Province of Ontario (Reg. #90513565) and in the Province of British Columbia (Reg. #31860). I have worked as a metallurgical engineer for a total of 21 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•                  Reviews and reports as a metallurgical consultant on numerous mining operations and projects for due diligence and regulatory requirements.

•                  Senior positions at numerous base metal and precious metal operations, and consulting companies responsible for general management, project management, and process design.

•                  Sr. Corporate Manager — Metallurgy and Mineral Processing with a major Canadian mining company and a junior Canadian mining company.

•                  Manager of Engineering/Processing Engineering with two large international Engineering companies responsible for designing, planning, and execution for multiple complex mining projects.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I did not visit the Chapada Mine.

6.              I am responsible for Sections 13 and 17 and contributed to Sections 1, 25, 26, and 27 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have had no prior involvement with the property that is the subject of the Technical Report.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 13 and 17 and portions of Sections 1, 25, 26, and 27 of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of March, 2018

(Signed and Sealed) “Avakash Patel”

Avakash Patel, P.Eng.

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LUIZ E. C. PIGNATARI

I, Luiz E. C. Pignatari, ChMC(RM), as an author of this report titled “Technical Report on the Chapada Mine, Goiás State, Brazil” prepared for Yamana Gold Inc. and dated March 21, 2018, do hereby certify that:

1.              I am an independent consultant with Edem Engenharia de Minas.

Av. Jacutinga, 493, apto 42 — São Paulo — SP - 04515-030 - Brazil

luizeduardopignatari@gmail.com

pigna@edemengenharia.com

+55 11 99950-4854

2.              I am a graduate Mining Engineer from the University of São Paulo in 1978 with a post graduate degree in Mining Operations from the same institution.

3.              I am registered as a Competent Person of the Chilean Mining Commission (Registered Member #0031). I have worked as a mining engineer for a total of 40 years since my graduation. I have extensive experience of operations, manufacturing, research, technical evaluation, economic and financial viability studies, with a focus on technology and operational intelligence in the gold, phosphate, and cement industries, with major corporations such as Bunge Limited, Yamana Gold Inc., and Camargo Correa. My relevant experience for the purpose of the Technical Report is:

•	Chapada Mine Reserves Yamana Gold	2015
•	Chapada Mine Reserves Yamana Gold	2016
•	Chapada Mine Resources and Reserves Yamana Gold	2017
•	Pilar de Goiás Brio Gold Reserves	2016
•	Fazenda Brasileiro Brio Gold Reserves	2016
•	Riachos dos Machados Brio Gold Reserves	2016
•	Santa Cruz Graphite Project — Technical report	2017

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I visited the Chapada Mine from January 29, 2018 to February 2, 2018.

6.              I am responsible for items 14, 15, and 20 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have had prior involvement with the property that is the subject of the Technical Report as an employee of Edem Engenharia de Minas.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 14, 15, and 20 and portions of Sections 1, 25, 26, and 27 for which I am responsible in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of March, 2018

(Signed and Sealed) “Luiz E.C. Pignatari”

Luiz E. C. Pignatari, ChMC(RM)

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